UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

Amendment No. 2

(Mark One)

☒REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _____________

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _____________

For the transition period from _____________ to _____________

Commission file number: _____________

BIOHARVEST SCIENCES INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1140-625 Howe Street, Vancouver, British Columbia V6C 2T6, Canada

(Address of principal executive offices)

Ilan Sobel, Chief Executive Officer

3 Pekeris Street, Rehovot 7670203, Israel

Telephone: +972-58-767-5987

Email: info@bioharvest.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class _______  Trading Symbol(s) ______  Name of exchange on which registered _____________

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common shares, without par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).(1) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐
International Financial Reporting Standards as issued by the International Accounting Standards Board	☒
Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☐ No

EXPLANATORY NOTE

This Amendment No. 2 to the Company’s registration statement on Form 20-F (as amended and restated, the “Registration Statement”) amends and restates the Company’s registration statement on Form 20-F dated July 24, 2024, which was originally filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2024 and amended and restated and filed with the SEC on July 24, 2024.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company’s or management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

In particular, this Registration Statement contains forward-looking information, including, without limitation, the Company’s intention to apply to list the Common Shares (as defined herein) on a Nasdaq market, including within the timeline specified herein; the initiation, timing, cost, progress and success of existing and planned research and development initiatives; the Company’s ability to achieve profitability; the Company’s ability to obtain funding for its operations; the Company’s ability to establish and maintain relationships with collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts; the implementation of its business model and strategic plans; the Company’s ability to develop and commercialize future products, future product lines and future CDMO services; the Company’s commercialization, marketing and manufacturing capabilities and strategy; the Company’s ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others; the Company’s expectations regarding national, state/provincial and local regulatory requirements; whether the Company will receive or maintain, and the timing and costs of obtaining or maintain, regulatory approvals; the health and wellness benefits, effectiveness and safety of the Company’s products; the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by its future products, future product lines and CDMO services; the rate and degree of market acceptance of the Company’s future products and product lines and CDMO services; the Company’s expectations regarding market risk, including interest rate changes and foreign currency fluctuations; the Company’s ability to engage and retain the employees required to grow its business; the compensation that is expected to be paid to employees of the Company; the Company’s future financial performance and projected expenditures, events or trends; results of current sales and production; developments relating to the Company’s competitors and its industry; estimates of the Company’s expenses, future revenue, capital requirements and the Company’s needs for additional financing; the expected expenditures to be made by the Company in relation to and the benefits to be derived from the building of the Yavne No. 2 Manufacturing Facility (as defined herein) and the Yavne No. 2 R&D Facility (as defined herein); the completion and timeline for completion of the building of the Yavne No. 2 Manufacturing Facility and the No. 2 R&D Facility; the ability of the CDMO Services Business Unit to generate revenue; the ability of the Company to secure additional development agreements to develop molecules, the successful development of molecules in accordance with the development agreements; molecules developed pursuant to development agreements being eligible for patent protection; existing and future manufacturing capacity; the exploration of potential property acquisitions in Israel and the United States; the Company’s intention to retain all future earnings and other cash resources for the future development and operation of its business; and its intention not to declare or pay any cash dividends in the foreseeable future.

The forward-looking statements in this Registration Statement are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on the Company’s assumptions about factors that are beyond the Company’s ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key

Information - D. Risk Factors.” Any of these factors or a combination of these factors could materially affect the Company’s future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•the Company’s negative operating cash flow and the Company’s ability to continue as a going concern;

•the potential political, economic and military instability in Israel, where the Company’s principal place of business, members of the management team, facilities and employees are located;

•the Company’s additional requirements for capital;

•general business risk and liability;

•the Company’s reliance on key business inputs;

•the Company’s reliance on third-party suppliers and white-label manufacturers;

•the Company’s maintenance obligations and facility disruptions

•the success of the Company’s quality control systems;

•the effectiveness and efficiency of the Company’s advertising and promotional expenditures;

•the failure of the Company’s technology to accommodate increased traffic;

•the increasing consumer acceptance of the Internet as a medium of commerce;

•the development and maintenance of the Internet infrastructure;

•a significant downturn in the Company’s subscriptions may not be immediately reflected in its operating results;

•payment-related risks;

•changing consumer preferences;

•risks related to the price of the Company’s products and CDMO services;

•fluctuations in foreign currency exchange rates;

•the recall of the Company’s products as a result of them not having the intended effects or causing undesirable side effects;

•product liability claims in relation to the Company’s products;

•risks related to insurance;

•risks related to the Company’s management of growth;

•computer system failures, cyber-attacks or deficiencies in cyber security;

•conflicts of interest risk;

•risks related to governmental regulations;

•compliance with manufacturing regulations;

•the Company may face manufacturing stoppages and other challenges associated with audits or inspections by regulatory authorities;

•risks associated with enrolling candidates in clinical trials or studies of others for the Company’s nutraceutical and cosmeceutical products;

•delay in achieving or failure to achieve publicly announced milestones by the Company;

•competition risk;

•obsolescence;

•the loss of key personnel by the Company;

•negative results from clinical or other types of scientific studies and adverse safety events;

•risks related to potential intellectual property claims and patent infringement;

•the protection and enforcement of the intellectual property of the Company;

•the expiration and loss of patents;

•third-party license risk;

•the disclosure of proprietary information and trade secrets of the Company to third parties;

•risks related to smaller companies;

•the Company’s operations may be negatively affected by global financial conditions;

•the Company is a “foreign private issuer” and may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses;

•any return on investment from the Common Shares is not guaranteed;

•the Company may not pay dividends;

•future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce the Company’s earnings per share and make future sales of the Company’s equity securities more difficult;

•holders of Common Shares are at risk for a substantial loss of capital;

•the Company will have broad discretion over the use of the net proceeds from its financings, and it may not use these proceeds in a manner desired by its shareholders;

•the Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions;

•market disruption risks could have a material adverse effect on the market price of the Common Shares;

•there is currently no market through which the Company’s securities, other than the Common Shares, may be sold; and

•there is no assurance of a sufficient liquid trading market for the Common Shares in the future.

PRESENTATION OF FINANCIAL INFORMATION

The financial information contained in this Registration Statement is derived from the Company’s audited annual consolidated financial statements as of December 31, 2023 and December 31, 2022 and the Company’s unaudited interim consolidated financial statements as of March 31, 2024 and March 31, 2023. These financial statements and related notes included elsewhere in this Registration Statement are in United States Dollars (unless otherwise indicated) and are referred to as the audited annual consolidated financial statements and the unaudited interim consolidated financial statements, respectively, herein and throughout this Registration Statement.

The audited annual consolidated financial statements and the unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and Interpretations (collectively, “IFRS”). The Company’s financial year ends on December 31 of each year, so all references to a particular financial year are to the applicable year ended December 31.

FOREIGN PRIVATE ISSUER STATUS

More than 50% of the outstanding Common Shares are held by non-United States residents as of the date hereof. As 50% or more of the Common Shares are not held by United States residents, the Company does not need to review the tests regarding directors and officer residence, location of the principal administration of its business and the location of the majority of its assets. Based on the foregoing, the Company believes that it qualifies as a "foreign private issuer".

See “Item 3. Key Information - D. Risk Factors -The Company is a “foreign private issuer” and, as a result, is not subject to U.S. proxy rules and are subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.” for additional information on the implications of being a foreign private issuer.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

The Company qualifies as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, the Company may take advantage of specified reduced disclosure and other exemptions from requirements that are otherwise applicable to public companies that are not emerging growth companies, which include:

•reduced disclosure about the Company’s executive compensation arrangements;

•exemptions from non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;

•exemption from auditor reporting on critical audit matters; and

•exemption from the auditor attestation requirement in the assessment of the Company’s internal control over financial reporting.

The Company does not intend to take advantage of the extended transition period allowed for emerging growth companies to comply with new or revised accounting guidance as allowed by Section 107 of the JOBS Act and Section 7(a)(2)(B) of the Securities Act.

The Company may take advantage of these exemptions for up to five (5) years after the date of the first sale of securities under a Securities Act registration statement or such earlier time that the Company is no longer an emerging growth company. The Company would cease to be an emerging growth company if it has more than US$1.235 billion in annual revenues as of the end of a financial year, if it is deemed to be a large-accelerated filer under the rules of the SEC or if it issues more than US$1.0 billion of non-convertible debt over a three-year period.

PART I

Unless the context otherwise requires, as used in this Registration Statement, the term “Company” refers to BioHarvest Sciences Inc. and any or all of its subsidiaries.

Unless otherwise indicated, all references in this Registration Statement to ‘$” or “US$” are to United States dollars, C$ are to Canadian dollars, “NIS” are to new Israeli shekels and “EUR” are to euros.

The Company completed a consolidation (the “Consolidation”) of the Common Shares on the basis of thirty-five (35) pre-Consolidation Common Shares for every one (1) post-Consolidation Common Share on June 3, 2024.

Unless otherwise indicated, all information in this Registration Statement is presented on a post-Consolidation basis.

Unless otherwise indicated, all share information in the audited annual consolidated financial statements is presented on a basis subsequent to the Consolidation (reverse split) of the Common Shares on the basis of thirty-five (35) pre-Consolidation Common Shares for every one (1) post-Consolidation Common Share on June 3, 2024.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.Directors and Senior Management

The senior management and directors of the Company are as follows:

Name	Business address	Position(s) / business function
Ilan Sobel	3 Pekeris Street Rehovot 7670203 Israel	Chief Executive Officer / Head of the Products Business Unit
Zaki Rakib	1140-625 Howe Street Vancouver, British Columbia V6C 2T6 Canada	President, Chairman and Director / President of the CDMO Services Business Unit
Alan Rootenberg	1140-625 Howe Street Vancouver, British Columbia V6C 2T6 Canada	Chief Financial Officer
Yoheved (Yochi) Hagay	3 Pekeris Street Rehovot 7670203 Israel	Chief Technology Officer
Ilana Belzer	3 Pekeris Street Rehovot 7670203 Israel	Chief Operating Officer
Brian Cornblatt	1140-625 Howe Street Vancouver, British Columbia V6C 2T6 Canada	Chief Medical Officer

Name	Business address	Position(s) / business function
David Ryan	1140-625 Howe Street Vancouver, British Columbia V6C 2T6 Canada	Vice-President, Investor Relations, Secretary and Director
Vivien Rakib	3 Pekeris Street Rehovot 7670203 Israel	Director
John (Jake) Fiddick	1140-625 Howe Street Vancouver, British Columbia V6C 2T6 Canada	Director
David Tsur	3 Pekeris Street Rehovot 7670203 Israel	Director
Anne Binder	1140-625 Howe Street Vancouver, British Columbia V6C 2T6 Canada	Director

B.Advisers

The Company’s counsel is O’Neill Law LLP of Suite 704 - 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada.

C.Auditors

The Company’s auditor for the preceding three years is Ziv Haft Certified Public Accountants (Isr.), a BDO member firm, of Amot BDO House, 48 Menachem Begin Road, Tel Aviv 6618001, Israel.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.[Reserved]

B.Capitalization and Indebtedness

The following table sets forth the Company’s consolidated capitalization and indebtedness as at March 31, 2024 (unaudited):

US$ in thousands
Total indebtedness	16,097
Equity
Share capital and premium	86,902
Deficit	(90,086)
Total equity	(3,184)
Total capitalization	12,913

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Please carefully consider the risks described below, together with all of the other information included in this Registration Statement, in evaluating the Company and the Common Shares. The following risk factors could adversely affect the Company’s business, financial condition, results of operations and the price of the Common Shares.

Risks Relating to the Company

Negative operating cash flow and going concern.

The Company has negative cash flow from operating activities and has historically incurred net losses, including for the financial year ended December 31, 2023 and the three-month period ended March 31, 2024. As of December 31, 2023, the Company has an accumulated deficit of US$83,505,000. The Company generated negative cash flows from operating activities of US$8,522,000 and a loss in the amount of US$12,564,000 for the financial year ended December 31, 2023. As of March 31, 2024, the Company has an accumulated deficit of US$90,086,000. The Company generated negative cash flows from operating activities of US$1,578,000 and a loss in the amount of US$6,581,000 for the three-month period ended March 31, 2024.

There is no assurance that the Company will generate sufficient revenues from sales of its current and future products and the provision of contract development and manufacturing operation (“CDMO”) services in the near future or at all. The Company expects to need to raise additional funds through issuances of securities or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms acceptable to the Company, or otherwise at least as favorable to the Company as those previously obtained, or at all. Importantly, the inclusion in note 1B to the audited annual consolidated financial statements and in “Substantial Doubt About the Company’s Ability to Continue as a Going Concern” in the report (including but not limited to the “Material Uncertainty Related to Going Concern” section) thereto of Ziv Haft Certified Public Accountants (Isr.) (PCAOB ID# 1185) of disclosure regarding the Company’s ability to continue as a going concern may negatively impact the Company’s ability to raise future financing. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues to sustain its operations, the Company may be forced to sell a portion or all of the Company’s assets or curtail or discontinue the Company’s operations. If any of these events happen, investors may lose all or part of their investment.

Potential political, economic and military instability in Israel, where the principal place of business, members of the management team, facilities and employees are located.

The Company’s principal place of business and its facilities, where most of its employees are employed, are located in Rehovot and Yavne, Israel. In addition, the majority of the Company’s key employees and senior management are Israeli citizens. Accordingly, political, economic, and military conditions in Israel may directly affect the Company’s business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). While Israel has entered into peace agreements with Egypt, Jordan, the United Arab Emirates, Bahrain, Morocco and Sudan, it has no peace arrangements with any other neighboring or other Arab countries. In addition, relations between Israel and Iran continue to be hostile due to the fact that Iran is perceived by Israel as a sponsor of Hamas and Hezbollah, maintains a military presence in Syria and is viewed as a strategic threat to Israel in light of its nuclear program. The assassinations of Iran’s senior generals Qassim Soleimani by the United States military and Mohsen Farichasde, which Iran claims is associated with Israel, have contributed to the tension in the region and further intensified the hostility between Iran and Israel and between Israel and Hezbollah, which is positioned alongside Israel’s northern border. In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. The restrictive laws, policies, or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on the Company’s business in the future, for example, by way of sales opportunities that the Company could not pursue or from which the Company will be precluded. In addition, should the movement for boycotting, divesting, and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States, Canada and elsewhere, this may also adversely affect the Company’s business and financial condition. Further deterioration of Israel’s relations with the Palestinian Authority or countries in the Middle East could expand the disruption of international trading activities in

Israel, may materially and negatively affect the Company’s business conditions, could harm the Company’s results of operations, and adversely affect the market price of the Common Shares.

Any hostilities involving Israel, terrorist activities, political instability or violence in the region, or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect the Company’s operations and results of operations and the market price of the Common Shares.

The Company’s commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, the Company cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate the Company fully for damages incurred. Any losses or damages incurred by the Company could have a material adverse effect on the Company’s business, financial condition and results of operations.

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. For example, on October 7, 2023, Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel. On the same day, the Israeli government declared that the country was at war, and the Israeli military began to call up reservists for active duty, including a few of the Company’s employees. The Company’s operations could be disrupted by these and future reserve duty call-ups. While none of the Company’s facilities or infrastructure have been damaged since the war broke out on October 7, 2023, the import and export of goods may experience disruptions in and out of Israel as a result of such military conflict. The Company currently relies on drying locations in Northern Israel, in areas which may be at greater risk for disruption as a result of such military conflict, and is in the process of examining and evaluating other potential drying alternatives and growing inventory levels in the United States to mitigate the risk of disruption. A prolonged war could result in further military reserve duty call-ups in the future, as well as irregularities in the Company’s supply chain, the movement of components and raw materials into Israel and the Company’s finished products exported from Israel. Such disruption could materially adversely affect the Company’s business, prospects, financial condition and results of operations.

Additional requirements for capital.

Substantial additional financing may be required if the Company is to be successful with the development of its business. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future program of launching new products, such as cosmeceuticals or new nutraceutical cell-product lines, and expanding existing product lines, such as the VINIA® line of products, and any upgrades or improvements that the Company may need to make to its facilities to support the manufacture of its products or the provision of CDMO services. Any additional equity financing may be dilutive to investors, and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion or may not be able to further develop its business at all.

General business risk and liability.

Given the nature of the Company’s business, it may, from time to time, be subject to claims or complaints from investors or others in the normal course of business. The legal risk facing the Company and its directors, officers and employees in this respect includes potential liability for violations of securities laws, breach of fiduciary duty or misuse of investors’ funds. Some violations of securities laws and breaches of fiduciary duty could result in civil liability, fines, sanctions or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Product development.

If the Company cannot successfully develop, manufacture and distribute its products, or if the Company experiences difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, the Company may not be able to develop market-ready commercial products at acceptable costs, which would adversely affect its ability to effectively enter or maintain its position in the market. A failure by the Company to achieve a low-

cost structure through economies of scale or improvements in manufacturing processes would have a material adverse effect on its commercialization plans and its business, prospects, results of operations and financial condition.

Reliance on key business inputs.

The Company’s business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to its growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs (e.g. rising energy costs) could materially impact the business, financial condition and operating results of the Company. Any ability to secure required supplies and services or to do so on appropriate terms could also have a materially adverse opinion impact on the business, financial condition and operating results of the Company.

Reliance on third-party suppliers and white-label manufacturers.

The Company intends to maintain a full supply chain for the production of its products. The loss of or disruption to its existing or future suppliers and white-label manufacturers would have a material adverse effect on its business and operational results. With respect to raw ingredient and packaging suppliers, given that the Company imports certain inputs to its products from foreign countries, the Company may be subject to disruptions in supply, time delays, and/or cost increases as a result of economic, political, social or other macro factors occurring in those countries, or globally, which are beyond its control. Such disruptions to the supply of key product inputs would have negative downstream impacts on the Company’s overall product development timeline and costs.

Maintenance obligations and facility disruptions.

The Company’s manufacturing processes and those of any of its white-label manufacturers are vulnerable to operational problems that could impair the ability of their respective facilities to manufacture products and the Company to provide CDMO services. The Company and any of its white-label manufacturers could experience a breakdown in any of its machines or other important equipment, and from time to time, planned or unplanned maintenance outages that cannot be performed safely or efficiently during normal hours of operation. Such disruptions could cause a loss of production of the Company’s products or delay in the provision of CDMO services, which could potentially have a material adverse effect on the business, financial conditions and operating results of the Company.

Success of quality control systems.

The quality and safety of the Company’s products are critical to the success of its business and operations. As such, it is imperative that the Company’s quality control systems and those of its service providers operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality of training programs and the degree of adherence by personnel to quality control guidelines.

Effectiveness and efficiency of advertising and promotional expenditures.

The Company’s future growth and profitability will depend on the effectiveness and efficiency of its advertising and promotional expenditures, including its ability to (i) create awareness of its current and future products and CDMO services; (ii) determine the appropriate creative message and media mix for future advertising expenditures; (iii) differentiate its products and CDMO services from those of its competitors and (iv) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that advertising and promotional expenditures will result in revenues in the future or will generate awareness of the Company’s current and future products and CDMO services. In addition, no assurance can be given that the Company will be able to manage its advertising and promotional expenditures on a cost-effective basis.

Failure to develop the Company’s technology to accommodate increased traffic could reduce demand for its products and impair the growth of its business.

The Company periodically enhances and expands its technology and transaction-processing systems, network infrastructure and other technologies to accommodate increases in the volume of traffic on its e-commerce websites. Any inability to add software and hardware or to develop and upgrade existing technology, transaction-processing systems or network infrastructure to manage increased traffic may cause unanticipated system disruptions, slower response times and degradation in the sales of its products, including the speed of order fulfillment. Failure to manage increased traffic could harm the Company’s reputation and significantly reduce demand for its products, which would impair the growth of its business. The Company may be unable to improve and increase the capacity of its network infrastructure sufficiently or anticipate and react to expected increases in the use of its e-commerce websites to handle increased volume.

The Company continues to enhance its e-commerce websites to better support new features and functionality expected by its customers. Failure of these to perform as expected could lead to customer dissatisfaction and loss of business.

Increasing consumer acceptance of the Internet as a medium of commerce is important to the success of the Company’s business strategy and future revenue growth.

The majority of the Company’s products are sold through its e-commerce websites, VINIA.com and VINIA.co.il, and Amazon®2 Marketplace. The failure of the Internet to continue developing into a significant commercial medium would harm the Company’s ability to increase its revenue and execute its business strategy. Rapid growth in the acceptance and use of the Internet as an effective medium of commerce is a recent development. The acceptance and use of the Internet may not continue to develop, and a sufficiently broad base of consumers may not adopt and continue to use the Internet as a medium of commerce. The Company relies on purchasers who have historically used traditional means of commerce to purchase goods or transact business. If the Company is to be successful, these purchasers must accept and use the Internet as a means of purchasing goods and services and exchanging information. The Company cannot predict the rate at which these purchasers will do so.

The growth of the market for the Company’s products depends on the development and maintenance of the Internet infrastructure.

The Company’s business is primarily based on selling its products over the Internet, and the success of its business, therefore, depends on the development and maintenance of a sound Internet infrastructure. This includes the maintenance of a reliable network backbone with the necessary speed, data capacity, and security, as well as the timely development of complementary products such as high-speed modems to provide reliable Internet access and services. The Company’s ability to increase the speed and scope of the sale of its products is limited by and depends upon, the speed and reliability of both the Internet. Consequently, as Internet usage increases, the growth of the market for its products depends upon improvements made to the Internet to alleviate overloading and congestion. In addition, any delays in the adoption of new standards and protocols required to govern increased levels of Internet activity or increased governmental regulation may have a detrimental effect on the Internet infrastructure.

The Company recognizes e-commerce revenue from customers’ subscriptions and, therefore, a significant downturn in its business may not be immediately reflected in its operating results.

The Company recognizes certain e-commerce revenue from its customers’ subscriptions. As a result, a significant portion of the revenue the Company reports in each quarter is generated from subscriptions entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter may not impact the Company’s financial performance in that quarter but might negatively affect its e-commerce revenue in future quarters. If a number of subscriptions expire and are not renewed in the same quarter, the Company’s revenue may decline significantly in that quarter and subsequent quarters. In addition, the Company may be unable to adjust its fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in sales or renewals and market acceptance of the Company’s products may not be reflected in its short-term results of operations.

Payments-related risks.

The Company accepts payments for its products using a variety of methods, including credit cards, debit cards and payment upon delivery. For existing and future payment options the Company offers to its customers, it currently is subject to and may become subject to additional regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of its payments methods), as well as fraud. For certain payment methods, including credit and debit cards, the Company pays interchange and other fees, which may increase over time and raise its operating costs and lower profitability. Failure to comply with these rules or requirements, as well as any breach, compromise, or failure to otherwise detect or prevent fraudulent activity involving the Company’s data security systems, could result in it being liable for card issuing banks’ costs, subject to fines and higher transaction fees, and loss of its ability to accept credit and debit card

2 The Company and its business, operations and products are not affiliated with, endorsed or sponsored by Amazon.com, Inc. or Amazon Technologies, Inc. “Amazon®” is a registered trademark of Amazon Technologies, Inc.

payments from its customers, process electronic funds transfers or facilitate other types of online payments, and its business and operating results could be adversely affected.

Changing consumer preferences.

As a result of rapidly changing consumer preferences, which are difficult to predict and over which the Company has little, if any, control, many nutraceutical and cosmeceutical products attain financial success for a limited period of time. Even if the Company’s current and future products find retail success, there can be no assurance that any of these products will continue to see extended financial success. The Company’s success will be dependent upon its ability to anticipate or quickly adapt to changing consumer preferences and develop new products that satisfy such preferences. Even if the Company is successful in introducing new products or developing its current products, a failure to continue to evolve its products to meet consumer preferences could cause a decline in its products’ popularity that could reduce its revenues and harm its business, operating results and financial condition.

Risks related to prices.

As the market for the Company’s products and CDMO services matures, or as new or existing competitors introduce new products or services that compete with the Company’s products and CDMO services, the Company may experience pricing pressure and be unable to renew its agreements with existing customers or attract new customers at prices that are consistent with its pricing model and operating budget. If this were to occur, it is possible that the Company would have to change its pricing model or reduce its prices, which could harm its revenue, gross margin and operating results.

Fluctuations in foreign currency exchange rates.

The Company is subject to foreign currency risk. The strengthening or weakening of the Canadian or United States dollar or new Israeli shekel versus other currencies will impact the translation of the Company’s net revenues generated in these foreign currencies into Canadian or United States dollars or new Israeli shekels. The Company imports certain ingredients in its products from foreign countries and so may become forced to pay higher rates for ingredients as a result of the weakening of the Canadian or United States dollar, new Israeli shekel or Euro.

The Company has not entered into arrangements or agreements or purchased instruments to hedge its exchange rate risks, and there is no assurance that the Company will enter into such arrangements or agreements or purchased instruments in the future and, if so, that it will continue to do so in the future. The availability and effectiveness of any hedging transaction may be limited, and as a result, the Company may not be able to successfully hedge its exchange rate risks in the future.

Product recalls as a result of the products not having the intended effects or causing undesirable side effects.

Product manufacturers and distributors are sometimes required to recall or initiate returns of their products for various reasons, including product defects such as contaminations, unintended harmful side effects or interactions with other products, packaging safety and inadequate or inaccurate labeling disclosure. While the Company believes that all of its products and the combinations of ingredients in them are safe when taken as directed, if any of the Company’s products are recalled, it could incur unexpected expenses relating to the recall and any legal proceedings that might arise in connection with the recall. The Company may lose significant revenue due to loss of sales and may not be able to compensate for or replace that revenue.

In addition, the Company’s products may not have the effect intended if they are not taken in accordance with certain instructions, which include certain dietary restrictions. Furthermore, there can be no assurance that any of the products, even when used as directed, will have the effects intended or will not have harmful side effects in an unforeseen way or on an unforeseen cohort. Furthermore, a highly publicized actual or perceived problem with products that the Company supplies could adversely affect the market’s perception of its products, which may result in a decline in demand for products supplied by the Company, thereby reducing the Company’s revenues and operating results, which could have a material adverse effect on the Company’s business.

Product liability claims.

Although the Company believes that it maintains adequate insurance coverage, it may from time to time be subject to claims for damages resulting from defects in products that it supplies. Product liability claims, even if unsuccessful, may result in significant litigation costs to defend the claims as well as other costs incurred to remedy the problem, such as product recalls, which could substantially increase the Company’s expenses. Successful or partially successful product liability claims could result in significant monetary liability and could seriously disrupt the Company’s business, particularly if the Company’s insurance coverage is inadequate or unavailable in respect of any such claims.

Insurance.

The Company’s operations, products and services may result in the Company becoming subject to liability for environmental damage, property damage, personal injury or other hazards. The Company has obtained or may obtain insurance in accordance with industry standards to address certain risks; such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not be insurable in all circumstances, or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

Management of growth.

The inability of the Company to successfully manage its growth could have a material adverse effect on its operating results and cause its results from operations to fluctuate. As part of the Company’s growth strategy, it intends to introduce new and expand existing product lines, expand sales of its products to existing and new customers in new and existing territories and develop the CDMO Services Business Unit. The Company’s expense levels are based, in part, on expected future revenues, and the Company is constrained in its ability to reduce expenses quickly if, for any reason, its sales or revenue levels do not meet expectations for a particular quarter or period. Furthermore, rapid expansion may place a significant strain on the Company’s senior management team and other key personnel, as well as its business processes, operations and other resources. The Company’s ability to manage growth will also depend in part on its ability to continue to enhance its management information systems in a timely fashion, particularly if customer demands change in ways that the Company does not anticipate. Any inability to manage growth could result in delivery or service delays of the Company’s products and CDMO services and cancellation of customer orders or engagements, which could have a material adverse effect on the Company’s business.

Computer system failures, cyber-attacks or deficiencies in the Company’s or related parties’ cyber security could result in a material disruption of its product development programs, compromise sensitive information related to the Company’s business or trigger contractual and legal obligations, any of which could potentially expose it to liability or reputational harm or otherwise adversely affect it business and financial results.

The Company has implemented its security measures designed to protect the information (including but not limited to intellectual property, proprietary business information and personal information) in its possession, custody or control. The Company’s internal computer systems and those of current and future third parties (such as vendors, collaborators or others) on which the Company relies may fail and are vulnerable to breakdown, breach, interruption or damage from computer viruses, computer hackers, malicious code, employee error or malfeasance, theft or misuse, denial-of-service attacks, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures or other compromise. Despite the Company’s security practices, there is a risk that it may be subject to phishing and other cyberattacks in the future. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.

The Company may not be able to anticipate all types of security threats, and it may not be able to implement preventive measures effective against all such security threats. The techniques used by cybercriminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. The Company’s information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt its operations. If such an event were to occur and cause interruptions in the Company’s operations, it could result in a material disruption of its development programs and business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays and significantly increase the costs to recover or reproduce the data. Likewise, the Company may rely on third parties in connection with the manufacture of its existing or future products, the performance of the CDMO services and the conduct of clinical trials, and similar events relating to their computer systems could also have a material adverse effect on its business.

To the extent that any disruption or security breach was to result in a loss of, or damage to, its data or applications, or inappropriate use, disclosure of or access to confidential or proprietary information, the Company could incur liability, its competitive position could be harmed and the further development and commercialization of its product candidates or any future product candidates could be hindered or delayed. If the Company were to experience a significant cybersecurity breach of its information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counterparties, data subjects, regulators or others could be material. In addition, the Company’s remediation efforts may not be successful. Moreover, if the information technology systems of the Company’s vendors, collaborators or other contractors or consultants become subject to disruptions or security breaches, it may have insufficient recourse against such third parties, and it may have to expend significant resources to mitigate the impact of such an event and to develop and implement protections to prevent future events of this nature from occurring. If the Company does not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, it could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information. Furthermore, any such event that leads to unauthorized access, use or disclosure of personal information, including personal information regarding clinical trial participants or employees, could harm the Company’s reputation, compel it to comply with federal and/or state/provincial breach notification laws, cause it to breach its contractual obligations, subject it to mandatory corrective action, and otherwise subject it to liability under laws, regulations and contracts that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages. As cyber threats continue to evolve, the Company may be required to incur significant additional expenses in order to enhance its protective measures or to remediate any information security vulnerability.

The financial exposure from the events referenced above could either not be insured against or not be fully covered through any insurance that the Company maintains. There can be no assurance that the limitations of liability in the Company’s contracts would be enforceable or adequate or would otherwise protect it from liabilities or damages as a result of the events referenced above.

Conflicts of interest risk.

While the consulting and employment agreements between the Company and its directors and officers typically include non-competition clauses, certain of these directors and officers may, from time to time, become involved in other business ventures in the biotechnology, nutraceutical, cosmeceutical, CDMO services and related industries through their direct and indirect participation in corporations, partnerships, joint ventures, and the like that may become potential competitors to the Company. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict-of-interest situations, directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.

Governmental regulations.

The processing, manufacturing, packaging, labeling, advertising and distribution of the Company’s products are subject to regulation by one or more national, state/provincial and state regulatory authorities where the Company currently sells and desires to sell its products. Achievement of the Company’s business objectives is contingent, in part, upon compliance with the regulatory requirements, including those imposed by the United States Food and Drug Administration (“FDA”), the Israeli Ministry of Health, Health Canada and other government authorities, enacted by these government authorities and obtaining, where required, all regulatory approvals, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals or support claims for its products or the extent of testing and documentation that may be required by government authorities. Any delays in obtaining or failure to obtain or maintain regulatory approvals or compliance with governmental regulations could significantly delay the development of the Company’s products or require the reformulation of the Company’s products, which could have a material adverse effect on the Company’s business, results of operations and financial condition.

Dietary supplements and dietary ingredients that do not comply with regulations may be deemed adulterated or misbranded. Manufacturers and distributors of dietary supplements and dietary ingredients are prohibited from marketing products that are adulterated or misbranded, and regulatory authorities may take enforcement action against any adulterated or misbranded dietary supplement on the market.

If the Company violates applicable regulatory requirements, a regulatory authority may bring enforcement actions against the Company, which could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. A regulatory authority may not accept the evidence of safety for any new ingredient that the Company may wish to market, may determine that a particular supplement or ingredient presents an unacceptable health risk and may determine that a particular claim or statement of nutritional value that the Company uses to support the marketing of a supplement is an impermissible drug claim, is not substantiated, or is an unauthorized version of a “health claim” or a “structure/function claim” Any of these actions could prevent the Company from marketing particular nutritional supplement products or making certain claims or statements with respect to those products. Regulatory authorities could also require the Company to remove a particular product from the market. Any future recall or removal would result in additional costs to the Company, including lost revenues from any products that the Company is required to remove from the market, any of which could be material. Any product recalls or removals could also lead to an increased risk of litigation and liability, substantial costs and reduced growth prospects.

A regulatory authority in one jurisdiction may interpret claims or products presumptively valid under the laws and regulations of another jurisdiction as illegal under that jurisdiction’s regulations.

Additional or more stringent laws and regulations of dietary supplements and other products have been considered from time to time. These developments could require the reformulation of some products to meet new standards, recalls or discontinuance of some products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of some products, additional or different labeling, additional scientific substantiation, or other new requirements. Any of these developments could increase the Company’s costs significantly. In addition, regulators’ evolving interpretation of existing laws could have similar effects.

The United States Federal Trade Commission (the “FTC”), the Canadian Ad Standards (“Ad Standards”) and the Israeli Ministry of Health exercise jurisdiction over the advertising of dietary supplements and requires that all advertising to consumers be truthful and non-misleading. These regulatory authorities actively monitor the dietary supplement space and have instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. Failure to comply with applicable regulations could result in substantial monetary penalties, which could have a material adverse effect on the Company’s financial condition or results of operations.

Compliance with manufacturing regulations.

Governmental authorities ensure the quality of food products and dietary supplements/nutraceuticals by carefully monitoring food and dietary supplement manufacturers’ compliance with GMP regulations. The good manufacturing practices (“GMP”) regulations for food products and dietary supplements/nutraceuticals contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of food products and dietary supplements/nutraceuticals. There can be no assurances that the Company’s existing facilities and those of white-label manufacturers will be able to meet the Company’s timetable and requirements. Further, white-label manufacturers must operate in compliance with GMP regulations, and failure to do so could result in, among other things, the disruption of product supplies. The Company’s dependence upon third parties for the manufacture of its products may adversely affect its profit margins and its ability to develop and deliver products on a timely and competitive basis.

The Company may face manufacturing stoppages and other challenges associated with audits or inspections by regulatory authorities.

The regulatory authorities may, at any time and from time to time, audit the facilities in which a product of the Company is manufactured. If any such inspection or audit of such facilities identifies a failure to comply with applicable regulations or if a violation of GMP regulations, the product specifications or other applicable regulations occurs independently of such an inspection or audit, the relevant regulatory authority may require remedial measures that may be costly or time-consuming for the Company to implement and that may include the temporary or permanent suspension of commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon the Company could materially harm its business.

Risks associated with enrolling candidates in clinical trials and other assessments for the Company’s nutraceutical and cosmeceutical products.

There may be significant competition for recruiting candidates in clinical trials and other assessments, and the Company may be unable to enroll the candidates it needs to complete clinical trials and other assessments on a timely basis or at all. The factors that affect its ability to enroll candidates are largely uncontrollable and include, but are not limited to, the following:

•the size and nature of the candidate population;

•the design of the study protocol;

•the competition with other companies for candidates; and

•the perceived risks and benefits of the products under study.

Delays in completing clinical trials and other assessments may prevent the Company from marketing particular nutritional supplement products or making certain claims or statements with respect to those products.

Delay in achieving or failure to achieve publicly announced milestones.

From time to time, the Company may announce the timing of certain events it expects to occur, such as the anticipated timing of results from its research and development of future products, financial achievements and revenue targets. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a research and development or manufacturing stage of a future product, product lines or CDMO services, the entry into development agreements to provide CDMO services, the entry obtaining regulatory approval or announcement of clinical trials may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the nature of the results obtained during the research and development phase, the timing of the completion of clinical trials or any other event that has the effect of delaying the publicly announced timeline. The Company undertakes no obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on its business plan, financial condition or operating results and the trading price of the Common Shares.

Competition risk.

The Company faces competition in the markets in which the Company operates and intends to operate in the near future. While the Company believes that the Botanical Synthesis Platform Technology provides an advantage over its competitors, some of the Company’s competitors may be or become better positioned to develop superior products and services at lower costs and able to better adapt to changing market conditions than the Company. The Company’s ability to compete depends on, among other things, science-based claims, patentability and protection of intellectual property, consistency, sustainability, high product quality, efficacy, short lead-time, timely delivery, competitive pricing, range of product offerings and superior customer service. Increased competition in the markets in which the Company operates may force it to reduce its product prices or may result in increased costs and may have a material adverse effect on its business and operating results. Any decrease in the quality of the Company’s products or CDMO services or level of service to customers or any forced decrease in product pricing may adversely affect its business and operating results.

The biotechnology, nutraceutical, cosmeceutical and CDMO services industries are intensely competitive and subject to rapid and significant technological change. The Company’s competitors include large, well-established biotechnology, nutraceutical, cosmeceutical and CDMO services companies and academic and research institutions.

Many of the Company’s competitors have substantially greater financial, technical and human resources than the Company has and have significantly greater experience than the Company in scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Company’s competitors may succeed in obtaining regulatory approval for products more rapidly than it does. The Company’s ability to compete successfully will largely depend on:

•the efficacy and safety profile of the Company’s future products relative to marketed products and other future products in development;

•the Company’s ability to develop and maintain a competitive position in the product and service categories and technologies on which it focuses;

•the time it takes for the Company’s future products to complete clinical development and receive marketing approval;

•the Company’s ability to obtain required regulatory approvals;

•the Company’s ability to commercialize future products and product lines;

•the Company’s ability to establish, maintain and protect intellectual property rights related to the Company’s existing and future products and product lines; and

•the acceptance and promotion of any of the Company’s existing and future products by medical practitioners and social influencers.

Competitors have developed and may develop technologies that could be the basis for products and services that challenge the products the Company is developing and manufacturing or the CDMO services the Company is providing. Some of those products or services may be more effective or less costly than the Company’s products and CDMO services. The success of the Company’s competitors and its products and technologies relative to its technological capabilities and competitiveness could have a material adverse effect on the future development of products, including its ability to obtain the necessary regulatory approvals and the provision of CDMO services. This may further negatively impact the Company’s ability to generate future product development programs. If the Company is not able to compete effectively against its current and future competitors, its business will not grow, and its financial condition and operations will substantially suffer.

See “Item 4. Information on the Company - B. Business Overview - Risk Factors” for additional information.

Obsolescence.

Maintaining a competitive position requires constant growth, development, strategic marketing, and planning. If the Company is unable to maintain a technological advantage, the Company’s ability to grow its business will be adversely affected, and its products, CDMO services, technologies or operations may become obsolete compared with other products, services, technologies or operations.

Loss of key personnel.

The Company heavily relies on the capabilities and experience of its key executives and scientists, and the loss of any of them could affect its ability to develop its products or provide CDMO services. The loss of the Company’s Chairperson of the Board, Chief Executive Officer or other key members of staff could harm the Company. The Company also depends on its collaborators and advisors, all of whom have outside commitments that may limit their availability to the Company. In addition, the Company’s future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial manufacturing and regulatory personnel. The Company enters into agreements with scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. The Company cannot predict its success in hiring or retaining the personnel it requires for continued growth. The loss of the services of any of the Company executive officers or other key personnel could potentially harm the Company’s business, operating results or financial condition.

Negative results from clinical trials or studies of others and adverse safety events.

From time to time, studies or clinical trials on various aspects of nutraceutical and cosmeceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the nutraceutical or cosmeceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the Company’s existing products and future products, or the categories in which the Company’s existing products or future products compete, could adversely affect the Company’s future commercialization efforts, its share price and its ability to finance future development of its future products, and its business and financial results could be materially and adversely affected.

Risks related to potential intellectual property claims and patent infringement.

Biotechnology companies frequently own trademarks and trade secrets and often enter into litigation based on allegations of infringement or other violations of intellectual property rights. While the Company believes that its existing and future products, CDMO services and operations will not violate the intellectual property rights of third parties, the Company may be subject to intellectual property rights claims in the future, and its products may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination could also prevent the Company from offering its products and services to others and may require that it procure substitute products or services for these members.

With respect to any intellectual property rights claim, the Company may have to pay damages or stop using intellectual property found to be in violation of a third party’s rights. The Company may have to seek a license for the intellectual property, which may not be available on reasonable terms and may significantly increase its operating expenses. The technology also may not be available for license to the Company at all. As a result, the Company may also be required to pursue alternative options, which could require significant effort and expense. If the Company cannot license or obtain an alternative for the infringing aspects of its business, it may be forced to limit its product and service offerings and may be unable to compete effectively. Any of these results could harm the Company’s brand and prevent the Company from generating sufficient revenue or achieving profitability.

Protection and enforcement of intellectual property.

The Company’s success will depend in part upon its ability to protect its intellectual property, including licensed intellectual property, and proprietary technologies and upon the nature and scope of the intellectual property protection it receives. The ability to compete effectively and to achieve partnerships will depend on the Company’s ability to develop and maintain proprietary aspects of its technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit the Company’s ability to develop and commercialize its products to conduct existing research and could require financial resources to defend against litigation, which may be in excess of its ability to raise such funds. There is no assurance that the Company’s patents will be sufficient to protect its proprietary technology and gain or keep any competitive advantage that the Company may have or will be upheld in any proceedings brought by any third parties.

The Company relies upon patents, copyrights, trade secrets, unpatented proprietary know-how and continuing technology innovation to protect the intellectual property that it considers important to the development of the Company’s business. The Company relies on various methods to protect its proprietary rights, including patent applications, confidentiality agreements with its partners, collaborators, advisors, consultants, employees, service providers and management that contain terms and conditions prohibiting the unauthorized use and disclosure of its confidential information. However, despite the Company’s efforts to protect its intellectual property rights, unauthorized parties may attempt to copy or replicate its intellectual property. There can be no assurances that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or independent third-party development of its intellectual property. While the Company believes that competitors are unlikely to have the necessary technical ability, resources or capacity to successfully develop, replicate and/or implement certain of the Company’s technologies, and in particular, the Botanical Synthesis Platform Technology, to the same extent or at all, it may be possible that other companies can duplicate the Company’s technologies and processes.

The patent positions of biotechnology, nutraceutical, cosmeceutical and CDMO services companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to the Company may be challenged, invalidated or circumvented. To the extent the Company’s intellectual property, including licensed intellectual property, offers inadequate protection or is found to be invalid or unenforceable, the Company is exposed to a greater risk of direct competition. If the Company’s intellectual property does not provide adequate protection against its competitors’ products, its competitive position could be adversely affected, as could its business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time-consuming, expensive and may divert its management’s attention and its resources, and the laws of some foreign countries may not protect the Company’s intellectual property rights to the same extent as the laws of the United States. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that its proprietary technologies, key products and any future products and CDMO services are covered by valid and enforceable intellectual property rights, including patents or are effectively maintained as trade secrets, and provided it has the funds to enforce its rights, if necessary.

Expiration and loss of patents.

While the Company believes that competitors are unlikely to have the necessary technical ability, resources or capacity to successfully develop, replicate and/or implement certain of the Company’s technologies, and in particular, the Botanical Synthesis Platform Technology, to the same extent or at all, the expiration of patents would nonetheless negatively affect the Company’s ability to enforce its rights against competitors. Competitors may potentially reverse engineer the Company’s technologies, including but not limited to the Botanical Synthesis Platform Technology, and compete directly with the Company in any market where a patent is no longer in force. This may require the Company to reduce the sales price of existing products or fees for CDMO services to remain competitive, invest in further research and development to improve products and CDMO service performance and obtain new patent protection or expend additional funds on marketing to promote brand loyalty. The Company may endeavor to extend the patent life through subsequent patent applications. Commercial products will include intellectual property in the form of trade secrets and know-how; however, this alone cannot protect against competitors designing new technologies, products or services directed to the Company’s patented technologies and processes upon expiration of said patents.

Third-party license risk.

The Company may, from time to time, require third-party licenses to effectively develop, manufacture and/or sell its key products or provide the CDMO services, and it may be unable to predict the availability or cost of such licenses.

A substantial number of patents have already been issued to other biotechnology companies. To the extent that valid third-party patent rights cover its products or CDMO services, the Company or its strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce its profits from these products and services. The Company is currently unable to predict the extent to which it may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms or at all. There may be patents in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. The Company’s inability to obtain such licenses may hinder or eliminate its ability to manufacture and market its products or provide and market its CDMO services.

Disclosure of proprietary information and trade secrets to third parties.

The Company may, from time to time, rely to a certain extent on third parties in order to develop or manufacture its products or provide CDMO services, and it may share trade secrets with them. The Company seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of its partners, collaborators, advisors, employees and consultants to publish data potentially relating to the Company’s trade secrets. The Company’s partners and collaborators may have rights to publish data, provided that the Company is notified in advance and may delay publication for a specified time in order to secure intellectual property rights arising from the collaboration. In other cases, publication rights may be controlled exclusively by the Company, although in some cases, the Company may share these rights with other parties. The Company may also conduct joint research and development programs, which may require it to share trade secrets under the terms of research and development collaborations or similar agreements. Despite the Company’s efforts to protect its trade secrets, its competitors may discover its trade secrets, either through breach of these agreements, independent development or publication of information including its trade secrets in cases where the Company does not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of the Company’s trade secrets may impair the Company’s competitive position and could have a material adverse effect on its business and financial condition.

Smaller companies.

Market perception of smaller companies may change, potentially affecting the value of investors’ holdings and the ability of the Company to raise further funds through the issue of further Common Shares or otherwise. The share price of publicly traded smaller companies can be highly volatile. The value of the Company’s securities may go down as well as up, and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the Common Shares, results of operations, changes in earnings estimates or changes in general market, economic and political conditions.

The Company’s operations may be negatively affected by global financial conditions.

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in prices, availability and delivery of fuel and energy, metals, and critical components, including as a result of the COVID-19 pandemic and due to significant fluctuations in commodity prices as a result of the ongoing military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith. Many industries have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to international events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect a particular offering of securities of the Company, the Company’s prospects, cash flows, results of operations, investments or financial condition or the value of the Common Shares. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability (such as the Russian invasion of Ukraine), changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on prices, demand, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect a particular offering of securities of the Company, the Company’s prospects, cash flows, results of operations, investments or financial condition or the value of the Common Shares.

The Company is a “foreign private issuer” and, as a result, is not subject to U.S. proxy rules and are subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

The Company reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Because the Company qualifies as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (a) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (b) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (c) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F as promptly as U.S. domestic issuers. In addition, The Company is permitted to disclose limited compensation information for its executive officers on an individual basis. Further, the Company is not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections afforded to shareholders of a company that is not a foreign private issuer.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second financial quarter, and, accordingly, the next determination will be made with respect to the Company will be on June 30, 2025. In the future, the Company could lose its foreign private issuer status if (a) more than 50% of its outstanding voting securities are owned by U.S. residents and (b) a majority of its directors or executive officers are U.S. citizens or residents, or the Company fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses it foreign private issuer status, the Company will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. The Company will also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. As company that is not a foreign private issuer, the Company will incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

Risks Relating to the Company’s Securities

Any return on investment from the Common Shares is not guaranteed.

There can be no assurance regarding the amount of return to be generated by the Company’s business. The Common Shares are equity securities of the Company and are not fixed-income securities. Unlike fixed-income securities, there is no obligation of the Company to distribute to shareholders of the Company a fixed amount or to return the initial purchase price of a Common Share on a date in the future. The market value of the Common Shares may deteriorate, and that deterioration may be significant.

The Company may not pay dividends.

The Company intends to retain earnings, if any, to finance the growth and development of its business and does not intend to pay cash dividends on the Common Shares in the foreseeable future. The payment of future cash dividends, if any, will be reviewed periodically by the board of directors of the Company (the “Board”) and will depend upon, among other things, conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce the Company’s earnings per share and make future sales of the Company’s equity securities more difficult.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of its securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to securityholders. Exercises of presently outstanding share options may also result in dilution to securityholders.

The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders of the Company. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of the Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so. Sales of the Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that the Company deems appropriate.

The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The Common Shares are listed or quoted for trading on the Canadian Securities Exchange (“CSE”) under the trading symbol “BHSC”, the OTC Markets Platform under the symbol “CNVCF”, the Frankfurt Stock Exchange under the symbol “8MV”, the Munich Stock Exchange under the symbol “8MV”, the Stuttgart Stock Exchange under the symbol “CA09076J1084.SG” and the Tradegate Exchange under the symbol “8MV”. An investment in the Company’s securities is highly speculative. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the financial performance or prospects of any particular company. In addition, because of the nature of the Company’s business, certain factors such as the Company’s announcements, competition, the Company’s financial condition or results of operations as reflected in the Company’s interim and annual financial statements, the Company’s operating performance and the performance of competitors and other similar companies, changes in earnings estimates or recommendations by research analysts who track the Company’s securities or securities of other companies in the Company’s sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the “Cautionary Note Regarding

Forward-Looking Statements” and “Item 3. Key Information - D. Risk Factors.” And elsewhere in this Registration Statement can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of the Company’s prospects could cause the price of the Company’s securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of biotechnology, nutraceutical, cosmeceutical or CDMO services companies in general could depress the price of the Company’s securities, including the price of the Common Shares, regardless of the Company’s results. In the past, following declines in the market price of a company’s securities, securities class-action litigation often has been instituted against the company. Litigation of this type, if instituted, could result in substantial costs and a diversion of the Company’s management’s attention and resources.

Market disruption risks could have a material adverse effect on the market price of the Common Shares.

War and occupation, terrorism and related geopolitical risks may in the future lead to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally. These risks could also adversely affect securities markets, inflation and other factors relating to the securities that would be held from time to time. Such events could, directly or indirectly, have a material adverse effect on the price of the Common Shares.

Holders of Common Shares are at risk for a substantial loss of capital.

Holders of Common Shares could experience a loss of all or substantially all of their investment in the Company. There can be no assurance that the Company will be able to generate positive returns. Therefore, an investment in the Company should only be considered by persons who can afford a loss of their entire investment.

The Company will have broad discretion over the use of the net proceeds from its financings, and it may not use these proceeds in a manner desired by its shareholders.

The Company will have broad discretion over the use of the net proceeds from its financings. Because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. Prospective investors may not agree with how the Company allocates or spends the proceeds from its financings. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of its securities, including the market value of the Common Shares, and that may increase its losses.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of the Common Shares or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing or quoting requirements of the CSE or OTC Markets Platform or achieve and maintain listing on any other public listing exchange, including but not limited to a Nasdaq market.

There is currently no market through which the Company’s securities, other than the Common Shares, may be sold.

There is currently no market through which the securities of the Company, other than the Common Shares, may be sold and purchasers of securities of the Company, other than Common Shares, may not be able to resell such securities.

Holders of securities, other than Common Shares, have no rights as shareholders of the Company.

Until a holder of securities of the Company, other than Common Shares, acquires Common Shares upon exercise or conversion of such securities, such holder will have no rights with respect to any Common Shares underlying such securities. Upon exercise or conversion of such securities into Common Shares, such holder will be entitled to exercise the rights of a shareholder of the Company only as to matters for which the record date occurs after the exercise or conversion date.

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Overview

The Company was incorporated as “Midnight Star Ventures Corp.” under the Business Corporations Act (British Columbia) (the “BCBCA”) on April 19, 2013. On October 26, 2018, the Company changed its name from “Midnight Star Ventures Corp.” to “Canna-V-Cell Sciences Inc.” On March 31, 2020, the Company changed its name from “Canna-V-Cell Sciences Inc.” to “BioHarvest Sciences Inc.”

The Company’s registered and records offices are located at Suite 704 - 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada. The Company’s principal place of business is located at 3 Pekeris Street, Rehovot 7670203, Israel and its telephone number is +972-77-997-2533.

BioHarvest Ltd. (“BioHarvest Israel”) was incorporated as “Hi-Nutra Bioscience Ltd.” in Israel on January 24, 2007 and commenced its operations in July 2007. On February 21, 2011, BioHarvest Israel changed its name from “Hi-Nutra Bioscience Ltd.” to “Fruitura Bioscience Ltd”. On February 10, 2014, BioHarvest Israel changed its name from “Fruitura Bioscience Ltd” to “BioHarvest Ltd.”

On July 23 2014, BioHarvest Israel incorporated a wholly-owned subsidiary, BioHarvest Inc. (“BioHarvest Delaware”), in Delaware.

On February 26, 2018, BioHarvest Israel incorporated a wholly-owned subsidiary, Dolarin Ltd. (“Dolarin”), in Israel.

On September 27, 2018, the Company completed a reverse takeover transaction (the “RTO”) with BioHarvest Israel and Dolarin, pursuant to which the Company issued 48,337,496 pre-Consolidation Common Shares (approximately 1,381,071 post-Consolidation Common Shares) to BioHarvest Israel, representing approximately 50.06% of the issued and outstanding Common Shares immediately following the RTO, in consideration for all of the issued and outstanding shares of Dolarin. As a result of the RTO, Dolarin became a wholly-owned subsidiary of the Company.

On December 5, 2019, the Company incorporated a wholly-owned subsidiary, BioFarming Ltd. (“BioFarming”), in Israel.

On March 31, 2020, the Company completed a business combination (the “2020 Business Combination”) with BioHarvest Israel and BioFarming, pursuant to which the Company issued and granted an aggregate of 299,057,739 pre-Consolidation Common Shares (approximately 8,544,507 post-Consolidation Common Shares), 39,565,579 pre-Consolidation Warrants (as defined herein) (approximately post-Consolidation 1,130,445 Warrants), with each Warrant exercisable to acquire one (1) Common Share at a pre-Consolidation exercise price of C$1.00 per Common Share (a post-Consolidation exercise price of C$35.00 per Common Share) until August 31, 2020, and 11,910,000 pre-Consolidation Options (as defined herein) (approximately 340,286 post-Consolidation Options), with each Option exercisable at a pre-Consolidation price of C$0.15 per Common Share (a post-Consolidation exercise price of C$5.25 per Common Share) until March 31, 2022 to the former securityholders of BioHarvest Israel, in consideration for all of the issued and outstanding shares of BioHarvest Israel. As a result of the 2020 Business Combination, all of the assets and liabilities of BioFarming were transferred to BioHarvest Israel, which continued as the surviving company and a wholly-owned subsidiary of the Company.

On October 28, 2020, the Company incorporated a wholly-owned subsidiary, Superfood Nutraceuticals Inc. (“Superfood”), in Delaware.

On December 31, 2021, BioHarvest Israel and Dolarin completed a business combination, pursuant to which all of the assets and liabilities of Dolarin were transferred to BioHarvest Israel, which continued as the surviving company and a wholly-owned subsidiary of the Company.

Business

The Company is a biotechnology company that has developed a patented botanical synthesis platform technology (the “Botanical Synthesis Platform Technology”), which enables the Company to grow, in bioreactors at an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself.

Material changes in the acquisitions or dispositions of material assets other than in the ordinary course of business, the mode of conducting the business and the types of products produced or services rendered include:

•the launch of the Company’s VINIA® supplement in Israel in Q3 to Q4 2020 and the United States in Q2 2021;

•the commissioning of the Company’s 20-ton per year manufacturing facility (the “Yavne No. 1 Manufacturing Facility”) in the Yavne No. 1 Property (as defined herein) in Yavne, Israel in Q3 2022 to support the growing demand for VINIA® products;

•the Company’s decision to discontinue any activity related to the development of medicinal cannabis in February 2023;

•the commencement of clinical activity in Q2 2023 to assess the ability of the Company’s red grape cell (“RGC”) active ingredient to support additional health and wellness opportunities; and

•the creation of the CDMO Services Business Unit in Q3 2023.

The following is a description of the Company’s principal capital expenditures and divestitures since the beginning of the financial year ended December 31, 2021:

•the upgrade of the Company’s research and development facilities and general and administrative offices in Rehovot, Israel (the “Rehovot Property”) (US$400,000), which occurred in the second half of 2021; and

•the commissioning of the Yavne No. 1 Manufacturing Facility (US$4,000,000), which commenced in Q3 2021 and was completed in Q3 2022.

The following is a description of the principal capital expenditures and divestitures currently in progress, all of which are located in Israel and are or are to be financed through a combination of equity financing and the issuance of Convertible Notes (as defined herein):

•the building of a new manufacturing facility (“Yavne No. 2 Manufacturing Facility”), capable of supporting 50 tons per year, in the Yavne No. 2 Property (as defined herein) in Yavne Israel, to support the demand for VINIA® products and the introduction of new products, such as olive cells and pomegranate cells. The building of the Yavne No. 2 Manufacturing Facility is expected to commence in Q4 2024 and is expected to be completed in Q4 2025. As at the date hereof, the Company has not yet incurred any expenses related to the building of the Yavne No. 2 Manufacturing Facility; and

•the building of a new research and development facility (the “Yavne No. 2 R&D Facility”) in the Yavne No. 2 Property in Yavne, Israel to support the CDMO Services Business Unit, which commenced in Q2 2024 and is expected to be completed in Q1 2025. As at the date hereof, the Company has not yet incurred any expenses in building the Yavne No. 2 R&D Facility out of an estimated US$1,300,000 in total expenditures.

See “Item 4. Information on the Company - B. Business Overview” for additional information.

The Company (i) is not aware of any public takeover offers by third parties in respect of the Common Shares in the current and preceding financial year and (ii) has not made a public takeover offer in respect of other companies’ shares in the current and preceding financial year.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. You can access the Company’s website at www.bioharvest.com.

B.Business Overview

Overview

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, in bioreactors at an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself. The Botanical Synthesis Platform Technology is a non-genetically modified organism platform that can produce plant cells with higher concentrations of active ingredients (as compared to those that are produced naturally)3, as well as high levels of solubility4 and bio-availability5. The Botanical Synthesis Platform Technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

The Company owns or has an exclusive license to use eighteen (18) patents and/or patent applications, of which fourteen (14) patents and/or patent applications cover the Botanical Synthesis Platform Technology and four (4) patent applications are related to various usages or combinations. Thirteen (13) are granted registered patents. See “Item 4. Information on the Company - B. Business Overview - Patents or Licenses, Industrial, Commercial or Financial Contracts or New Manufacturing Processes” for further details.

The Company is currently focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven health solutions through its two (2) business units:

1.The Products Business Unit, comprising:

(a)Nutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions which are manufactured and sold as dietary supplements and/or functional food (capsules, powders, chews and other delivery mechanisms such as coffee, teas and electrolyte-enhanced beverages); and

(b)Cosmeceuticals: Research and development for future manufacturing, marketing and sales of science-based health and cosmeceutical solutions which are to be developed, manufactured and sold as cosmetic products; and

2.The CDMO Services Business Unit, a CDMO that offers customers from the pharmaceuticals, cosmeceuticals, nutraceuticals and nutrition industries, through an end-to-end service agreement, the development and manufacturing of specific plant-based active molecules.

As at December 31, 2023, the Company’s business was comprised of two (2) business segments, nutraceuticals and pharmaceuticals. Subsequent to the financial year ended December 31, 2023 and during the three-month period ended March 31, 2024, the Company restructured its operations, such that its operations comprise two (2) business units, the Products Business Unit and the CDMO Services Business Unit, and (i) the nutraceuticals business segment continued into the Products Business Unit and (ii) as for the pharmaceuticals business segment, the Company now offers customers in the pharmaceutical industries the development and manufacturing of specific plant-based active molecules as part of the CDMO Services Business Unit.

3 The level of resveratrol in VINIA® fresh cells is 845mg/kg (see source (a) below), whereas the average level of resveratrol in fresh grapes grown in a vineyard is 0.69*-3.8* mg/kg (see sources (b) and (c) below):

(a)M. Azachi, R. Yatuv, A. Katz, Y. Hagay, A. Danon, “A novel red grape cells complex: health effects and bioavailability of natural resveratrol.” Int J Food Sci Nutr. 2014 Nov; 65(7):848-55 <https://pubmed.ncbi.nlm.nih.gov/24827888/>.

(b)E. Cantos, J.C. Espín, F.A. Tomás-Barberán, “Varietal differences among the polyphenol profiles of seven table grape cultivars studied by LC-DAD-MS-MS.” J Agric Food Chem. 2002 Sep 25;50(20):5691-6 <https://pubmed.ncbi.nlm.nih.gov/12236700/>.

(c)L. Bavaresco, S. Vezzulli, S. Civardi, M. Gatti, P. Battilani, A. Pietri, F. Ferrari, “Effect of lime-induced leaf chlorosis on ochratoxin A, trans-resveratrol, and epsilon-viniferin production in grapevine (Vitis vinifera L.) berries infected by Aspergillus carbonarius.” J Agric Food Chem. 2008 Mar 26;56(6):2085-9 <https://pubmed.ncbi.nlm.nih.gov/18290620/>.

4 See the study titled “Bioavailability of natural resveratrol from VINIA®” in “Item 4. Information on the Company - B. Business Overview – Products Business Unit – (a) Nutraceuticals - Scientific Studies” for additional information.

5 The solubility of piceid resveratrol is 25 times greater in water than that of regular trans-resveratrol. The solubility of regular tran-resveratrol is 0.03 g/L (see source (a) below), whereas the solubility of piceid resveratrol/polydatin is 0.766g/L (see source (b) below).

(a)National Library of Medicine, “Compound Summary – Resveratrol - 3.2.4 Solubility” <https://pubchem.ncbi.nlm.nih.gov/compound/445154#section=Solubility> (accessed July 22, 2024).

(b)DrugBank, “Polydatin” <https://go.drugbank.com/drugs/DB11263> (accessed July 22, 2024).

As at March 31, 2024 and the date hereof, the Company’s business is comprised of two (2) business units, the Products Business Unit and the CDMO Services Business Unit.

The Company previously conducted research into medicinal cannabis and hemp-based products. In February 2023, the Company decided to discontinue any activity related to the development of medicinal cannabis.

Products Business Unit

(a)Nutraceuticals

The Company is engaged in the research and development of science-based health and wellness solutions for the nutraceutical industry. The Company’s first product entry into this market is a polyphenol/anti-oxidant superfruit product called VINIA®, which is a red grape powder that supplies the benefits of red wine consumption but without the sugar, calories and alcohol found in wine.

VINIA® is made of red grape (Vitis vinifera) cells grown in the Company’s proprietary bioreactor facility. VINIA® is a fine, dry pink-purple powder containing a matrix of polyphenols (with a high concentration of piceid resveratrol) in their natural state (as can be found in red wine) that has additive and synergistic benefits. One of the main active ingredients in VINIA® is piceid resveratrol, maintaining the quality and inherent benefits present in nature without any solvent extraction or genetic modification. VINIA® is soluble when integrated with various liquids or cosmetics.

Products

VINIA® powder, in capsule form, is currently sold in the United States (with shipment available to Canada) and Israel, and VINIA® Superfood Coffee is currently sold in the United States (with shipment available to Canada).

The Company has a well-developed innovation pipeline in its nutraceuticals segment. The Company plans to introduce a number of new products under the VINIA® brand as well as additional cell-based products utilizing the Botanical Synthesis Platform Technology, such as olive cells and pomegranate cells. The planned pipeline of VINIA® products, including the launch of tea and electrolyte-enhanced beverages, is as follows:

•In Q4 2023, the Company launched a “functional” VINIA® coffee pod product line, VINIA® Superfood Coffee, consisting of medium roast and decaf coffee pods in the United States. These coffee pods are compatible with Keurig®6 and certain single-serve brewing systems. The Company expects to launch coffee pods compatible with the Nespresso®7 brewing system in the United States and Israel by Q4 2024;

•The Company expects to launch VINIA® tea products, including black and green teas, some of which will be compatible with the Keurig® brewing system, in the United States by Q4 2024 and Israel in 2025; and

•The Company expects to launch VINIA® hydration powder in the United States and Israel by the first half of 2025.

The Company completed the required research and development work related to its new proposed olive cell product (the “Olive Cell Product”), which is expected to target liver and joint health, and the Company expects to obtain all regulatory approvals and complete the required scientific studies to bring Olive Cell Product to market in the United States and Israel by the end of 2025. See “Item 4. Information on the Company - B. Business Overview – Products Business Unit – (a) Nutraceuticals - Regulatory” for additional information.

6 The Company and its business, operations and products are not affiliated with, endorsed or sponsored by Keurig Dr. Pepper Inc. or Keurig Green Mountain, Inc. “Keurig®” and “K-Cup®” are registered trademarks of Keurig Green Mountain, Inc.

7 The Company and its business, operations and products are not affiliated with, endorsed or sponsored by Nestlé S.A. or Nestlé Nespresso S.A. Nespresso®” is a registered trademark of Société des Produits Nestlé S.A.

Regulatory

The Company has conducted various clinical trials and other types of scientific studies to test the efficacy of the VINIA® powder and has submitted notifications to the FDA for the use of its structure/function claims as both a food and dietary supplement on its packaging and in communication materials, which is regulated by the FTC, in the United States.

In November 2011, the Company completed a self-determination that VINIA® is “Generally Recognized as Safe” (“GRAS”) for certain uses in food. The FDA is not required to be notified of and has not reviewed this GRAS self-determination. Subsequent to this GRAS self-determination, the Company began marketing VINIA® as a food. In 2021, the Company began marketing VINIA® as a dietary supplement in the United States, premised on the Company’s marketing of VINIA® as a food.

VINIA® was approved by the Israeli Ministry of Health as a novel food in April 2013 and as a dietary supplement in February 2016 in the Israeli Market. In September 2023, BioHarvest Israel received a product license from Health Canada, authorizing the sale of VINIA® capsules as a natural health product in Canada. This product license sets out the approved recommended use or purpose (claims) that BioHarvest Israel may use in the future marketing of VINIA® in Canada. Currently, up to ninety (90) days’ supply of VINIA® capsules and VINIA® Superfood Coffee are permitted to be imported by Canadians for personal use from the United States through the Company’s United States e-commerce website, VINIA.com.

For the United States market, the Company plans to follow the same regulatory path for its Olive Cell Product as it employed for VINIA®. Specifically, the Company plans to conduct a GRAS self-determination, and then market the Olive Cell Product as a food and dietary supplement. The Company also plans to conduct clinical trials and other scientific studies to evaluate the effect of the Olive Cell Product on liver and joint health, so that, if successful, the Company will be able to make use of structure/function claims on its labeling and in communication materials for the Olive Cell Product in accordance with FDA and FTC requirements.

For the Israeli market, the Company plans to apply to the Israeli Ministry of Health for approval of the Olive Cell Product as a novel food, which involves making submissions concerning the manufacturing process and characterization of the final product.

The Yavne No. 1 Manufacturing Facility received a manufacturer license and GMP approval from the Israeli Ministry of Health in November 2021, as well as key ISO certifications in October 2021.

See “Item 4. Information on the Company - B. Business Overview - Governmental Regulations” for additional information.

Research and Development

The Company has invested over US$80 million, primarily in research and development activities, to support the business. This investment has enabled the Company to develop a disruptive technology platform which mirrors nature and allows it to efficiently produce plant cells that are identical to those originally sourced from the parent plant, ensuring optimal bio-availability and efficacy of the secondary metabolites. The Company has termed this platform technology “Botanical Synthesis”. The Botanical Synthesis Platform Technology is a non-GMO platform that can produce plant cells with higher concentrations of active ingredients, as compared to those that are produced by nature, as well as high levels of solubility and bio-availability. The Botanical Synthesis Platform Technology provides consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants such as pesticides, heavy metals and residues).

Facilities and Capacity

In terms of manufacturing capacity, the Company has established the Yavne No. 1 Manufacturing Facility and commenced implementation of the required technology and process improvements to drive significant cost reduction through economies of scale.

The Company completed the biological technology transfer to the Yavne No. 1 Manufacturing Facility in March 2022 and has commenced actively scaling up its manufacturing of VINIA® red grape cells at the

Yavne No. 1 Manufacturing Facility. This enables the Company to better meet the increasing demand for VINIA®, which is driven by the United States market as a result of the Company’s marketing activities. The Company continued to focus significant resources in the second half of 2023 to increase its capacity levels to meet the growing demand for VINIA® in the United States market. The Company has invested heavily in additional bioreactor capacity and new downstream harvesting and drying equipment in the Yavne No. 1 Manufacturing Facility, which will enable a significant yield increase in the finished product and, accordingly, a corresponding reduction in COGS. In addition, the Company has secured additional third-party drying capacity to be able to cope with growing quarter-on-quarter demand levels. The Company expects this to positively impact capacity levels and gross profit delivery in 2024.

In April 2024, the Company entered into the Yavne No. 2 Lease (as defined herein) for the Yavne No. 2 Property, which will comprise the Yavne No. 2 R&D Facility to support the CDMO Services Business Unit upon completion and space to support the building of the Yavne No. 2 Manufacturing Facility to expand the Company’s capacity to produce VINIA® and other products upon completion.

Scientific Studies

Below is a summary of the Company’s scientific studies, including clinical studies, which support the structure/function claims for VINIA® as a food product and dietary supplement/nutraceutical.

Study	Summary
Effect of VINIA® (Grape Cell (RGC) Powder) supplementation on blood pressure and vascular function in people with hypertension[8] (Clinical study)

Objectives: To evaluate the effect of VINIA® (RGC powder) supplementation on blood pressure and vascular function in people with mild to moderate hypertension. The primary objective was to evaluate the effect of RGC supplementation on blood pressure and vascular function, specifically, flow-mediated dilatation (“FMD”). The secondary objective was to evaluate the effect of RGC supplementation on the change in oxidative stress parameters.

Study design: The study was a randomized, double-blind, placebo-controlled study which lasted three (3) months. After signing an informed consent, subjects were screened for eligibility during two (2) screening visits. Eligible subjects were enrolled and randomized into three (3) treatment arms with daily supplementation for three (3) months of 200 mg RGC powder, 400 mg RGC powder or placebo. Subjects attended the Unit of Clinical Nutrition at the Tel Aviv Sourasky Medical Center every 14±3 days for a total of nine (9) visits. Telephone appointments were conducted during the weeks with no scheduled clinic visits. The subjects were requested not to change their diet or the level of their physical activity for the duration of the study.

Number of subjects: 60 planned, 50 recruited and analyzed.

Diagnosis and main criteria for inclusion: Subjects aged 35-70 with a body mass index of less than 40.0 kg/m2, systolic blood pressure (SBP) of ≤ 154 mmHg, diastolic blood pressure (“DBP”) of ≤ 93 mmHg and no history of chronic disease.

Test product, dose and mode of administration: RGC was supplied in a powder form containing 200 mg or 400 mg. The placebo contained 200 mg of maltodextrin powder with the addition of ponceau 4R (E-124) and brilliant blue FCF (E-133) food colorings. The RGC or placebo was ingested once daily ten (10) minutes before breakfast with a glass of water.

Duration of treatment: once daily for 90 days (12 weeks).

Statistical analysis: All measured variables were listed individually and, if appropriate, tabulated by descriptive statistics. For descriptive statistics, summary tables were provided giving sample size, absolute and relative frequency by study group, and sample size, arithmetic mean, standard deviation, median, minimum and maximum by study group for means of continuous variables.

The following statistical tests were used to study the changes in study parameters.

After checking for normal distribution, a Paired T-Test or Signed Rank test (as appropriate) was applied to test the statistical significance of the changes from baseline within each study group.

The analysis of variance (“ANOVA”) model was applied to test the statistical significance of the difference in the changes between study groups. Student T-test or non-parametric Rank sum test (as was appropriate) was applied to test the statistical significance of the difference in quantitative parameters (changes and relative changes) between the study groups. The chi-square test or Fisher's Exact test (as was appropriate) was applied to test the statistical significance of the difference for categorical variables (% subjects with positive change) between the study groups.

All tests applied were two-tailed, and a p value of 5% or less was considered statistically significant. The data was analyzed using the SAS® version 9.1.3 (SAS Institute, Cary, North Carolina).

References: SAS/STAT User’s Guide, SAS Institute Inc. and SAS Procedures Guide, SAS Institute Inc.

Efficacy: A significant improvement in FMD measurement and the positive change in FMD was found in the RGC 400 mg arm compared to placebo (p=0.0130 and 0.0294, respectively). A significant statistical decrease was observed in DBP following treatment in the group receiving 200 mg RGC compared to the placebo (p=0.032). A significant decrease in lipid peroxidation and the relative change in lipid peroxide levels were found in subjects on the RGC 400 mg arm (p=0.056 and p=0.052, respectively). A significant difference was detected within the combined RGC groups, mean LDL oxidation-TBARS value decreased from 586.9±48.8 nmol/ml at baseline to 556±34.9 nmol/ml after 12 weeks (p=0.013).

8 N. Vaisman, E. Niv, “Daily consumption of red grape cell powder in a dietary dose improves cardiovascular parameters: a double blind, placebo-controlled, randomized study.” Int J Food Sci Nutr. 2015 May; 66(3):342-9 <https://pubmed.ncbi.nlm.nih.gov/25666417/>.

Study	Summary
Bioavailability of natural resveratrol from VINIA®[9] (Clinical study)

A bioavailability study was performed in which doses of VINIA® equivalent to 50 and 150 mg of resveratrol were given to fifteen (15) healthy volunteers in a double-blind cross-over design. Blood samples were taken at fourteen (14) time points to compose a pharmacokinetic profile of resveratrol.

The human pharmacokinetic analysis revealed relatively high bioavailability and two (2) distinctly separated plasma concentration peaks at one (1) and five (5) h, which was different from competitors with synthetic resveratrol or resveratrol from polygonum, which revealed only one (1) peak.[10]

VINIA® in the tested doses was found to be safe with no serious adverse events.

The effect of VINIA® on healthy moderately trained cyclists[11] (Clinical study)

A randomized placebo-control study was conducted on healthy moderately trained cyclists. 45 subjects received VINIA® at doses of either 200 mg or 1000 mg or placebo for six (6) weeks.

Before and after VINIA® consumption, the subjects underwent anthropometric measurements and exercise testing. A significant 5% to 6% decrease in resting diastolic blood pressure was seen only in the two (2) VINIA® groups after supplementation.

The similar effect seen in both VINIA® groups suggests this is a true phenomenon related to VINIA®. There was also a lower mean resting systolic blood pressure, with nearly twice the number of participants decreasing it in both VINIA® groups at the end of the study, yet with no statistical significance.

The effect of VINIA® on Type 2 Diabetes[12] (Clinical trial)

A randomized, double-blind placebo-controlled trial was conducted on subjects with type 2 diabetes. 33 subjects received 1000 mg of VINIA® powder or placebo once daily for 12 weeks. At the end of the treatment period subjects were tested for changes in mRNA expression of the clock genes and type 2 diabetes parameters: fasting and post-prandial circulating levels of HbA1c, glucose, insulin, C-peptide and lipids.

A statistically significant reduction in mRNA expression of clock genes (BMAL1, PER 2, Cry 1, CLOCK and RevErb) was detected in white blood cells of patients receiving VINIA®, but not the placebo. This reduced expression may reflect a phase shift (probably phase advance) in clock gene expression. A possible phase advance of clock genes accompanied possible health benefits affecting diabetes and cardiovascular health properties. Moreover, the VINIA® group HbA1c was significantly reduced from baseline in the VINIA® group by 0.55% (p=0.0353) and by 0.16% in the control group (p=0.2334). The difference in changes from baseline between the VINIA® group and the control group was p= 0.0563. Moreover, an ANOVA statistical analysis was performed within the subgroup of HbA1c 7.5-10.1. The difference in changes from baseline between the VINIA® and control group was significantly reduced by 0.82% (p=0.0247). In addition, C-peptide was reduced in the VINIA® group and elevated in the control group with a significant difference between the groups (P =0.0409 Wilcoxon test; P =0.0117 t-test). As a result, the estimated insulin sensitivity calculated from fasting glucose and C-peptide was increased by 40.6% with VINIA® versus control (p<0.0137).

According to these results, VINIA® may improve insulin resistance state. C-peptide, a part of being a marker of insulin concentrations, is a bioactive peptide with effects on vascular and microvascular blood flow and tissue health. C- peptide is an important factor for cardiovascular disease events and related mortality. C-peptide was reduced in the VINIA® group and elevated in the control group with a significant difference between the groups (P =0.0117 t-test).

Evaluation of the effect of VINIA® in metabolic syndrome model on rats[13] (Preclinical study)

In a preclinical study on the metabolic syndrome model of rats fed with a high fructose diet, VINIA® (200, 400 and 800 mg per kg of food per day) given in food was found to attenuate the increase in blood pressure, plasma triglycerides and insulin in these animals.

Demonstration of the mechanism of action of VINIA®[14] (Invitro study)

The incubation of human umbilical vein endothelial cells (HUVECs) with VINIA® demonstrated a concentration-dependent inhibition of endothelin 1 (“ET-1”) secretion and an increase in the level of endothelial nitric oxide synthase (“eNOS”), signaling a positive effect of VINIA® on vasodilatation and anti-inflammatory activity. eNOS, a vasodilator peptide, and ET-1, a vasoconstrictor protein, are important factors in maintaining vascular tone connection to atherosclerosis.

(b)Cosmeceuticals

Since Q1 2023, the Company has spent significant resources investigating the opportunities that exist for its RGC molecules in the growing beauty and cosmetics skincare market. The skin care market in the United

9 M. Azachi, R. Yatuv, A. Katz, Y. Hagay, A. Danon, “A novel red grape cells complex: health effects and bioavailability of natural resveratrol.” Int J Food Sci Nutr. 2014 Nov; 65(7):848-55 <https://pubmed.ncbi.nlm.nih.gov/24827888/>.

10 D.M. Goldberg, J. Yan, G.J. Soleas, “Absorption of three wine-related polyphenols in three different matrices by healthy subjects.” Clin Biochem. 2003 Feb;36(1):79-87 <https://pubmed.ncbi.nlm.nih.gov/12554065/>.

11 Unpublished.

12 J. Wainstein, O. Froy, Z. Landau, Y. Bar-Dayan, M. Boaz, T. Ganz, M. Menaged, Y. Hagay, M. Azachi, D. Jakubowicz, “Effect of Red Grape Cells, a High Resveratrol Polyphenols Complex, on Glycemic Control, HbA1c, and Clock Gene mRNA Expression in Type 2 Diabetes.” Presented at the American Diabetes Association’s 76th Scientific Sessions (2016) <http://app.core-apps.com/tristar_ada16/abstract/e44e3c20f4b9cf62bd1796c12c1c1cd0>.

13 A. Leibowitz, Z. Faltin, A. Perl, Y. Eshdat, Y. Hagay, E. Peleg, E. Grossman, “Red grape berry-cultured cells reduce blood pressure in rats with metabolic-like syndrome.” Eur J Nutr. 2013 Apr; 53(3):973-80 <https://pubmed.ncbi.nlm.nih.gov/24158651/>.

14 A. Leibowitz, Z. Faltin, A. Perl, Y. Eshdat, Y. Hagay, E. Peleg, E. Grossman, “Red grape berry-cultured cells reduce blood pressure in rats with metabolic-like syndrome.” Eur J Nutr. 2013 Apr; 53(3):973-80 <https://pubmed.ncbi.nlm.nih.gov/24158651/>.

States is worth approximately US$23 billion as of 202315, and the Company believes that consumers are searching for new natural and natural origin molecules to better address their skin care needs.

In Q1 2023, the Company conducted a small-scale skin care assessment in Seoul, South Korea (the “Skin Care Assessment”), which received positive anecdotal feedback from all participants regarding their various skin ailments, such as atopic dermatosis, psoriasis, facial redness and folliculitis, after using VINIA®. After a ten (10) day selection period, each of the twelve (12) selected participants for the Skin Care Assessment took one (1) VINIA® capsule in the morning for the first two (2) weeks and then took two (2) VINIA® capsules per day thereafter for an additional three (3) weeks. At the conclusion of the assessment, all twelve (12) participants reported positive feedback, including noting skin health promotion.

Based on the results of the Skin Care Assessment, the Company is developing a clinical study in the United States to assess the efficacy of VINIA® as both a dietary supplement and a topical cosmetic solution on skin health promotion, with a view to launching a VINIA® topical solution product (the “VINIA® Topical Solution”) in the United States by the end of 2025.

VINIA®, as a dietary supplement will be required comply with the FDA’s requirements with respect to structure/function claims on its packaging and in communication materials in the United States, and the VINIA® Topical Solution will be required to comply with the FDA’s requirements with respect to cosmetics. See “Item 4. Information on the Company - B. Business Overview - Governmental Regulations” for additional information.

CDMO Services Business Unit

In Q1 2024, the Company announced the launch of its CDMO Services Business Unit, including its entry into two (2) development agreements to develop complex molecules. See “Item 10. Additional Information - C. Material Contracts - Biopharmaceutical Partner Agreement” and “Item 10. Additional Information - C. Material Contracts - Food Product Partner Agreement” for further details.

This CDMO Services Business Unit allows pharmaceutical, cosmeceutical, nutraceutical and nutrition industry companies the opportunity to partner with the Company to utilize the Botanical Synthesis Platform Technology through a CDMO contracting model. The Botanical Synthesis Platform Technology enables the development and manufacturing of patentable plant-based small molecules, complex molecules and unique compositions, which include both small and complex molecules. The Botanical Synthesis Platform Technology can develop complex molecules, otherwise known as biologics, which have a number of unique advantages, including lower costs of development and manufacturing, a faster speed of development and non-immunogenic properties that enhance safety. As a result of these advantages, the Company has decided to name these unique plant-derived complex molecules BIOLOGICS+. BIOLOGICS+ will help address unmet needs in the health industry across pharmaceutical, nutraceutical, cosmeceutical and nutrition verticals.

The Company is focusing its resources on signing additional agreements and commencing the development work required.

Principal Markets

During the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021, the Company’s principal markets for its VINIA® products were Israel and the United States.

The Company’s total revenue in Israel and the United States for the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021 are set out in the table below:

Principal market	Financial year ended December 31, 2021	Financial year ended December 31, 2022	Financial year ended December 31, 2023
Israel	US$1,494,000	US$1,875,000	US$1,813,000
United States	US$608,000	US$3,623,000	US$10,859,000
Total	US$2,102,000	US$5,498,000	US$12,672,000

15 Statista, “Skin Care – United States” <https://www.statista.com/outlook/cmo/beauty-personal-care/skin-care/united-states> (accessed May 3, 2024).

The Company’s net loss for the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021 was $12,564,000, $11,236,000 and $9,827,000, respectively.

Seasonality

The Company’s business is not affected by seasonality.

Sources and Availability of Raw Materials

The Company uses several proprietary formulas to feed the red grape cells at different stages of their growth cycle to produce the VINIA® powder, and all ingredients in the proprietary formulas are in stable global supply with stable pricing.

The Company has partnered with a third-party white-label manufacturer for the final manufacturing of the VINIA® Superfood Coffee products, which incorporate the VINIA® powder, which is produced by the Company, and 100% Arabica coffee, which is in stable global supply and subject to global market prices.

Marketing Channels

The Company has focused on driving sales of its VINIA® products via a direct-to-consumer (“D2C”) and direct-to-doctor (“D2D”) channel approach. The Company’s D2C and D2D sales are largely through its e-commerce websites, VINIA.com and VINIA.co.il, and the Company’s D2C business is also supported by a presence on the Amazon® Marketplace.

The Company has built significant e-commerce capabilities to build a scalable business via its e-commerce websites. The Company has implemented best-in-class tools and systems to be able to best target and convert its core consumers via leveraging an integrated marketing approach, including television advertising and content, social media platforms, such as Google®16, Facebook®17 and TikTok®18, and influencer marketing. The Company also drives sales through a call center which is available for consumers who prefer to purchase via this channel over the Company’s e-commerce websites, VINIA.com and VINIA.co.il, or the Amazon® Marketplace.

A large proportion of the Company’s sales revenue via the Company’s e-commerce websites, VINIA.com and VINIA.co.il, and call center are subscription sales, the majority of which were for periods equal to or greater than three (3) months.

Other D2C sales are derived through the Company’s presence on the Amazon® Marketplace, of which a certain proportion of these sales are subscriptions.

The Company continues to build out its D2D business. Certain integrative medicine specialist centers across the United States are utilizing VINIA® products as part of their holistic treatment systems. The D2D channel is growing in importance not just from a revenue perspective but as a critical influencer channel as medical practitioners promote the significant benefits of products such as VINIA®.

Patents or Licenses, Industrial, Commercial or Financial Contracts or New Manufacturing Processes

VINIA® products are made from in vitro-grown RGCs without genetic manipulation, including products in the form of a powder. RGC powder, for instance, contains a matrix of polyphenols, including piceid resveratrol, quercetin, anthocyanins, tannins, vitamins, proteins and fibers. The RGC powder is a composition comprising a cell culture of RGC grown in vitro in a large scale-up process.

VINIA® is derived from the red grape skin, flesh, pulp and seed. Accordingly, VINIA® is a source of the whole matrix of nutrients and polyphenols found throughout the red grape and in red wine in their natural state without any

16 The Company and its business, operations and products are not affiliated with, endorsed or sponsored by Alphabet Inc. or Google LLC. “Google®” is a registered trademark of Google LLC.

17 The Company and its business, operations and products are not affiliated with, endorsed or sponsored by Meta Platforms, Inc. “Facebook®” is a registered trademark of Meta Platforms, Inc.

18 The Company and its business, operations and products are not affiliated with, endorsed or sponsored by ByteDance Ltd. or TikTok Ltd. “TikTok®” is a registered trademark of TikTok Ltd.

genetic manipulation and contains polyphenols (resveratrol, tannins, quercetin, catechins, anthocyanins), vitamins, proteins and fibers. VINIA®’s advantages are the absence of solvent residuals and sugar that has a typical taste of red grapes without bitterness or being astringent.

The Company owns or has an exclusive license to use eighteen (18) patents and/or patent applications, of which fourteen (14) patents and/or patent applications cover the Botanical Synthesis Platform Technology and four (4) patent applications are related to various usages or combinations, as described below. Thirteen (13) are granted registered patents.

Jurisdiction	Title	Status	Application No.	Filing Date	Registration No.	Registration Date	Expiration Date
European Patent Office (approved in Germany, France, Great Britain and Italy)	Grape Cell Culture for Treating Inflammation	Registered (1)	6711231.8	February 23, 2006	EP1871402	July 26, 2017	February 23, 2026
Israel	Grape Cell Culture for Treating Inflammation	Registered (1)	185476	February 23, 2006	185476	July 1, 2017	February 23, 2026
Japan	Grape Cell Culture for Treating Inflammation	Registered (1)	2007-556710	February 23, 2006	5432455	December 13, 2013	February 23, 2026
United States	Methods for Treating Inflammatory Disorders (3)	Registered (1)	11/884,774	September 20, 2007	8216801	July 10, 2012	February 23, 2026
United States	Composition of Cultured Grape Cells (4)	Registered (1)	13/400,173	February 20, 2012	8628965	January 14, 2014	February 23, 2026
United States	Composition of Cultured Grape Cells (5)	Registered (1)	14/097,395	December 5, 2013	9061053	June 23, 2015	February 23, 2026
China	Process for the Large Scale Production of Fruit Cells	Registered (2)	201380073592.3	December 24, 2013	ZL 201380073592.3	December 11, 2017	December 24, 2033
European Patent Office (approved in Germany and Great Britain)	Process for the Large Scale Production of Fruit Cells and Treatment of Diseases With Such Cells	Registered (2)	EP13866675.5	December 24, 2013	2938197	April 24, 2019	December 24, 2033
Israel	Process for the Large Scale Production of Fruit Cells and Treatment of Diseases With Such Cells	Registered (2)	239646	December 24, 2013	239646	August 1, 2019	December 24, 2033
Japan	Process for the Large Scale Production of Fruit Cells and Treatment of Diseases With Such Cells	Registered (2)	2015-550206	December 24, 2013	6371777	August 8, 2018	December 24, 2033
United States	Process for the Large Scale Production of Fruit Cells and Treatment of Diseases With Such Cells (6)	Registered (2)	14/655,052	June 24, 2015	9867861	January 16, 2018	December 24, 2033

Jurisdiction	Title	Status	Application No.	Filing Date	Registration No.	Registration Date	Expiration Date
Israel	Pomegranate Derived Cell Culture	Registered (2)	246525	January 5, 2015	246525	June 26, 2021	January 5, 2035
United States	Pomegranate Derived Cell Culture	Registered (2)	15/109,649	July 4, 2016	10,538,737	January 21, 2020	January 5, 2035
United States	Coffee Composition	Provisional (2)	63/604,536	November 11, 2023	-	-	-
United States	Coffee Composition	Provisional (2)	63/604,541	November 11, 2023	-	-	-
Patent Cooperation Treaty	Method of Treating Raynaud’s Conditions or Erectile Dysfunction	Application filed (2)	PCT/IL2024/05037	February 6, 2024	-	-	-
Patent Cooperation Treaty	Method of Treating Skin Condition or Disease	Application filed (2)	PCT/IL2024/050147	February 7, 2024	-	-	-
United States	Olive Derived Cell Culture	Application pending (2)	18/628,751	April 7, 2024	-	-	-

Notes:

(1)Owned by State of Israel, Ministry of Agriculture & Rural Development, Agricultural Research Organization, The Volcani Center (the “Licensor”) and licensed to BioHarvest Israel pursuant to the License Agreement (as defined herein). See “Item 10. Additional Information - C. Material Contracts - License Agreement” for further details.

(2)Owned by BioHarvest Israel.

Competition

Products Business Unit

The Company faces competition in the nutraceutical market in which the Company currently operates and the cosmeceutical market in which it intends to operate in the future. Some of the Company’s competitors may be better positioned to develop superior products at lower costs and able to better adapt to changing market conditions than the Company. The Company’s ability to compete depends on, among other things, consistently high product quality, short lead-time, timely delivery, competitive pricing, range of product offerings and superior customer service and support. Increased competition in the markets in which the Company operates may force it to reduce its product prices or may result in increased costs and may have a material adverse effect on its business and operating results. Any decrease in the quality of the Company’s products or level of service to customers or any forced decrease in product pricing may adversely affect its business and operating results.

The Company believes that the Botanical Synthesis Platform Technology provides an advantage over its competitors in the nutraceutical and cosmeceutical markets, as it is a platform technology to solve, on an industrial and commercial scale, the challenge of (i) consistently growing plant cells which mirror the phytonutrients contained in the original plant and (ii) significantly amplifying certain phytonutrient levels without genetic engineering, all without growing such plant and with the added result of removing certain negative components.

Until recently, scientists have been limited to small-scale production with product consistency challenges. Through its use of the Botanical Synthesis Platform Technology, the Company’s unique capabilities can solve major technical challenges in achieving equivalency and consistency across large-scale production. The breakthrough is due to the focus on the parent plant cell as the genesis point of the process to convert it into a powdered form of a whole food phytochemical-rich equivalent product.

CDMO Services Business Unit

The Company’s competition in the CDMO market includes a number of full-service contract manufacturers and large pharmaceutical companies offering third-party development and manufacturing services to fill their excess capacity. Large pharmaceutical companies have been seeking to divest portions of their manufacturing capacity, and any such divested businesses may compete with the Company in the future. In addition, most of the Company’s competitors may have substantially greater financial, marketing, technical or other resources than the Company does. Moreover, additional competition may emerge and may, among other things, result in a decrease in the fees paid for the Company’s services, which would affect the Company’s results of operations and financial condition.

While the Company believes that the advantages of the Botanical Synthesis Platform Technology will enable the Company to compete effectively against other technologies and providers of technology for biologic product development and manufacturing, many of the Company’s competitors have significantly greater financial resources and expertise in research and development and manufacturing. Smaller or early-stage companies may also prove to be significant competitors, particularly through arrangements with large and established companies. In addition, these third parties compete with the Company in recruiting and retaining qualified scientific and management personnel.

See “Item 3. Key Information - D. Risk Factors - Competition risk” for additional information.

Governmental Regulations

Overview

The foods, food ingredients and dietary supplements that the Company develops are regulated under a number of national and state/provincial laws, including, but not limited to, the United States Food, Drug, and Cosmetic Act (“FDC Act”), as administered by the FDA, the Israeli Public Health Regulations (Food) (Prohibitions on Attributing Healing Attributes to Food Products) (the “PHR”), as administered by the Israeli Ministry of Health, and the Canadian Natural Health Product Regulations (the “NHPR”), as administered by Health Canada.

In the United States, the Company is marketing VINIA® products in reliance on a determination supported by experts that VINIA® is “GRAS” for its intended use. This GRAS determination has not been reviewed by the FDA. If the FDA challenges the GRAS status of an ingredient, the Company could be required to undergo the food additive approval process in order to legally market the product. This process is time-consuming and costly and would interrupt the Company’s business. Furthermore, the Company cannot guarantee that, in such a situation, the use of such ingredient would be approved, and the Company’s business, financial condition and results of operations would be adversely affected.

GMP regulations establish requirements governing the methods, equipment, facilities, and controls for the sanitary production of food. Those who manufacture, package, or hold human food must comply with the GMP regulations.

From time to time in the future, the Company may become subject to additional laws or regulations administered by national, state/provincial or local regulatory authorities, such as the FDA, the FTC, the Israeli Ministry of Health and Health Canada.

Generally, the Company also may become subject to the repeal of national or state/provincial laws or regulations that the Company generally considers favorable or to more stringent interpretations of current laws or regulations. The Company is not able to predict the nature of such future laws, regulations, repeals or interpretations, and it cannot predict what effect additional governmental regulation, if and when it occurs, would have on its business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel or other new requirements. Any such developments could have a material adverse effect on the Company’s business.

The marketing and labeling of any food product in recent years have brought increased risk that consumers will bring putative class action lawsuits and that national, state/provincial or local regulatory or governmental authorities will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a putative consumer class action lawsuit include fraud, unfair trade practices and breach of consumer protection laws and regulations (such as Proposition 65 in California). national, state/provincial or local regulatory or governmental authorities may bring legal action that seeks removal of a product from the marketplace, fines, and penalties. Even when not merited, putative class claims and actions by national, state/provincial or local regulatory or governmental authorities can be expensive to defend and adversely affect the Company’s reputation with existing and potential customers and consumers and the Company’s corporate and brand image.

See “Item 3. Key Information - D. Risk Factors - Governmental regulations” for additional information.

Food Product Regulation

The Company is also subject to regulation under various international, national, state/provincial and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of food products.

Food products generally are not required to receive regulatory approval prior to introduction into the United States market. However, a comprehensive regulatory framework governs the safety, manufacture (including composition and ingredients), packaging, labeling and advertising of food in the United States. Principally under the authority of the FDC Act, the FDA:

•regulates manufacturing practices for foods through its current good manufacturing practices regulations;

•specifies the standards of identity for certain foods; and

•prescribes the format and content of certain information required to appear on food product labels.

The FDC Act prohibits the distribution and/or sale of misbranded and/or adulterated foods. The FDA has broad authority to enforce the provisions of federal law, including the power to monitor claims made in product labeling, to seize adulterated or misbranded products or unapproved new drugs, to request product recall, to enjoin further manufacture or sale of a product, to issue warning letters and to institute criminal proceedings.

With the exception of color additives, food ingredients can generally be classified as food additives or GRAS substances, based on the conditions of their intended use. In particular, a food additive is a substance, the intended use of which results or may reasonably be expected to result, directly or indirectly, in it becoming a component of food or otherwise affecting the characteristics of food. Food additives require premarket approval. Excluded from the definition of “food additive” are substances that are generally recognized, among qualified experts, as having been adequately shown through scientific procedures to be safe under the conditions of their intended use or GRAS. A company may establish GRAS status through a “self-determination,” whereby the company determines that a substance is GRAS under the conditions of its intended use, with the assistance of a panel of qualified experts as appropriate. The FDA may disagree with a company’s GRAS determination and require the submission of a food additive petition, and may act to prohibit the marketing of products containing the substance pending approval of the petition.

In markets outside the United States, the Company is usually required to obtain approvals, licenses or certifications from a country’s ministry of health or comparable agency. In Israel, the sale of the Company’s products requires the approval of and is regulated by the Israeli Ministry of Health as a novel food for food/food ingredient products and dietary supplement. In Canada, the sale of the Company’s products requires the approval of and is regulated by Health Canada as a natural health product under the NHPR.

The Company must also comply with labeling regulations in respect of its products. In the United States, conventional foods must meet the FDA’s labeling requirements, including the declaration of Nutrition Facts. The labeling of a conventional food may include a claim regarding the effect of the food on a structure or function of the body, provided that the effect derives from the food’s nutritive value. Such claims are not subject to notification to or premarket approval by the FDA. In the United States, the labeling of dietary supplements is regulated by the FDA under the United States Fair Packaging and Labeling Act (the “FPLA”) and the FDC Act. The labeling of a dietary supplement may include different types of claims, including nutrient content claims, health claims, structure/function claims, statements of nutritional support and certain descriptive claims, subject to compliance with the FDA’s regulations in respect of the labeling of dietary supplements. In Canada, the Company’s products, as natural health products, must comply with specific labeling requirements under the NHPR. In Israel, the Company’s products, as a novel food (food/food ingredient products and dietary supplement), must comply with the labeling requirements of the Israeli Standard 1145 (Labeling of Prepacked Food), Israeli dietary supplement regulations (Public Health Regulation (Food) (Dietary Supplement), 1997) and those set in the directives issued by the Israeli Ministry of Health in approving such products of the Company.

Claims for food or dietary supplements may not imply that the food or dietary supplement is intended to treat, cure, mitigate or prevent a disease, as this causes the product to be an unapproved new drug which may not be marketed without pre-market approval by the FDA. The FDA uses the objective intent of a product’s manufacturer or distributor, as evidenced by the manufacturer or distributor’s labeling claims, advertising matter, or oral or written statements, to determine whether the product is an unapproved new drug.

Manufacturers must ensure their food products or dietary supplements are produced in a sanitary environment to prevent adulteration by contamination, in compliance with the GMP regulations. Those regulations include requirements for sanitation of buildings, facilities, personnel, equipment, and utensils. Those regulations also require processes and controls to ensure safety and prevent contamination from any source. Failure to adhere to GMP requirements can result in a finding that products produced in the facility are adulterated, even if there is no evidence that the products are actually contaminated. If the Company, its suppliers or white-label manufacturers fail to comply with the GMP regulations, the FDA, the Israeli Ministry of Health and Health Canada may take enforcement action against the Company, its suppliers or its white-label manufacturers and seek removal of the Company’s products from the market.

Advertising, including claims regarding the effects or benefits of a product, is regulated by the FTC, Ad Standards and the Israeli Ministry of Health, which may review labeling and advertising materials, including online and television advertisements, to determine whether advertising is truthful and not misleading, and adequately substantiated. Enforcement actions may result in consent decrees, cease and desist orders, judicial injunctions, the payment of fines and other outcomes with respect to advertising claims that are found to be unsubstantiated.

The Company believes it is in compliance with all material governmental regulations applicable to its products.

Cosmetic Regulation

The Company plans to market the VINIA® Topical Solution as a cosmetic in the United States. In the United States, the FDA regulates the labeling of cosmetics under the FPLA and the FDCA, which require that certain information appears on cosmetic labels and that cosmetics are not misbranded (for instance, if the labeling is incorrect or its packaging is misleading or deceptive). FDA approval of cosmetic labels is not required prior to the marketing and sale of cosmetics.

Consumer Laws

The Company sells VINIA® products through its e-commerce websites, the Amazon® Marketplace and its call center. In connection with this, the Company will be subject to various national and state/provincial consumer protection laws, including laws protecting the privacy of consumer information and regulations prohibiting unfair and deceptive acts and trade practices. In particular, under national and state/provincial privacy laws and regulations, the Company may be required to provide consumers with:

•notice of the Company’s policies on sharing non-public information with third parties;

•advance notice of any changes to its policies; and

•with limited exceptions, the right to prevent sharing of their non-public personal information with unaffiliated third parties.

Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online retailers. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of the Company’s business.

C.Organization Structure

The Company has the following three (3) subsidiaries, as set out in the diagram below:

D.Property, Plants and Equipment

The Company’s properties comprise the Rehovot Property, the Yavne No. 1 Property and the Yavne No 2. Property.

The lease for the Rehovot Property, comprising approximately 850 square meters and the current location of the Company’s principal place of business, was terminated by BioHarvest Israel effective May 2025. The Company intends to move all of its research and development and corporate administrative offices to the Yavne No. 2 Property by Q1 2025. See “Item 4. Information on the Company - A. History and Development of the Company - Business” for additional information.

The Yavne No. 1 Property comprises the Yavne No. 1 Manufacturing Facility, which comprises approximately 1,100 square meters. See “Item 4. Information on the Company - A. History and Development of the Company - Business”, “Item 4. Information on the Company - B. Business Overview - Overview” and “Item 10. Additional Information - C. Material Contracts - Yavne No. 1 Lease” for additional information.

The Yavne No. 2 Property, comprising approximately 10,300 square meters, includes clean rooms and laboratory space (which will comprise the Yavne No. 2 R&D Facility), offices, additional space capable of supporting the building of the Yavne No. 2 Manufacturing Facility and a parking lot comprising approximately 2,000 square meters. The Yavne No. 2 Manufacturing Facility is estimated to comprise approximately 6,000 square meters and will be capable of producing 50 tons per year upon completion. See “Item 4. Information on the Company - A. History and Development of the Company - Business”, “Item 4. Information on the Company - B. Business Overview - Overview”, “Item 10. Additional Information - C. Material Contracts - Equipment Agreement” and “Item 10. Additional Information - C. Material Contracts - Yavne No. 2 Agreement” for additional information.

The Company continues to explore potential property acquisitions in Israel and the United States to support the growing demand for its products.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2023 and December 31, 2022 and unaudited interim consolidated financial statements as of March 31, 2024 and March 31, 2023. These financial statements and related notes are included elsewhere in this Registration Statement. The financial information contained in this Registration Statement is derived from the financial statements, which were prepared in accordance with IFRS.

Overview

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, in bioreactors at industrial scale, the active and beneficial ingredients inherent in certain fruits and plants, without the need to grow the plant itself. The Botanical Synthesis Platform Technology is economical, ensures consistency, and avoids the negative environmental impacts associated with traditional agriculture.

The Company has incurred losses from operations since its inception. The Company generated negative cash flows from operating activities of US$8,522,000 and a loss in the amount of US$12,564,000 for the year ended December 31, 2023. The Company generated negative cash flows from operating activities of US$1,578,000 and a loss in the amount of US$6,581,000 for the three-month period March 31, 2024.

As of the date herof, the Company has not yet commenced generating sufficient sales to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities. The Company plans to fund near-term anticipated activities based on proceeds from capital fundraising and future revenues. The Company expects to continue to incur expenses and operating losses in the near future. The Company anticipates that its expenses will increase in connection with its ongoing activities, as the Company:

•continues clinical development of its products;

•continues to invest in the pre-clinical research and development of any of its future product candidates;

•establishes a commercial infrastructure to support the marketing, sale and distribution of its products;

•hires additional operation, research and development, sales and marketing and general and administrative personnel to support its operations;

•maintains, expands and protects its intellectual property portfolio; and

•continues to incur costs associated with operating as a public company.

Until the Company can generate significant recurring revenues, the Company expects to satisfy the Company’s future cash needs through debt and/or equity financings. The Company cannot be certain that additional funding will be available to the Company on acceptable terms, if at all. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The audited annual consolidated financial statements and the unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If funds are not available, the Company may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to the Company’s product candidates.

The Company’s first product entry into the nutraceutical market is a polyphenol/anti-oxidant superfruit product called VINIA® which is a red grape powder that supplies the benefits of red wine consumption but without the sugar, calories and alcohol found in wine. Over the next twelve (12) months, the Company plans to introduce a number of new products under the VINIA® brand as well as additional cell-based products utilizing the Botanical Synthesis Platform Technology. The planned pipeline of VINIA® products includes the launch of consumer products, such as tea and electrolyte-enhanced beverages.

In Q1 2024, the Company announced the launch of its CDMO Services Business Unit, including its entry into two (2) development agreements to develop complex molecules. The Company is focusing its resources on signing additional contracts and commencing the development work required.

A.Operating Results

Summary of Operations Results

The following table discloses a summary of the Company’s operations results for the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Financial year ended December 31
	2023	2022	2021
	US$ in thousands
Revenues for the period	12,672	5,498	2,102
Cost of revenues for the period	7,039	4,279	1,432
Gross profit (margins) for the period	5,633 (45%)	1,219 (22%)	670 (32%)
Research and development expenses for the period	3,369	2,308	4,129
Sales and marketing expenses for the period	7,748	5,221	3,306
General and administrative expenses for the period	4,482	4,302	1,726
Financial expenses, net for the period	2,598	624	1,336
Net (loss) before income taxes for the period	(12,564)	(11,236)	(9,827)
Net (loss) for the period	(12,564)	(11,236)	(9,827)
Net (loss) for the period per share	(0.03)	(0.02)	(0.02)

At December 31, 2023, the Company had current assets of US$9,052,000 (December 31, 2022 US$4,322,000; December 31, 2021 US$5,665,000) and current liabilities of US$26,467,000 (December 31, 2022 US$11,519,000; December 31, 2021 US$2,923,000). At December 31, 2023, the Company’s working capital was negative US$17,415,000 (December 31, 2022 negative US$7,197,000; December 31, 2021 positive US$2,742,000).

The following table discloses a summary of the Company’s operations results for the three-month periods ended March 31, 2024 and March 31, 2023:

	Three-month period ended March 31
	2024	2023
	US$ in thousands
Revenues for the period	5,344	2,163
Cost of revenues for the period	2,341	1,371
Gross profit (margins) for the period	3,003	792
Research and development expenses for the period	1,034	611
Sales and marketing expenses for the period	2,564	1,841
General and administrative expenses for the period	829	875
Financial expenses, net for the period	5,157	(1,783)
Net (loss) before income taxes for the period	(6,581)	(752)
Net (loss) for the period	(6,581)	(752)
Net (loss) for the period per share	(0.48)	(0.06)

At March 31, 2024, the Company had current assets of US$7,556,000 (March 31, 2023 US$3,213,000) and current liabilities of US$13,316,000 (March 31, 2023 US$9,971,000). At March 31, 2024, the Company’s working capital was negative US$5,760,000 (March 31, 2023 negative US$6,758,000).

Revenues

The Company’s revenues relate to the Products Business Unit, and more specifically, the sale of nutraceutical products.

Financial year ended December 31, 2022, compared to the financial year ended December 31, 2021, and the financial year ended December 31, 2023, compared to the financial year ended December 31, 2022

Revenues, all of which relate to the nutraceutical vertical of the Company (which now forms part of the Products Business Unit), were US$5,498,000 for the financial year ended December 31, 2022, as compared to US$2,102,000 during the same period in the prior financial year. The increase in 2022 is a result of the Company’s business-to-consumer e-commerce strategy.

Revenues, all of which relate to the nutraceutical vertical of the Company (which now forms part of the Products Business Unit), were US$12,672,000 for the financial year ended December 31, 2023, as compared to US$5,498,000 during the same period in the prior financial year. The increase in 2023 is a result of the Company’s significant scaling of its business-to-consumer and medical practitioner-focused e-commerce strategy.

The following table discloses the breakdown of the Company’s revenues for the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Financial year ended December 31
	2023	2022	2021
	US$ in thousands
Israel	1,813	1,875	1,494
United States	10,859	3,623	608
	12,672	5,498	2,102

Three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023

Revenues, of which 99% relate to the Products Business Unit of the Company (and more specifically, the sale of nutraceutical products) and 1% relate to the CDMO Services Business Unit of the Company, were US$5,344,000 for the three months ended March 31, 2024, as compared to US$2,163,000 during the same period in the prior year. The increase in the first quarter of 2024 is a result of the Company’s significant scaling of its business-to-consumer and medical practitioner-focused e-commerce strategy.

The following table discloses the breakdown of the Company’s revenues for the three-month periods ended March 31, 2024 and March 31, 2023:

	Three-month period ended March 31
	2024	2023
	US$ in thousands
Israel	485	483
United States	4,859	1,680
	5,344	2,163

Cost of Revenues

The Company’s cost of revenues consists primarily of expenses associated with the manufacturing, delivery and distribution of the Company’s products. These include expenses related to the manufacturing of the Company’s products, such as raw materials, facility and equipment depreciation, salaries and related personnel expenses, share-based compensation expenses, sub-contractors, shipping and packaging costs and other transaction fees related to processing customer transactions.

Financial year ended December 31, 2022, compared to the financial Year ended December 31, 2021

Cost of revenues was US$4,279,000 for the financial year ended December 31, 2022, as compared to US$1,432,000 during the same period in the prior financial year. The increase is due to an increase in revenues during the period.

Financial year ended December 31, 2023, compared to the financial year ended December 31, 2022

Cost of revenues was US$7,039,000 for the financial year ended December 31, 2023, as compared to US$4,279,000 during the same period in the prior financial year. The increase is due to an increase in revenues during the period.

Three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023

Cost of revenues was US$2,341,000 for the three months ended March 31, 2024, as compared to US$1,371,000 during the same period in the prior year. The increase is due to growth in production, demand and sales during the period.

Gross Margins

Financial year ended December 31, 2022, compared to the financial year ended December 31, 2021

Gross margins were 22% for the financial year ended December 31, 2022, as compared to 31.8% during the same period in the prior financial year. The decrease in gross margins was a result of higher costs incurred for preparation for production scaling.

Financial year ended December 31, 2023, compared to the financial year ended December 31, 2022

Gross margins were 45% for the financial year ended December 31, 2023, as compared to 22% during the same period in the prior financial year. The increase in gross margins was a result of cost reduction and production scaling.

Three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023

Gross margins were 56% for the three months ended March 31, 2024, as compared to 37% during the same period in the prior year. The increase in gross margins was a result of cost reduction and production scaling.

Research and Development Expenses

The Company’s research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, materials costs, consultants, professional services and other third parties who support the development of the Company’s products and other related research and development expenses.

Financial year ended December 31, 2022, compared to the financial year ended December 31, 2021

Research and development expenses were US$2,308,000 for the financial year ended December 31, 2022, as compared to US$4,129,000 during the same period in the prior year. The decrease is mainly due to share based compensation expenses recorded in connection with Options issued under the Stock Option Plan during the financial year ended December 31, 2021.

Financial year ended December 31, 2023, compared to the financial year ended December 31, 2022

Research and development expenses were US$3,369,000 for the financial year ended December 31, 2023, as compared to US$2,308,000 during the same period in the prior year. The change is mainly due to an increase in wages and salaries as well as raw material and depreciation, which related primarily to the development of the Olive Cell Product and its line of hot beverage products, as well as the creation and development of the CDMO Services Business Unit.

Three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023

Research and development expenses were US$1,034,000 for the three months ended March 31, 2024, as compared to US$611,000 during the same period in the prior year. The change is mainly due to an increase in wages and salaries as well as professional fees, raw material, share-based compensation and depreciation, , which related primarily to the development of the Olive Cell Product and its line of hot beverage products, as well as the creation and development of the CDMO Services Business Unit.

Sales and Marketing Expenses

Financial year ended December 31, 2022, compared to the financial year ended December 31, 2021

Sales and marketing expenses relate to the nutraceutical vertical and were US$5,221,000 for the financial year ended December 31, 2022, as compared to US$3,306,000 during the same period in the prior year. The increase was due to higher spend on marketing as part of the Company’s new business- to-consumer e-commerce strategy in Israel and the United States as well as hiring of new employees and professional fees.

Financial year ended December 31, 2023, compared to the financial year ended December 31, 2022

Sales and marketing expenses relate to nutraceutical operating segment were US$7,748,000 for the financial year ended December 31, 2023, as compared to US$5,221,000 during the same period in the prior year. The change is due to higher marketing spend required to support the revenue growth.

Three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023

Sales and marketing expenses, which relate to the Products Business Unit, were US$2,564,000 for the three months ended March 31, 2024, as compared to US$1,841,000 during the same period in the prior year. The change is due to the higher marketing expenditure and wages and salaries required to support the sales growth.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share-based compensation, professional service, legal fees, facilities, travel expenses and other general and administrative expenses.

Financial year ended December 31, 2022, compared to the financial year ended December 31, 2021

General and administrative expenses increased to US$4,302,000 for the financial year ended December 31, 2022, as compared to US$1,726,000 during the same period in the prior year. In 2021 the Company reduced its future revenue projections, which reduced the value of the Company’s Agricultural Research Organization liability. This reduction was recorded as an income in the Company’s General and administrative expenses in the financial year ended December 31, 2021. General and administrative expenses are incurred to support both of the Company’s business segments.

Financial year ended December 31, 2023, compared to the financial year ended December 31, 2022

General and administrative expenses increased to US$4,482,000 for the financial year ended December 31, 2023, as compared to US$4,302,000 during the same period in the prior year. General and administrative expenses are incurred to support both of the Company’s business segments.

Three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023

General and administrative expenses decreased to US$829,000 for the three months ended March 31, 2024, as compared to US$875,000 during the same period in the prior year. General and administrative expenses are incurred to support both of the Company’s business segments.

Finance Expenses

Financial year ended December 31, 2022, compared to the financial year ended December 31, 2021

Finance expenses were US$1,485,000 for the financial year ended December 31, 2022, as compared to US$1,626,000 during the same period in the prior year. The main decrease is due to fair value adjustments of the outstanding Warrants. The Company’s finance expenses are incurred to support both of the Company’s business segments.

Financial year ended December 31, 2023, compared to the financial year ended December 31, 2022

Finance expenses were US$2,624,000 for the financial year ended December 31, 2023, as compared to US$1,485,000 during the same period in the prior year. The increase is primarily the result of fair value adjustments applicable to the convertible loans (Convertible Notes) and Warrants, issuance of Warrants and interest paid as part of the convertible loans (Convertible Notes). The Company’s finance expenses are incurred to support both of its business segments.

Three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023

Finance expenses were US$5,157,000 for the three months ended March 31, 2024, as compared to US$143,000 during the same period in the prior year. The increase is primarily the result of fair value adjustments applicable to the convertible loans (Convertible Notes) and the Warrants. Finance expenses are incurred to support both of the Company’s business segments.

Finance Incomes

Financial year ended December 31, 2022, compared to the financial year ended December 31, 2021

Finance incomes were US$861,000 for the financial year ended December 31, 2022, as compared to US$290,000 during the same period in the prior year. The increase is primarily the result of fair value adjustments applicable to the outstanding Warrants. The Company’s finance incomes are incurred to support both of its business segments.

Financial year ended December 31, 2023, compared to the financial year ended December 31, 2022

Finance incomes were US$26,000 for the financial year ended December 31, 2023, as compared to US$861,000 during the same period in the prior year. The decrease is primarily the result of fair value adjustments applicable to the convertible loans (Convertible Notes) recorded in 2022, as well as significant exchange rate differences during the financial year ended December 31, 2022 as compared to the financial year ended December 31, 2023. The Company’s finance incomes are incurred to support both of its business segments.

Three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023

Finance incomes were US$0 for the three months ended March 31, 2024, as compared to US$1,926,000 during the same period in the prior year. The decrease is primarily the result of fair value adjustments applicable to the convertible loans (Convertible Notes) recorded in the three-month period ended March 31, 2023. Finance income is incurred to support both of the Company’s business segments.

B.Liquidity and Capital Resources

The following table discloses the Company’s cash flows for the year ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Financial year ended December 31
	2023	2022	2021
	US$ in thousands
Net cash used in operating activities	(8,522)	(9,241)	(6,794)
Net cash used in investing activities	(1,474)	(1,256)	(1,640)
Net cash provided by financing activities	13,556	8,138	10,772
Exchange rate differences on cash and cash equivalents	59	(22)	(4)
Change in cash and cash equivalents	3,560	(2,359)	2,338
Cash and cash equivalents at the beginning of the period	1,736	4,117	1,783
Cash at the end of the period	5,355	1,736	4,117

The following table discloses the Company’s cash flows for the three-month period ended March 31, 2024 and March 31, 2023:

	Three-month period ended March 31
	2024	2023
	US$ in thousands
Net cash used in operating activities	(1,578)	(1,655)
Net cash used in investing activities	(222)	(376)
Net cash (used in) provided by financing activities	(116)	617
Exchange rate differences on cash and cash equivalents	(3)	(22)
Change in cash and cash equivalents	(1,916)	(1,414)
Cash and cash equivalents at the beginning of the period	5,355	1,736
Cash at the end of the period	3,436	300

The Company’s current financial condition including its current liquid resources, such as available cash and available access to credit, gives rise to substantial doubt regarding the Company’s ability to meet its obligations, including but not limited to:

•conditional and unconditional obligations due or anticipated in the next year; and

•funds necessary to maintain operations considering the Company’s current financial condition, obligations and other expected cash flows in the next year.

Other conditions that could adversely affect the Company’s ability to meet its obligations in the next year, include but are not limited to:

•negative financial trends;

•other indications of financial difficulties, such as defaults on loans, denial of supplier credit, a need to restructure existing debt or seek new debt arrangements;

•internal matters, such as labor difficulties, substantial dependence on the success of a project and uneconomic long-term commitments; and

•external matters, such as significant litigation, loss of key customer, franchise, patent or supplier, or an uninsured natural disaster.

As a result of the above, in connection with the Company’s assessment of going concern considerations, management of the Company has determined that the liquidity conditions raise substantial doubt about the Company’s ability to continue as a going concern through approximately one (1) year from the date hereof. The audited annual consolidated financial statements and the unaudited interim consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Financial Year Ended December 31, 2022, Compared to the Financial Year Ended December 31, 2021

During the financial year ended December 31, 2022, the Company’s overall position of cash and cash equivalents decreased by US$2,359,000 (December 31, 2021 increased by US$2,338,000). This change in cash held can be attributed to the following:

•The Company’s net cash used in operating activities during the financial year ended December 31, 2022 was US$9,241,000 as compared to net cash used of US$6,794,000 for the financial year ended December 31, 2021. The amount is primarily a result of the losses incurred in the operations of the Company;

•Cash used in investing activities for the financial year ended December 31, 2022 was US$1,256,000 as compared to cash used of US$1,640,000 for the financial year ended December 31, 2021. The amount used in 2022 and 2021 relates primarily to the purchase of property, plant and equipment; and

•Cash generated from financing activities during the financial year ended December 31, 2022, was US$8,138,000 as compared to US$10,772,000 from financing activities for the financial year ended December 31, 2021. The cash generated in 2022 and 2021 is primarily from the proceeds received from private placements, the convertible loans (Convertible Notes) and the exercise of Warrants and Options.

Financial Year Ended December 31, 2023, Compared to the Financial Year Ended December 31, 2022

During the financial year ended December 31, 2023, the Company’s overall position of cash and cash equivalents increased by US$3,560,000 (December 31, 2022 decreased by US$2,359,000). This change in cash held can be attributed to the following:

•The Company’s net cash used in operating activities during the financial year ended December 31, 2023 was US$8,522,000 as compared to net cash used of US$9,241,000 for the financial year ended December 31, 2022. The amount is primarily a result of the losses incurred in the operations of the Company;

•Cash used in investing activities for the financial year ended December 31, 2023 was US$1,474,000 as compared to cash used of US$1,256,000 for the financial year ended December 31, 2022. The amount used in the financial years ended December 31, 2023 and December 31, 2022 relates primarily to the purchase of property, plant and equipment; and

•Cash generated from financing activities during the financial year ended December 31, 2023 was US$13,556,000 as compared to US$8,138,000 from financing activities for the financial year ended December 31, 2022. The cash generated in the financial years ended December 31, 2023 and December 31, 2022 is primarily from the proceeds received from the convertible notes (Convertible Notes) and the exercise of Warrants and Options.

Three-Month Period Ended March 31, 2024, Compared to the Three-Month Period Ended March 31, 2023

During the three-month period ended March 31, 2024, the Company’s overall position of cash and cash equivalents decreased by US$1,916,000. (March 31, 2023 - decreased by US$1,414,000). This change in cash held can be attributed to the following:

•The Company’s net cash used in operating activities during the three months ended March 31, 2024, was $1,578,000 as compared to net cash used of $1,655,000 for the three months ended March 31, 2023. The amount is primarily a result of the losses incurred in the operations of the Company;

•The Company’s net cash used in investing activities during the three months ended March 31, 2024, was $222,000 as compared to net cash used of $376,000 for the three months ended March 31, 2023. The amounts used primarily to the purchase of property and equipment; and

•The Company’s net cash used in financing activities during the three months ended March 31, 2024, was $116,000 as compared to net cash provided by financing activities for the three months ended March 31, 2023, was $617,000.

C.Research and Development, Patents and Licenses

Expenditures during the research phase of a project are recognized when incurred. Development costs are capitalized only when technical feasibility studies identify that the project will deliver future economic benefits, and these benefits can be measured reliably.

Financial Years Ended December 31, 2023, December 31, 2022 and December 31, 2021

The Company spent US$3,369,000, US$2,308,000 and US$4,129,000 on research and development during the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively. All of these costs have been recognized as expenses in the Company’s statement of profit and loss for the respective periods.

Three-Month Periods ended March 31, 2024 and March 31, 2023

The Company spent US$1,034,000 and US$611,000 on research and development during the three-month periods ended March 31, 2024 and March 31, 2023, respectively. All of these costs have been recognized as expenses in the Company’s statement of profit and loss for the respective periods.

It is not possible to always estimate the timing of project completion due to the uncertainty of biological research and development projects and the results of associated scientific experiments. The analysis of costs between projects is influenced by the length and nature of the project and the costs of material used.

D.Trend Information

The Company is currently generating revenues and is focused on scaling its two (2) business units, the Products Business Unit and the CDMO Services Business Unit. As at the date hereof, the Company has two (2) products, VINIA® powder and VINIA® Superfood Coffee, that are in commercial production. The Company’s financial success will be dependent upon its ability to reach profitability that is resulting from the operation of the two (2) business units.

As at December 31, 2023, the Company’s business was comprised of two (2) business segments, nutraceuticals and pharmaceuticals. Subsequent to the financial year ended December 31, 2023 and during the three-month period ended

March 31, 2024, the Company restructured its operations, such that its operations comprise two (2) business units, the Products Business Unit and the CDMO Services Business Unit, and (i) the nutraceuticals business segments continued into the Products Business Unit and (ii) as for the pharmaceuticals business segment, the Company now offers customers in the pharmaceutical industries the development and manufacturing of specific plant-based active molecules as part of the CDMO Services Business Unit.

As at March 31, 2024 and the date hereof, the Company’s business is comprised of two (2) business units, the Products Business Unit and the CDMO Services Business Unit.

Raw material costs as a percentage of production are a minor component of total costs. Current raw materials used in production are readily available, and the Company does not see any foreseeable significant price increases in these raw material costs. The Company has implemented the required supply contracts with all key partners required for activities in its ecosystem, which the Company does not perform, so as to minimize the likelihood of any major supply chain risk.

E.Critical Accounting Estimates

The discussion and analysis of the Company’s financial and results of operations are based upon the Company’s annual audited consolidated financial statements and unaudited interim consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of those financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties and potentially result in materially different results under different assumptions and conditions. The Company has described below what it believes are the most critical accounting policies because they generally involve a higher degree of judgment in their application. For a description of all the Company’s significant accounting policies, see note 3 to the Company’s annual audited consolidated financial statements as of December 31, 2023 and December 31, 2022 and note 2 to the Company’s unaudited interim consolidated financial statements as of March 31, 2024 and March 31, 2023 included in this Registration Statement.

Derivative Liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Common Shares and the expected life of the Warrants.

Liability to Agricultural Research Organization

The Company measured the Liability to Agricultural Research Organization, each period, based on discounted cash flows derived from the Company’s future anticipated revenues.

Determining the Fair Value of Share-Based Payment Transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Determining the Transaction Price and Amounts Allocated to the Performance Obligations

In transactions with customers that include variable consideration, the Company assesses, based on past experience, business forecasts and current economic conditions, whether it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

In determining the transaction price for each contract with a customer, the Company considers the effect of the right of return.

The Company also assesses for each transaction with variable consideration the approach that will best reflect the amount of the consideration to which the Company will be entitled, using either the “expected value” method or the “most likely amount” method.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following are the Company’s senior management and directors:

Name	Age	Position(s)
Ilan Sobel	50	Chief Executive Officer
Zaki Rakib	65	President, Chairman and Director
Alan Rootenberg	72	Chief Financial Officer
Yoheved (Yochi) Hagay	66	Chief Technology Officer
Ilana Belzer	64	Chief Operating Officer
Brian Cornblatt	50	Chief Medical Officer
David Ryan	58	Vice-President, Investor Relations, Secretary and Director
Vivien Rakib	65	Director
John (Jake) Fiddick	83	Director
David Tsur	74	Director
Anne Binder	73	Director

Biographical information with respect to each of the Company’s senior management, directors and employees upon whose work the Company is dependent is set forth below.

Ilan Sobel, Chief Executive Officer / Head of the Products Business Unit

Mr. Sobel has served as the Chief Executive Officer of the Company since July 2020. He brought the Company’s first product, VINIA®, to North America, building a direct-to-consumer machine that is now generating revenue. VINIA®’s go-to-market experience has established a template for the Company’s near-term product pipeline of nutraceutical plant cell banks. In addition to commercial focus and planning, he scaled production capabilities from research and development up to industrial levels and built a biotechnology company with novel, and even patentable, plant-based products that are based on science and backed by clinical trials.

Prior to the Company, Mr. Sobel served as the Chief Operating Officer and then Chief Commercial Officer, from November 2014 to June 2020, of Weissbeerger. In this capacity, he played a leadership role in building a disruptive big data, internet of things and software Company servicing major beverage players, which was ultimately purchased by Anheuser Busch InBev. Previously, Mr. Sobel worked at the Coca-Cola Company from 1997 to 2014, where he held key senior leadership positions generating revenue and profit growth and improving brand health trends across diverse global markets, including the United States, China, Hong Kong, Taiwan, Thailand, Singapore, Malaysia, Vietnam, the Philippines and South Africa.

Mr. Sobel holds a Bachelor in Marketing and Human Resources Management (1997) from the University of New South Wales in Australia.

Zaki Rakib, President, Chairman and Director / President of the CDMO Services Business Unit

Dr. Rakib has served as the President, Chairman and director of the Company since June 2020, previously serving as the Chief Executive Officer of the Company from September 2018 to June 2020. He has served as the Chief Executive Officer and a director of BioHarvest Israel since September 2018, a director of BioHarvest Delaware since February 2018 and a director of Dolarin from July 2014 to December 2021.

Dr. Rakib has experience within the software, telecommunications hardware, semiconductors, cellular operations and bioscience categories, where he has led the development of multiple cutting-edge innovations. Leveraging his foundation in technical sciences, Dr. Rakib was one of the first leaders in the telecommunications industry after the company he co-founded, Terayon Communication Systems, invented the first cable modem and S-CDMA technology.

Dr. Rakib holds a Bachelor of Science (1978), Master of Science (1981) and a Ph.D. in Engineering (1984) from Ben-Gurion University in Israel.

Alan Rootenberg, Chief Financial Officer

Mr. Rootenberg, the Company’s Chief Financial Officer since October 2018, is a chartered professional accountant who has served as the chief financial officer of a number of publicly traded companies listed or quoted on the TSX Exchange, TSX Venture Exchange (“TSXV”), CSE and Over-the-Counter Bulletin Board. His extensive experience includes serving as chief financial officer for mineral exploration, mining, technology and medical cannabis companies.

Mr. Rootenberg holds a Bachelor of Commerce (1975) and a Certificate in the Theory of Accounting (1977) from the University of Witwatersrand in South Africa, and he was registered as a CPA in Ontario, Canada in 1980.

Yoheved (Yochi) Hagay, Chief Technology Officer

Dr. Hagay has been the Chief Technology Officer of each of the Company since September 2018 and BioHarvest Israel since September 2018, having previously served as the Chief Executive Officer of BioHarvest Israel from January 2008 to August 2018. She is responsible for science and technology, intellectual property and patents, regulatory affairs, strategy building and implementation, and she has experience in leading research and development in the pharmaceutical and biotechnology industry.

Prior to co-founding BioHarvest Israel in 2005, Dr. Hagay served as the Managing Partner at Bio-Technology General. During that time, she evaluated a large number of scientific research projects and biotechnology companies. Dr. Hagay served in various positions in Bio-Technology General for 15 years, until it was acquired by Savient. In her last role at Savient from 2002 to 2005, she supervised that company’s clinical studies.

Dr. Hagay holds a Ph.D. in Biotechnology (2004) from Hebrew University in Israel.

Ilana Belzer, Chief Operating Officer

Dr. Belzer served from 2015 until April 2023 as the Chief Operating Officer of CollPlant Biotechnologies Ltd. (“Collplant”), a NASDAQ-listed regenerative and aesthetics medicine company and biotech innovator based in Israel. Dr. Belzer was responsible for Collplant’s operations, including two production facilities, process and infrastructure engineering, supply chain, maintenance, and analytical and quality control. In that capacity, she led and managed agriculture infrastructure for tobacco leaf biomass production, extraction and purification to deliver pharma-grade collagen and the scale up and validation of various collagen-based formulations. Dr. Belzer implemented significant process improvements, achieving business results, including an increase of 270% in production yield as well as the upgrade of the “clean rooms” GMP facility to support aseptic production. On the operation and supply chain sides, she coordinated the entire production plan, streamlined both upstream and downstream processes, built the operations budget and control measures and was responsible for the fulfillment of all customer orders.

Prior to moving to CollPlant, Dr. Belzer served as the Chief Operating Officer at BioHarvest Israel from 2012 to 2015. She oversaw turning the Botanical Synthesis Platform Technology into an industrial process. Prior to her first role at BioHarvest Israel, Dr. Belzer was also Plant Manager at Omrix Ltd., from 2004 to 2008, where she was responsible for operations (manufacturing, supply chain, engineering, maintenance, packaging and quality control) and was Vice-President of Research and Development and Operations at Procognia Ltd., from February 2008 to November 2012, where she led the development of a novel analytical integrated platform composed of a biological assay and interpretation software. She also developed new applications in the field of cancer diagnostics and stem cells.

Dr. Belzer holds a Ph.D. (1990), Master of Science (1986) and Bachelor of Science (1983) from the Tel Aviv University Faculty of Life Sciences, Microbiology and Cell Biology department in Israel.

Brian Cornblatt, Chief Medical Officer

As the Company’s Chief Medical Officer since May 2022, Dr. Cornblatt is responsible for developing and carrying out translational scientific studies in support of the Company products, including human clinical trials. He also works with key strategy members, including members of the Company’s advisory boards, and as a scientific consultant, he works with The Johns Hopkins Colorectal Cancer Center of Excellence, IntellxxDNA, International Nutrition Associates and Integration Health Solutions.

Dr. Cornblatt has served as Director of Consumer Clinical Research and Science and as Medical Director at Nutramax Laboratories Consumer Care, Inc. (“Nutramax”) since 2010. In this role, Dr. Cornblatt developed novel nutraceutical formulations, designed both in vitro and clinical studies in support of products, and summarized both supporting laboratory and clinical research for healthcare workers and consumers. His most recent development has been a novel line of products (and 18 related clinical trials) which deliver the essential ingredients needed to support the production of sulforaphane, a phytochemical with many emerging indications.

Dr. Cornblatt is also the inventor of three (3) issued patents and four (4) pending provisional patents focused on plant-based bioactive compounds and health promotion. Prior to moving to Nutramax, Dr. Cornblatt was the Scientific Director and Developer of the Catholic Health Initiatives’ (“CHI”) Center for Translational Research (“CTR”), a combined molecular research laboratory, national biorepository and diagnostics laboratory, from 2007 to 2009. The CTR supported research initiatives throughout CHI’s forty (40) Oncology centers.

Dr. Cornblatt is a Johns Hopkins University School of Medicine graduate with a Ph.D. in Pharmacology and Molecular Sciences (2004) and a postdoctoral fellowship (2004 to 2006) from the Johns Hopkins Bloomberg School of Public Health, Environmental Health Sciences Division of Toxicology in the United States.

David Ryan, Vice-President, Investor Relations, Secretary and Director

Mr. Ryan has experience in investment and public markets. For the past 20 years, he has been part of bringing multiple initial public offerings to market. He has helped raise both equity and debt financings for numerous public companies in both primary and secondary financings, and he has served on the board of public companies and in various roles, from president to director.

Mr. Ryan is a member of the Audit Committee and serves or has served as a director of HydroGraph Clean Power Inc. (“HydroGraph”) from November 2020 to April 2022; a director of International Battery Metals Ltd. (“International Battery”) from August 2019 to March 2022 (previously served as a director of International Battery from August 2018 to April 2019); a director of GlobeX Data Ltd. from March 2017 to May 2020; the Chief Executive Officer and a director of Scotch Creek Ventures Inc. (“Scotch Creek”) since January 2017; a director of Ovation Science Inc. (“Ovation”) from October 2017 to October 2023; a director of InsuraGuest Technologies Inc. (“InsuraGuest”) since August 2010; the Chief Executive Officer, President and a director of Glenstar Ventures Corp. (“Glenstar”) since November 2020, and the Secretary and a director of the Company since April 2013 and Vice-President, Investor Relations, of the Company since June 2020 (previously served as the President of the Company from April 2013 to June 2020).

Vivien Rakib, Director

Ms. Rakib has served as a director of BioHarvest Israel since 2007 and a director of the Company since September 2018. Ms. Rakib worked in software development in Silicon Valley for eighteen years. She is an active technology start-up investor and serves on the board of directors of several non-governmental organizations. She also serves as a director of each of Shaker since 2011 and CoPro since 2013.

Ms. Rakib holds a Bachelor of Science, Mathematics and Computer Science (1984) from Ben Gurion University in Israel.

John (Jake) Fiddick, Director

Mr. Fiddick, a director of the Company since February 2019, founded the “Public Company Banking Group” for the Bank of Montreal (“BMO”) in 1984 and was part of a 15-person team specializing in servicing public companies before retiring in August 2017. During his 58 years with BMO, he obtained his real estate license and broker’s license.

Mr. Fiddick is a member of the Audit Committee and previously served as a director of Makara Mining Corp. from June 2019 to September 2020.

David Tsur, Director

Mr. Tsur is the co-founder of Kamada Ltd (“Kamada”), a public company listed on the Nasdaq and Tel-Aviv Stock Exchange. He served as the Chief Executive Officer and on its board of directors since Kamada’s inception in 1990 to 2015, and he served as the Deputy Chairman of Kamada’s board of directors from July 2015 to December 2019. He also serves as the Chairman of Kanabo Group Plc (“Kanabo”), a company listed on the London Stock Exchange (“LSE”), since February 2021. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC, from 2016 to 2021. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly, the Israeli Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran.

Mr. Tsur holds a Bachelor of Arts, Economics and International Relations and an MBA, Business Management (1976) from the Hebrew University of Jerusalem in Israel.

Anne Binder, Director

Ms. Binder specializes in the support and financing of small and medium-sized enterprises. Since 1996, she has worked as a financial strategy consultant and independent director for mainly private companies operating in various sectors, such as finance, electronics, integrated technological solutions and luxury. She previously acted as a senior advisor to Tikehau Investment Management SAS, a management company specializing in corporate debt financing. Ms. Binder also previously served as a director of each of Lectra, Oceasoft, CNCEF (Chambre Nationale des Conseils Experts Financiers) and CNCIF (Chambre Nationale des Conseillers en Investissements Financiers) and as a member of the supervisory board of the Financial Investment Agency, Economic Development of Nîmes.

From 1993 to 1996, Ms. Binder was a director in charge of development in France for the international financial services group General Electric Capital, and director of its French subsidiary. From 1990 to 1993, Ms. Binder was the managing director of the holding company and deputy managing director of the EURIS investment fund. From 1983 to 1990, she participated in the creation of the Pallas Group of which she was a director. Ms. Binder was a Vice-President of Générale Occidentale, a bank and industrial holding company, from 1978 to 1982.

Ms. Binder holds a Master in Public Affairs (1971) from Sciences Po in France and an MBA (1974) from INSEAD in France.

B.Compensation

Summary

The significant elements of compensation awarded to the Company’s directors and officers are management fees, stock options of the Company (“Options”), which are granted pursuant to the Company’s amended and restated stock option plan (the “Stock Option Plan”), and restricted share units of the Company (“RSUs”), which are granted pursuant to the Company’s equity incentive compensation plan (the “Equity Incentive Compensation Plan”).

As of the date hereof, the Company does not have a long-term incentive plan, other than the Stock Option Plan and the Equity Incentive Compensation Plan. The details of the Stock Option Plan and Equity Incentive Compensation Plan are set out in “Item 12. Description of Securities other than Equity Securities - B. Warrants and Rights - Stock Options - Stock Option Plan” and “Item 12. Description of Securities other than Equity Securities - B. Warrants and Rights - Restricted Share Units - Equity Incentive Compensation Plan”, respectively.

There is no policy or target regarding allocation between cash and non-cash elements of the Company’s compensation program. The Board is solely responsible for determining compensation to be paid to the Company’s officers and directors. In addition, the Board reviews annually the total compensation package of each of the Company’s officers on an individual basis.

Management Fees

In setting compensation rates for the Company’s officers, the Company compares the amounts paid to them with the amounts paid to officers in comparable positions at other comparable corporations. The Company’s compensation payable to its officers is based upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each officer and varies with the amount of time spent by each officer in carrying out his or her functions on behalf of the Company.

Share-Based Awards and Option-Based Awards

The Stock Option Plan and the Equity Incentive Compensation Plan are intended to emphasize management’s commitment to the growth of the Company.

Summary Compensation Tables

The following table sets forth information about compensation paid to, or earned by, the Company’s senior management during the financial year ended December 31, 2023.

Name and position(s)	Period	Salary (US$)	Share-based awards (US$)	Option-based awards (US$)	Annual incentive plans (US$)	Long-term incentive plans (US$)	Pension value (US$)	All other compensation (consulting fees) (US$)	Total (US$)
Ilan Sobel Chief Executive Officer	FYE 2023	-	-	11,358	116,591	-	-	353,632	481,581
Zaki Rakib President, Chairman and Director	FYE 2023	-	-	198,063	663,593	-	-	301,200	1,162,856
Alan Rootenberg Chief Financial Officer	FYE 2023	-	-	1,480	-	-	-	30,000	31,480
Yoheved (Yochi) Hagay Chief Technology Officer	FYE 2023	225,931	-	67,015	35,240	-	49,329	-	377,515
Ilana Belzer Chief Operating Officer	FYE 2023	145,161	-	55,064	-	-	25,694	-	225,920
Brian Cornblatt Chief Medical Officer	FYE 2023	-	-	34,131	36,000	-	-	360,000	430,131
David Ryan Vice-President, Investor Relations, Secretary and Director	FYE 2023	-	-	-	-	-	-	44,450	44,450

The following table sets forth information about compensation paid to, or earned by, the Company’s directors, who are not also members of the senior management of the Company, during the financial year ended December 31, 2023.

Name	Period	Fee earned (US$)	Share-based awards (US$)	Option-based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Vivien Rakib	FYE 2023	26,646	-	-	-	-	-	26,646
John (Jake) Fiddick	FYE 2023	26,646	-	-	-	-	-	26,646
David Tsur	FYE 2023	26,646	-	10,716	-	-	-	37,362
Anne Binder	FYE 2023	-	-	-	-	-	-	-

Employment, Consulting and Management Agreements

The Company has entered into contracts, agreements, plans or arrangements that provide for compensation for its senior management and directors. The following information is intended as a brief description of the material terms of the foregoing and is qualified in its entirety by the full text of these agreements, which are filed as part of this Registration Statement as Exhibits 4.9 to 4.14. See “Item 6. Directors, Senior Management and Employees - B. Compensation - Summary Compensation Tables” for additional information.

Sobel Agreement (Ilan Sobel)

The Company entered into a consulting agreement with Ilan Sobel, the Chief Executive Officer of the Company, dated June 8, 2020 (the “Sobel Agreement”), for Mr. Sobel’s services as the Chief Executive Officer of the Company. Mr. Sobel receives a consulting fee of NIS 107,690, subject to an annual increase, per month (the “Sobel Fee”). Mr. Sobel is entitled to receive an annual bonus, the criteria of which are determined by Mr. Sobel and the Board no later than sixty (60) days prior to the start of any year beginning June 1. The Sobel Agreement may be terminated by (i) Mr. Sobel providing ninety (90) days’ written notice to the Company; (ii) the Company for cause at any time and (iii) the Company without cause by paying, within ten (10) days following such termination, Mr. Sobel a termination fee equal to four (4) months of the Sobel Fee plus a pro-rated portion of the bonus due to Mr. Sobel.

Zaki Rakib

Zaki Rakib receives a consulting fee of US$33,000 per month (the “Rakib Fee”), subject to such increase as the Board may determine from time to time, from the Company in respect of his services as President and Chairman of the Company. Mr. Rakib is entitled to receive an annual bonus equal to up to four (4) months’ Rakib Fee and such other bonuses as the Board may determine from time to time.

M&S Group Agreement (Alan Rootenberg)

The Company entered into a consulting agreement with The M&S Group Inc. (the “M&S Group”), a company controlled by Alan Rootenberg, the Chief Financial Officer of the Company, and Mr. Rootenberg dated August 1, 2020 (the “M&S Group Agreement”), for Mr. Rootenberg’s services as the Chief Financial Officer of the Company. The M&S Group receives a consulting fee of US$2,500, subject to increase, per month (the “M&S Group Fee”). The M&S Group Agreement may be terminated by (i) the Company or the M&S Group providing thirty (30) days’ written notice to the other party or upon any material breach of the M&S Group Agreement by the other party that has not been cured within twenty-five (25) days of receiving written notice thereof from the non-breaching party; (ii) the Company for cause upon notice to the M&S Group and (iii) the death of Mr. Rootenberg. The M&S Group is entitled to the M&S Group Fee earned to the date of termination.

Hagay Agreement (Yoheved (Yochi) Hagay)

BioHarvest Israel entered into an employment agreement with Yoheved (Yochi) Hagay, the Chief Technology Officer of the Company, dated February 10, 2010, as last amended on January 1, 2024 (the “Hagay Agreement”), pursuant to which Dr. Hagay receives a salary of NIS 67,275 per month and is entitled to receive an annual bonus equal to up to two (2) months’ salary based on certain key performance indicators. In addition, Dr. Hagay also receives or is entitled to receive pension fund and Keren Hishtalmut (education fund) contributions from BioHarvest Israel. The Hagay Agreement may be terminated by (i) BioHarvest Israel for cause at any time or (ii) BioHarvest Israel or Dr. Hagay without cause by providing one-hundred and twenty (120) days’ written notice to the other party.

Belzer Agreement (Ilana Belzer)

BioHarvest Israel entered into an employment agreement with Ilana Belzer, the Chief Operating Officer of the Company, dated April 19, 2023 (the “Belzer Agreement”), pursuant to which Dr. Belzer receives a salary of NIS 63,000 per month and is entitled to receive an annual bonus equal to up to two (2) months’ salary based on certain key performance indicators. In addition, Dr. Belzer also receives or is entitled to receive pension fund and Keren Hishtalmut (education fund) contributions from BioHarvest Israel. The Belzer Agreement may be terminated by (i) BioHarvest Israel for cause at any time or (ii) BioHarvest Israel or Dr. Belzer without cause by providing two (2) months’ written notice to the other party.

Cornblatt Agreement (Brian Cornblatt)

The Company entered into a consulting agreement with Brian Cornblatt, the Chief Medical Officer of the Company, dated April 27, 2022, as amended on January 1, 2024 (the “Cornblatt Agreement”), for Dr. Cornblatt’s services as the Chief Medical Officer of the Company. Dr. Cornblatt receives a consulting fee of US$31,230, subject to increase, per month (the “Cornblatt Fee”). Dr. Cornblatt is entitled to receive an annual bonus, the criteria of which are determined by the Chief Executive Officer of the Company no later than sixty (60) days prior to the start of any year beginning May 23. The Cornblatt Agreement may be terminated by (i) Dr. Cornblatt providing ninety (90) days’ written notice to the Company; (ii) the Company for cause at any time and (iii) the Company without cause by paying Dr. Cornblatt a termination fee equal to three (3) months’ Cornblatt Fee within ten (10) days following such termination.

Ry-N Ginger Agreement (David Ryan)

The Company entered into a management consulting agreement with Ry-N Ginger Enterprises Inc. (“Ry-N Ginger”), a company controlled by David Ryan, the Vice-President, Investor Relations, Secretary and director of the Company, and Mr. Ryan dated March 6, 2019 (the “Ry-N Ginger Agreement”), for Ry-N Ginger’s consulting services to the Company. Ry-N Ginger receives a consulting fee of C$5,000 per month (the “Ry-N Ginger Fee”). The Ry-N Ginger Agreement may be terminated by (i) the Company providing three (3) months’ written notice to the other parties; (ii) the Company for cause provided that upon any such breach of the Ry-N Ginger Agreement by Ry-N Ginger or Mr. Ryan has not been cured within thirty (30) days of receiving written notice thereof from the Company and (iii) Ry-N Ginger or Mr. Ryan providing one (1) months’ written notice to the other parties.

Director Fees

Each of Vivien Rakib, John (Jake) Fiddick, David Tsur and Anne Binder, a director of the Company, receives director fees of C$3,000 per month.

Stock Options

As at the date hereof, 1,301,489 outstanding Options are held by senior management and directors of the Company as summarized in the table below.

Optionee	Number of options outstanding	Exercise price	Expiry date
Ilan Sobel Chief Executive Officer	517,091 (1)	C$4.90	June 9, 2030
Zaki Rakib President, Chairman and Director	124,109 (1)	C$11.20	September 9, 2032
Alan Rootenberg Chief Financial Officer	7,143 (1) 5,714 (1)	C$5.25 C$12.25	September 10, 2030 March 25, 2032
Yoheved (Yochi) Hagay Chief Technology Officer	340,286 (1) 171,429 (1) 24,286 (2)	C$5.25 C$23.10 C$9.10	July 29, 2030 February 25, 2031 April 21, 2033
Ilana Belzer Chief Operating Officer	9,524 (3) 19,048 (4) 4,286 (5)	C$9.10 C$9.10 C$9.975	April 21, 2033 April 21, 2033 March 22, 2034
Brian Cornblatt Chief Medical Officer	28,571 (6)	C$8.40	July 4, 2032
David Ryan Vice-President, Investor Relations, Secretary and Director	7,143 (1) 4,286 (1)	C$5.25 C$5.25	July 29, 2030 September 10, 2030
Vivien Rakib Director	4,286 (1)	C$5.25	September 10, 2030
John (Jake) Fiddick Director	7,143 (1) 4,286 (1)	C$5.25 C$5.25	July 29, 2030 September 10, 2030
David Tsur Director	11,429 (7)	C$12.075	October 21, 2031
Anne Binder	11,429 (8)	C$8.925	May 31, 2034
Total	1,301,489	-	-

Notes:

(1)Options previously vested.

(2)Options to vest in equal quarterly installments over two (2) years following April 21, 2023.

(3)2,381 Options vested six (6) months following October 21, 2023, with the balance of the 7,143 Options to vest in equal quarterly installments over eighteen (18) months following October 21, 2023.

(4)3,175 Options vested on October 21, 2023, with the balance of the 15,873 Options to vest in equal quarterly installments over thirty (30) months following October 21, 2023.

(5)Options to vest in equal quarterly installments over three (3) years following March 22, 2024.

(6)4,762 Options previously vested, with the balance of the 23,809 Options to vest in equal monthly installments over two and one-half of one (2.5) years following January 4, 2023.

(7)Options to vest in equal quarterly installments over three (3) years following October 21, 2021.

(8)Options to vest in equal quarterly installments over three (3) years following May 31, 2024.

Pension Plan Benefits

In addition to the pension fund contributions disclosed above, officers of the Company who are also employees of the Company in Israel are entitled to receive payments for Dmei Havraa (convalescence pay) once a year and vacation days.

Termination and Change of Control Benefits

Other than as disclosed above and elsewhere in this Registration Statement, there are no compensatory plans or arrangements, with respect to the senior management and directors of the Company resulting from the resignation, retirement or any other termination of employment of such director or officer’s employment or from a change of such member of senior management or director’s responsibilities following a change in control.

C.Board Practices

Board of Directors

The Board currently comprises six (6) directors, and each director holds office until the next annual general meeting of the Company unless such director’s office is earlier vacated in accordance with the Articles or the BCBCA or unless such director becomes disqualified to act as a director.

The table below sets out the date of appointment of each of the directors of the Company.

Name of director	Date of appointment as director
Zaki Rakib	September 27, 2018
David Ryan	April 19, 2013
Vivien Rakib	September 27, 2018
John (Jake) Fiddick	February 7, 2019
David Tsur	October 20, 2021
Anne Binder	May 27, 2024

The rules of the CSE do not have independent director requirements. An “independent” director is a director who has no direct or indirect material relationship with the Company pursuant to Canadian National Instrument 52-110 - Audit Committees (“NI 52-110”). A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment. Each of Vivien Rakib, John (Jake) Fiddick, David Tsur and Anne Binder is an independent director of the Company. Each of Zaki Rakib and David Ryan is not an independent director because of his position as an officer of the Company.

The Articles provided that if any shares of the Company are listed on a US Stock Exchange, the Company is required to meet the director independence and committee requirements of such US Stock Exchange as follows:

•the majority of the directors of the Company must be comprised of independent directors as defined in the rules of such US Stock Exchange; and

•the Company will maintain, to the extent required by the rules of such US Stock Exchange, each of the following directors’ committees: an audit committee, a compensation committee and a nominations committee, and each such committee will be comprised of a number of members equal to the number of members required by the rules of such US Stock Exchange. The members of such committees must meet the independence requirements, if any, of the rules of such US Stock Exchange.

Directorships

Certain of the directors of the Company are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Name of director	Name of reporting issuer	Exchange
Zaki Rakib
David Ryan	Scotch Creek Ventures Inc. InsuraGuest Technologies Inc. Glenstar Ventures Corp.	CSE CSE (1)
Vivien Rakib	-	-
John (Jake) Fiddick	-	-
David Tsur	Kamada Ltd Kanabo Group Plc	Tel Aviv Stock Exchange and Nasdaq Global Select Market LSE
Anne Binder	-	-

Note:

(1)The CSE has conditionally approved the listing of the common shares of Glenstar on the CSE.

Orientation and Continuing Education

The Board provides an overview of the Company’s business activities, systems and business plan to all new directors of the Company. Director candidates of the Company have free access to any of the Company’s records, employees or senior management in order to conduct their own due diligence and will be briefed on the strategic plans, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. The directors of the Company are encouraged to update their skills and knowledge by taking courses and attending professional seminars.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders. Generally, the Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Board is also responsible for applying governance principles and practices, tracking development in corporate governance and adapting “best practices” to suit the needs of the Company. Certain of the directors of the Company may also be directors and officers of other companies, and conflicts of interest may arise between their duties. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the BCBCA.

Nomination of Directors

The Board has not formed a nominating committee or similar committee to assist the Board with the nomination of directors for the Company. The Board considers itself too small to warrant the creation of such a committee, and each of the directors of the Company has contacts he or she can draw upon to identify new members of the Board as needed from time to time.

The Board will continually assess its size, structure and composition, taking into consideration its current strengths, skills and experience, as well as proposed retirements and the requirements and strategic direction of the Company. As required, directors of the Company will recommend suitable candidates for consideration as members of the Board.

Compensation

The Board reviews the compensation of its directors and executive officers annually. Compensation of directors and executive officers of the Company will be determined by the directors and the executive officers, taking into account the Company’s business ventures and the Company’s financial position.

Other Board Committees

The Company has established the Audit Committee. There are no other committees of the Board.

Assessments

The Board has not implemented a process for assessing its effectiveness. As a result of the Company’s small size and the Company’s stage of development, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.

The Board does not formally assess the performance or contribution of individual Board members or committee members.

Benefits upon Termination

The members of the Board do not have service contracts and do not receive any benefits upon termination of their directorships.

Composition of the Audit Committee

The following persons are members of the audit committee of the Board (the “Audit Committee”).

David Tsur	Independent	Financially Literate
John (Jake) Fiddick	Independent	Financially Literate
David Ryan	Not Independent	Financially Literate

Relevant Education and Experience of the Audit Committee

All members of the Audit Committee have the ability to read, analyze and understand the complexities surrounding the issuance of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements, and have an understanding of internal controls.

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

•David Tsur: Mr. Tsur is the co-founder of Kamada, a public company listed on Nasdaq and Tel-Aviv Stock Exchange. He served as the Chief Executive Officer and on its board of directors since Kamada’s inception in 1990 to 2015, and he served as the Deputy Chairman of Kamada’s board of directors from July 2015 to December 2019. He also serves as the Chairman of Kanabo, a company listed on the London Stock Exchange (“LSE”), since January 2021. Mr. Tsur holds a BA degree in Economics and International Relations and an MBA in Business Management (1997) from the Hebrew University of Jerusalem in Israel. Accordingly, Mr. Tsur has the ability to understand financial statements.

•John (Jake) Fiddick: Mr. Fiddick founded the “Public Company Banking Group” for BMO in 1984 and was part of a 15-person team specializing in servicing public companies before retiring in August 2017. He also previously served as a director of Makara Mining Corp. from June 2019 to September 2020. During his 58 years with BMO, he obtained his real estate and broker’s licenses. Accordingly, Mr. Fiddick has the ability to understand financial statements.

•David Ryan: Mr. Ryan has experience in investment and public markets. For the past 20 years, he has been part of bringing multiple initial public offerings to market. He has helped raise both equity and debt financings for numerous public companies in both primary and secondary financings, and he has served on the board of public companies and in various roles, from president to director. Mr. Ryan is a member of the Audit Committee and serves or has served as a director of HydroGraph from November 2020 to April 2022; a director of International Battery from August 2019 to March 2022 (previously served as a director of International Battery from August 2018 to April 2019); a director of GlobeX Data Ltd. from March 2017 to May 2020; the Chief Executive Officer and a director of Scotch Creek since January 2017; a director of Ovation from October 2017 to October 2023; a director of InsuraGuest since August 2010; the Chief Executive Officer, President and a director of Glenstar since November 2020; and the Secretary and a director of the Company since April 2013 and Vice-President, Investor Relations, of the Company since June 2020 (previously served as the President of the Company from April 2013 to June 2020). Accordingly, Mr. Ryan has the ability to understand financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Reliance on Certain Exemptions by the Audit Committee

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures of the Audit Committee

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company.

D.Employees

The table below discloses the number of employees as at the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021. The Company does not employ a significant number of temporary employees.

	Financial year ended December 31, 2021	Financial year ended December 31, 2022	Financial year ended December 31, 2023
Production	17	23	36
Sales and Marketing	4	5	6
Research and Development and Regulation	9	13	19
General and Administrative	5	4	3
Total	35	45	64

E.Share Ownership

The Common Shares beneficially owned by the Company’s senior management and directors are disclosed in “Item 7. Major Shareholders and Related Party Transactions.”

F.Disclosure of a Registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information regarding ownership of the Common Shares as at the date hereof by each person or entity known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding Common Shares, each of the Company’s senior management and directors, and all of the Company’s senior management and directors as a group.

All of the Company’s shareholders, including the shareholders listed in this table, will be entitled to one (1) vote for each Common Share held.

As at the date hereof, 9.86% of the Common Shares are held by registered holders in the United States, and there are 34 such shareholders.

To the best of the Company’s knowledge, except as disclosed in the table below or with respect to the Company’s senior management and directors, the Company is not controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons.

To the best of the Company’s knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Name	Number of Common Shares beneficially owned (1)	Percent of class (2)
5% or greater shareholders
Greensoil Investments Annex Fund I, L.P. (“Greensoil”)	1,418,601 (4)	8.19%
Senior Management and Directors
Ilan Sobel	216,882	1.25%
Zaki Rakib	-	-
Alan Rootenberg	1,357	(5)
Yoheved (Yochi) Hagay	31,702	0.18%
Ilana Belzer	546	(5)
Brian Cornblatt	2,574	0.01%
David Ryan	39,014	0.23%
Vivien Rakib (3)	3,033,190	17.50%
John (Jake) Fiddick	-	-
David Tsur	-	-
Anne Binder	15,956	0.09%
Senior management and directors as a group (11 individuals)	3,341,221	19.28%

Notes:

(1)Approximate number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, based upon information furnished to the Company by the persons listed above.

(2)Based on 17,327,716 Common Shares issued and outstanding as at the date hereof.

(3)Vivien Rakib acquired approximately 3,732,435 Common Shares pursuant to the RTO and sold an aggregate of approximately 720,990 Common Shares since the beginning of the financial year ended December 31, 2021.

(4)Of which approximately 695,526 Common Shares are held by Greensoil I Investment Fund, L.P., an entity controlled by Greensoil, and approximately 723,075 Common Shares are held by Greensoil Investments Annex I, L.P., an entity controlled by Greensoil. Gideon Soesman and Alan Greenberg, the fund managers, have voting and dispositive control over the Common Shares beneficially owned by Greensoil.

(5)Less than 0.01 percent.

B.Related Party Transactions

The Company has entered into or proposes to enter the following transactions or loans in which the management or related persons have interest in outside of the ordinary course of the Company’s operations since the beginning of the financial year completed on December 31, 2021.

See “Item 6. Directors, Senior Management and Employees - B. Compensation” for details on compensation paid or payable by the Company to its senior management, directors and their related companies.

Limantos2 FZ LLE, a company controlled by Zaki Rakib received third-party fees of US$36,452 in August 2022 and US$39,757 in May 2023 in respect of advisory services provided by Eitan Popper to the Company.

Financial Years Ended December 31, 2023, 2022 and 2021

Related Party Transactions

	For the year ended December 31,
	2023	2022	2021
	($US in thousands)
Compensation of key management personnel of the Company
Management fees paid to the Chief Executive Officer	468	511	462
Management fees paid to the Chairman	962	235	253
Management fees paid to the Chief Financial Officer	30	30	30
Share-based payment to the Chief Executive Officer	11	113	315
Share-based payment to the Chairman	198	503	565
Other related party transactions
Share-based payments	11	98	298

Balance with Related Parties

	December 31, 2023 ($US in thousands)	December 31, 2022 ($US in thousands)
Due to the Chief Executive Officer	29	184

Three-Month Periods Ended March 31, 2024 and March 31, 2023

Related Party Transactions

	For the three months ended March 31,
	2024	2023
	($US in thousands)
Compensation of key management personnel of the Company
Management fees paid to the Chief Executive Officer	117	123
Management fees paid to the Chairman	132	69
Management fees paid to the Chief Financial Officer	8	8
Share-based payment to the Chief Executive Officer	-	9
Share-based payment to the Chairman	-	114
Other related party transactions
Share-based payments	1	4

Balance with Related Parties

	March 31,
	2024	2023
	($US in thousands)
Due to the Chief Executive Officer	30	29

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Statements

The financial information required by this item, including the Company’s audited annual consolidated financial statements as of December 31, 2023 and December 31, 2022, together with the report of Ziv Haft Certified Public Accountants (Isr.), and the Company’s unaudited interim consolidated financial statements are set forth on pages F-1 through F-47 and pages F-48 through F-68, respectively, and are filed as part of this Registration Statement.

B.Significant Changes

There have been no significant changes since the date of the unaudited interim consolidated financial statements included in this Registration Statement.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

The Common Shares are listed or quoted for trading on the CSE under the trading symbol “BHSC”, the OTC Markets Platform under the symbol “CNVCF”, the Frankfurt Stock Exchange under the symbol “8MV”, the Munich Stock Exchange under the symbol “8MV”, the Stuttgart Stock Exchange under the symbol “CA09076J1084.SG” and the Tradegate Exchange under the symbol “8MV”.

The Company plans to apply to list the Common Shares on a Nasdaq market within the six (6) months following the date hereof, and such a listing is dependent upon this Registration Statement being declared effective as well as the Company meeting all the necessary listing requirements of such Nasdaq market, which cannot be assured.

See “Item 10. Additional Information - A. Share Capital - Summary”, “Item 10. Additional Information - A. Share Capital - Common Shares” and “Item 10. Additional Information - A. Share Capital - Preferred Shares” for further details.

B.Plan of Distribution

Not applicable.

C.Markets

See “Item 9. The Offer and Listing - A. Offer and Listing Details”.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Summary

Since the Company’s incorporation on April 19, 2013, the Company’s authorized capital consists of an unlimited number of Common Shares without par value, of which 17,327,716 Common Shares are issued and outstanding as at the date hereof, and an unlimited number of preferred shares (the “Preferred Shares”) without par value, of which none are issued and outstanding.

Additional Common Shares have been reserved for issuance pursuant to the exercise or conversion of Warrants (as defined herein), Options, RSUs and Convertible Notes. See “Item 12. Description of Securities other than Equity Securities - B. Warrants and Rights” for further details.

For a complete description of the Company’s share capital, the Common Shares and the Preferred Shares, please refer to:

•the Company’s Articles, as amended on December 14, 2023 (the “Articles”), which are filed as part of this Registration Statement as Exhibit 1.1;

•the latest Notice of Articles of the Company (the “Notice of Articles”) as at the date hereof, which is dated May 31, 2024, and which is filed as part of this Registration Statement as Exhibit 1.2; and

•the applicable provisions of the BCBCA.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company and to attend and cast one (1) vote per Common Share at all shareholder meetings of the Company.

Holders of Common Shares are entitled to receive on a pro-rata basis such dividends on the Common Shares, if any, as and when declared by the Board at its discretion from funds legally available therefor, and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preferred Shares

The Preferred shares may include one or more series and, subject to the BCBCA, the directors of the Company may, by resolution, if none of the shares of that particular series are issued, alter the Articles and authorize the alteration of the Notice of Articles, as the case may be, to do one or more of the following:

•determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

•create an identifying name for the shares of that series, or alter any such identifying name; and

•attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

B.Memorandum and Articles of Association

The following information is intended as a brief description of the material terms of the Articles and is qualified in its entirety by the full text of the Articles, which is filed as part of this Registration Statement as Exhibit 1.1.

Incorporation

The Company was incorporated under the BCBCA, and its British Columbia incorporation number is BC0967987.

Objects and Purposes of the Company

The Articles do not contain a description of the Company’s objects and purposes.

Voting on Proposals, Arrangements, Contracts or Compensation by Directors

A director or senior officer of the Company who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA.

A director of the Company who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

A director of the Company who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Under the BCBCA, a director or senior officer of the Company generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to the Company; (b) the Company has entered, or proposes to enter, into the contract or transaction, (c) either (i) such director or senior officer has a material interest in the contract or transaction or (ii) such director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction, and (d) the interest is known by such director or senior officer or reasonably ought to have been known. A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of such director or senior officer in that person’s capacity as a director, officer, employee or agent of the Company or of an affiliate of the Company.

Borrowing Powers of Directors

The Articles provide that the Company, if authorized by its directors, may:

•borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

•issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such other terms as they consider appropriate;

•guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•mortgage or charge, whether by way of a specific or floating charge or give other security on the whole or any part of the present and future assets and undertaking of the Company.

Retirement of Directors under an Age Limit

The Articles do not prescribe an age limit upon which a director of the Company must retire.

Qualifications of Directors

Under the Articles, a director of the Company is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director of the Company.

Share Rights, Preferences and Restrictions

See “Item 10. Additional Information - A. - Share Capital” for a summary of the Company’s authorized capital and the special rights and restrictions attached to the Common Shares and Preferred Shares.

Conditions governing Changes in Capital and Procedures to Change the Rights of Shareholders

Under the Articles, subject to the paragraph below and the BCBCA, the Company may by ordinary resolution of its shareholders or resolution by the Board: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Subject to the BCBCA, the Company may by special resolution: (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Meetings

The Articles and the BCBCA provide that annual meetings of shareholders of the Company must be held at least once in each calendar year and not more than fifteen (15) months after the last annual general meeting of the shareholders of the Company at such time and place as the Board may determine.

The Articles provide that if all the shareholders who are entitled to vote at an annual general meeting of shareholders of the Company consent by a unanimous resolution under the BCBCA to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. In such event, the shareholders of the Company must select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting of the shareholders of the Company.

The directors of the Company may, at any time, call a meeting of shareholders of the Company. Under the BCBCA, the shareholders who hold in the aggregate at least five (5) percent of the Company’s issued shares that carry the right to vote at a meeting may requisition directors of the Company to call a meeting of shareholders of the Company for the purposes of transacting any business that may be transacted at a general meeting of the shareholders of the Company.

The Articles state that the directors of the Company may set a date as the record date for the purpose of determining shareholders of the Company entitled to vote at any meeting of shareholders of the Company. The record date must not precede the date on which the meeting is to be held by more than two (2) months or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than four (4) months.

Under the Articles, if a meeting of shareholders of the Company is to consider special business, the notice of meeting must (a) state the general nature of the special business and (b) if the special business includes considering, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders: (i) at the Company’s records office, or such other reasonably accessible location in British Columbia as is specified in the notice; and (ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Under the Articles, the quorum for the transaction of business at a meeting of the shareholders of the Company is at least one (1) person who is, or who represents by proxy, a shareholder who holds at least one of the issued shares entitled to be voted at the meeting, provided that if any class of shares of the Company are listed on an exchange registered as a “national securities exchange” under section 6 of the Securities Exchange Act of 1934, as amended from time to time, or the Nasdaq Stock Market (each, a “US Stock Exchange”), the quorum of business at a meeting of shareholders is one (1) or more persons, present in person or by proxy representing at least 33 and 1/3% of the outstanding Common Shares.

The Articles state that in addition to those persons who are entitled to vote at a shareholders meeting of the Company, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any) and the secretary (if any) of the Company, any lawyer for the Company and the auditor for the Company, but if any of those persons do attend a meeting of shareholders of the Company, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Limitations on Ownership of Securities

Neither Canadian law nor the Articles limit the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the “Investment Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the company was not controlled by WTO Investors). An investment in the Common Shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment, the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the enterprise value of the Company is C$1.326 billion. An investment in the Common Shares by a trade agreement investor (or by a non-Canadian other than a trade agreement investor if, immediately prior to the implementation of the investment, the Company was controlled by a trade agreement investor) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the enterprise value of the company is C$1.989 billion.

In general, an individual is a WTO Investor if the individual is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Trade agreement investors include entities and individuals whose country of ultimate control is party to certain trade agreements, including the United States, the United Kingdom and members of the European Union, among others.

A non-Canadian, regardless of the type of investor, would be deemed to acquire control of the Company for purposes of the Investment Act if the non-Canadian were to acquire a majority of the Common Shares. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares.

Certain transactions involving the Common Shares would be exempt from the Investment Act, including:

•an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in

•securities;

•an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in the Articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Ownership Threshold

Neither the Articles nor the BCBCA contains any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that the Company disclose in its information circular for its annual general meeting of shareholders of the Company, holders who beneficially own more than 10% of the Company’s issued and outstanding shares.

C.Material Contracts

Attached as exhibits to this Registration Statement are the contracts the Company considers to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this Registration Statement. See “Item 4. Information on the Company - A. History and Development of the Company,” “Item 4. Information on the Company - B. Business Overview,” “Item 6. Directors, Senior Management and Employees - B. Compensation,” and “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for a discussion of these contracts. Other than as discussed in this section or in this Registration Statement, the

Company has no material contracts, other than contracts entered into in the ordinary course of business, to which the Company is a party. The following information is intended as a brief description of the material terms of these contracts and is qualified in its entirety by the full text of these contracts, which are filed as part of this Registration Statement as Exhibits 4.1 to 4.8.

Yavne No. 1 Lease

BioHarvest Israel leases (the “Yavne No. 1 Lease”) the Yavne No. 1 Property from Sugart Ltd. (the “Yavne No. 1 Landlord”) on a month-to-month basis. The terms of the Yavne No. 1 Lease are currently in the process of being re-negotiated by BioHarvest Israel and the Yavne No. 1 Landlord.

Equipment Agreement

Pursuant to the agreement dated March 31, 2024 (the “Equipment Agreement”) between BioHarvest Israel and Enlivex Therapeutics R&D, Ltd. (the “Seller”), BioHarvest Israel agreed to assume the Seller’s lease (the “Yavne No. 2 Lease”) to a property comprising approximately 10,300 square meters (the “Yavne No. 2 Property”) in Yavne, Israel, effective April 1, 2024, and to purchase from the Seller certain equipment installed in the Yavne No. 2 Property (the “Equipment”). In consideration for BioHarvest Israel’s purchase of the Equipment, BioHarvest Israel agreed to pay to the Seller an aggregate of NIS 13,000,000 (the “Equipment Purchase Price”) as follows:

•NIS 4,000,000, by April 1, 2024 (which amount has been paid); and

•NIS 9,000,000 (the “Equipment Purchase Price Balance”), in twenty-four (24) equal monthly instalments of NIS 375,000 commencing on April 1, 2024, in respect of which NIS 1,500,000 has been paid as at the date hereof, provided that:

oBioHarvest Israel will be entitled to a 4% discount to the Equipment Purchase Price Balance if the Equipment Purchase Price Balance is prepaid in one (1) installment by October 1, 2025;

oBioHarvest Israel will be entitled to a 2% discount to any portion of the Equipment Purchase Price Balance equal to or greater than NIS 4,000,000 if such portion is prepaid by October 1, 2025;

oIf BioHarvest Israel fails to pay a monthly installment of the Equipment Purchase Price Balance within seven (7) days of the due date for such installment (other than due to a breach by the Seller of the Equipment Agreement), the Seller will be entitled to charge interest at an annual rate of 8% on such installment; and

oIf BioHarvest Israel fails to pay a monthly installment of the Equipment Purchase Price within thirty (30) days of the due date for such installment, BioHarvest Israel and will discuss and attempt to agree on a revised payment schedule within thirty (30) days following the date that is thirty (30) days following the default of such installment payment. If BioHarvest Israel and the Seller fail to agree to a revised payment schedule:

•The Seller will have the right to sell the Equipment and/or assume the Yavne No. 2 Lease (and demand BioHarvest Israel evacuate the Yavne No. 2 Property), subject to providing BioHarvest Israel ninety (90) days’ prior written notice, and further subject to the portion of the Equipment Purchase Price paid by BioHarvest Israel as of the date of such evacuation notice; and

•The Seller will have the right to assume the Yavne No. 2 Lease (and demand BioHarvest Israel evacuate the Yavne No. 2 Property) if BioHarvest Israel fails to make payments to Eitan On Investment Ltd. (the “Yavne No. 2 Landlord”) in accordance with the Yavne No. 2 Agreement (as defined herein), subject to providing BioHarvest Israel thirty (30) days’ prior written notice.

The title to the Equipment shall pass to BioHarvest Israel upon payment by BioHarvest to the Seller of the Equipment Purchase Price, and the risk of loss to the Equipment passed to BioHarvest Israel on April 1, 2024.

Tripartite Agreement

In connection with BioHarvest Israel’s entry into the Tripartite Agreement and the Yavne No. 2 Agreement, BioHarvest Israel entered into an agreement dated March 31, 2024 with the Seller and the Yavne No. 2 Landlord, pursuant to which:

•BioHarvest Israel agreed to assume the Yavne No. 2 Lease; and

•The Seller will have the right to re-assume the Yavne No. 2 Lease until April 1, 2027 if BioHarvest fails to pay the Equipment Purchase Price Balance in accordance with the Equipment Purchase Agreement or if the Yavne No. 2 Landlord terminates the Yavne No. 2 Agreement (as defined herein) as a result of a breach by BioHarvest Israel in accordance with the Yavne No. 2 Agreement.

Yavne No. 2 Agreement

Pursuant to the lease agreement dated March 31, 2024 (the “Yavne No. 2 Agreement”) between BioHarvest Israel and the Yavne No. 2 Landlord, BioHarvest Israel entered into the Yavne No. 2 Lease for the Yavne No. 2 Property, comprising approximately 10,300 square meters, from April 1, 2024 until September 30, 2030 (the “Yavne No. 2 Initial Period”), subject to extension for an additional sixty (60) months (the “Yavne No. 2 First Renewal Period”) if:

•BioHarvest Israel did not substantially breach the Yavne No. 2 Agreement during the Yavne No. 2 Initial Period, which breach was not corrected within thirty (30) days of notice by the Yavne No. 2 Landlord; and

•BioHarvest Israel provides ten (10) months’ notice prior to the end of the Yavne No. 2 Initial Period to extend the Yavne No. 2 Lease for the Yavne No. 2 First Renewal Period,

and subject to extension for an additional sixty (60) months (the “Yavne No. 2 Second Renewal Period”) if:

•BioHarvest Israel did not substantially breach the Yavne No. 2 Agreement during the Yavne No. 2 First Renewal Period, which breach was not corrected within thirty (30) days of notice by the Yavne No. 2; and

•BioHarvest Israel provides ten (10) months’ notice prior to the end of the Yavne No. 2 First Renewal Period to extend the Yavne No. 2 Lease for the Yavne No. 2 Second Renewal Period,

In consideration for the Yavne No. 2 Lease, BioHarvest Israel pays rent monthly to the Yavne No. 2 Landlord, subject to an annual increase and other adjustments, including based on the Consumer Price Index published by the Israeli Central Bureau of Statistics. As of the date hereof, BioHarvest Israel has paid NIS 100,000 in rent for the Yavne No. 2 Lease.

See “Item 4. Information on the Company - A. History and Development of the Company - Business”, “Item 4. Information on the Company - B. Business Overview - Overview” and “Item 4. Information on the Company - D. Property, Plants and Equipment” for additional information.

License Agreement

Pursuant to the agreement dated March 21, 2007 (the “License Agreement”) between BioHarvest Israel and the Licensor, the Licensor granted BioHarvest Israel an exclusive worldwide license, including the right to sub-license, to the rights to six (6) patents (the “Licensed Patents”) as described in “Item 4. Information on the Company - B. Business Overview - Patents or Licenses, Industrial, Commercial or Financial Contracts or New Manufacturing Processes”, in consideration for the payment by BioHarvest Israel to the Licensor of the following payments:

•the equivalent of an aggregate of US$40,000 in NIS (which amount has been paid);

•a royalty fee equal to 3% of all sales (ex-factory) of VINIA® products in countries in which a Licensed Patent has been registered until the expiration of the Licensed Patents on February 23, 2026, subject to renewal (the “Licensed Patent Expiry Date”), in respect of which US$112,091 in NIS has been paid as at the date hereof;

•a royalty fee equal to 1.25% of all sales (ex-factory) of VINIA® products in countries in which a Licensed Patent has not been registered until the Licensed Patent Expiry Date, in respect of which no amounts have been payable as at the date hereof; and

•if BioHarvest sub-licenses the rights to the Licensed Patents to a third-party, 5% of the consideration received by BioHarvest in respect of such sub-license, in respect of which no amounts have been payable as at the date hereof.

The License Agreement will terminate on the Licensed Patent Expiry Date, subject to the renewal of any Licensed Patents.

TV Network Agreement

Pursuant to the memorandum of agreement dated July 12, 2023 (the “TV Network Agreement”) between BioHarvest Israel and TBN Broadcasting of Texas, Inc. (the “TV Network”), the TV Network will promote the Company through programs, interviews and advertisements and provide BioHarvest with a list of donors to use to offer the Company’s products. In consideration for the TV Network’s services, BioHarvest Israel will pay to the TV Network:

•an amount equal to a percentage between 40% and 50% of the revenue from first orders of the Company’s product(s) by each customer provided by the TV Network; and

•an amount equal to a percentage between 15% and 25% of the revenue from a subsequent order of the same product(s) or any additional orders of other product(s) by each such customer,

and such payments shall be made:

•in cash or Common Shares, at the discretion of the TV Network, such Common Shares to be issued at a price per Common Share equal to the closing price of the Common Shares on the date of the TV Network’s notice (or the trading day prior if no trading took place on such date), prior to the Common Shares being listed on a Nasdaq exchange; or

•in cash, after the Common Shares are listed on a Nasdaq exchange,

in respect of which the TV Network has received US$1,664,270 as at the date hereof.

If, from time to time, BioHarvest Israel obtains:

•25,000 customers over any 6-month period through the TV Network’s promotion of BioHarvest Israel, the TV Network will receive US$100,000, in Common Shares; or

•30,000 customers over any 6-month period through the TV Network’s promotion of BioHarvest Israel, the TV Network will receive US$200,000, in Common Shares,

such Common Shares to be issued at a price per Common Share equal to the closing price of the Common Shares immediately prior to such issuance.

The TV Network Agreement may be terminated by BioHarvest Israel or the TV Network providing sixty (60) days’ written notice to the other party, provided that (i) if BioHarvest Israel terminates the TV Network Agreement, BioHarvest will pay to the TV Network the TV Network Payments in relation to any orders made by customers provided by the TV Network during the period of twelve (12) months following the termination of the TV Network Agreement and (ii) if the TV Network terminates the TV Network Agreement, BioHarvest will pay to the TV Network the TV Network Payments in relation to any orders made by customers provided by the TV Network during the period of six (6) months following the termination of the TV Network Agreement.

Biopharmaceutical Partner Agreement

Pursuant to the development agreement dated January 1, 2024 (the “Biopharmaceutical Partner Agreement”) between the Company and a Nasdaq-listed biopharmaceutical company (the “Biopharmaceutical Partner”), the

Biopharmaceutical Partner has engaged the Company to develop a single plant/cell culture line, containing a unique botanical composition that can predict the future industrial scale values of its components, through the utilization of the Botanical Synthesis Platform Technology. Upon completion of the first phase of development, the Company and the Biopharmaceutical Partner may agree to proceed with a second and third phase of development. As at the date hereof, the Company has received US$100,000 from the Biopharmaceutical Partner in respect of the services provided under the Biopharmaceutical Partner.

The Biopharmaceutical Partner Agreement has a term of three (3) years, subject to termination. The Biopharmaceutical Partner Agreement may be terminated by the Company or the Biopharmaceutical Partner (i) providing sixty (60) days’ written notice to the other party, at any time after completion of the first phase of development or (ii) if the other party is in material breach of the Biopharmaceutical Partner Agreement and has failed to cure that breach within fourteen (14) days of the non-breaching party’s written notice thereof.

Food Product Partner Agreement

Pursuant to the development agreement dated February 22, 2024 (the “Food Product Partner Agreement”) between the Company and a food product distributor based in the United States, Total Sweeteners Inc. (the “Food Product Partner”), the Food Product Partner has engaged the Company to develop a single plant/cell culture line, containing a unique botanical composition that can predict the future industrial scale values of its components, through the utilization of the Botanical Synthesis Platform Technology. Upon completion of the first phase of development, the Company and the Food Product Partner may agree to proceed with a second and third phase of development. As at the date hereof, the Company has received US$50,000 from the Food Product Partner in respect of the services provided under the Food Product Partner Agreement.

The Food Product Partner Agreement has a term of three (3) years, subject to termination. The Food Product Partner Agreement may be terminated by the Company or the Food Product if the other party is in material breach of the Food Product Partner Agreement and has failed to cure that breach within fourteen (14) days of the non-breaching party’s written notice thereof.

MZ Group Agreement

Pursuant to the investor relations agreement dated February 15, 2024 (the “MZ Group Agreement”) between the Company and MZHCI, LLC (the “MZ Group”), the MZ Group provides investor relations services to the Company. In consideration for the MZ Group’s services:

•the MZ Group receives a monthly cash fee, in respect of which US$111,000 has been paid as at the date hereof;

•certain individuals providing the services from the MZ Group received an aggregate of 13,600 Options, with each Option exercisable at $7.875 to acquire one (1) Common Share; and

•the MZ Group is entitled to receive performance-based cash bonuses, in respect of which no amounts have been payable as at the date hereof.

The MZ Group Agreement will have an initial term of three (3) months, subject to automatic renewal for an additional three (3) months, unless terminated by the Company or the MZ Group. If the MZ Group Agreement is not terminated after six (6) months, the MZ Group Agreement will automatically renew for an additional six (6) month term and continue to automatically renew every six (6) months, unless terminated by the Company or the MZ Group. The MZ Group Agreement may be terminated by the Company or the MZ Group providing thirty (30) days’ written notice to the other party prior to the end of the then current term.

D.Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) (“Tax Act”) and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-United States Tax Convention”). Remittances of interest to

United States residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to United States residents, may be subject to a withholding tax depending on all of the circumstances.

E.Taxation

The following summary of the United States federal income tax and Canadian tax consequences of receipt, ownership and disposition of the Company’s shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date hereof. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the descriptions and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of the Company’s shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the Common Shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, disposition and ownership of the Company’s shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as at the date hereof, and of any actual changes in applicable tax laws after such date.

Material United States Federal Income Tax Considerations

The following is a general summary of certain material United States federal income tax considerations applicable to a United States Shareholder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential United States federal income tax considerations that may apply to a United States Shareholder as a result of the acquisition, ownership and disposition of the Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular United States Shareholder that may affect the United States federal income tax consequences to such United States Shareholder, including specific tax consequences to a United States Shareholder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or United States federal income tax advice with respect to any particular United States Shareholder. This summary does not address the United States federal net investment income, United States federal alternative minimum, United States federal estate and gift, United States state and local, and non-United States tax consequences to United States Shareholders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each United States Shareholder should consult its own tax advisor regarding the United States federal, United States federal net investment income, United States federal alternative minimum, United States federal estate and gift, United States state and local, and non-United States tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No opinion from legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the United States federal income tax considerations applicable to United States Shareholders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the United States courts could disagree with one or more of the positions taken in this summary.

U.S. Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of the Common Shares. This description addresses only the U.S. federal income tax consequences to purchasers of the Common Shares and that will hold such Common Shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•banks, financial institutions or insurance companies;

•real estate investment trusts, regulated investment companies or grantor trusts;

•dealers or traders in securities, commodities or currencies;

•tax-exempt entities;

•certain former citizens or long-term residents of the United States;

•persons that received the Common Shares as compensation for the performance of services;

•persons that will hold the Common Shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold the Common Shares through such an entity;

•U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

•holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of the Common Shares.

Moreover, this description does not address the United States federal estate, gift, alternative minimum tax or net investment income tax consequences, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of the Common Shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. Each of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of the Common Shares or that such a position would not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of the Common Shares that, for U.S. federal income tax purposes, is:

•a citizen or resident of the United States;

•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Common Shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution that the Company pays you with respect to the Common Shares before reduction for any non-U.S. taxes withheld therefrom generally will be includible in your income as dividend income to the extent such distribution is paid out of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any cash distribution exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis in Common Shares and thereafter as capital gain. The Company does not expect to maintain calculations of the Company’s earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder, you should expect that the entire amount of any cash distribution generally will be reported as dividend income to you; provided, however, that distributions of Common Shares to U.S. Holders that are part of a pro rata distribution to all of the Company’s shareholders generally will not be subject to U.S. federal income tax. Noncorporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on Common Shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate shall not apply if the Company is a PFIC for the taxable year in which it pays a dividend or were a PFIC for the preceding taxable year. Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

If you are a U.S. Holder, subject to the discussion below, dividends that the Company pays you with respect to Common Shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, non-U.S. tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that the Company distributes generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Although, as discussed above, dividends that the Company pays to a U.S. Holder will generally be treated as foreign source income, for periods in which the Company is a “United States-owned foreign corporation,” a portion of dividends paid by the Company may be treated as U.S. source income solely for purposes of the foreign tax credit. The Company would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of the Company’s stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of the Company’s dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Canadian withholding taxes payable in respect of the Company’s dividends may be limited. A U.S. Holder entitled to benefits under the United States-Canada Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election. The amount of any dividend income paid in CAD will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize exchange gain or loss in respect of the dividend income. You may have exchange gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Exchange gain or loss will be treated as U.S.-source common income or loss.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize an amount of gain or loss on the sale, exchange or other disposition of Common Shares equal to the difference between the amount realized on such sale, exchange or other disposition and your tax basis in Common Shares, and such gain or loss will be capital gain or loss. The tax basis in a Common Share generally will equal the U.S. dollar cost of such Common Share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of Common Shares generally will be eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such Common Shares exceeds one year. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income,” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and the Company’s status for any year will depend on the corporation’s income, assets, and activities for such year. The Company has not determined whether it has been a PFIC for any previous year prior to 2021. Also the Company cannot assure that it will not be considered a PFIC for 2024, based on the Company’s estimation, it does not expect to be a PFIC for the 2024 tax year. The Company did not conduct an analysis whether it will be a PFIC in 2024 or in any future years. U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in the Company due to the Company’s classification as a PFIC. A U.S. Holder is subject to different rules depending on whether the U.S. Holder makes an election to treat the Company as a “qualified electing fund,” referred to herein as a “QEF election,” for the first taxable year that the U.S. Holder holds Common Shares makes a “mark-to-market” election with respect to the Common Shares or makes neither election. QEF Election. One way in which certain of the adverse consequences of PFIC status can be mitigated is for a U.S. Holder make a QEF election. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the common earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. An election to treat the Company as a QEF will not be available if the Company does not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because the Company does not intend to provide U.S. Holders with the information necessary to make a QEF election. Mark-to-Market Election. Alternatively, if the Common Shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to the Common Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as common income in each taxable year the excess, if any, of the fair market value of the Common Shares at the end of the taxable year over such holder’s adjusted tax basis in such Common Shares. The U.S. Holder would also be permitted a common loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in Common Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of Common Shares would be treated as common income, and any loss realized on the sale, exchange or other disposition of Common Shares would be treated as common loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A mark-to-market election will not apply to Common Shares held by a U.S. Holder for any taxable year during which the Company is not a PFIC, but will remain in effect with respect to any subsequent taxable year in which the Company becomes a PFIC. Such election will not apply to any PFIC subsidiary that the Company owns. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. To be marketable stock, the Common Shares must be regularly traded on a qualifying exchange (i) in the United States that is registered with the SEC or a national market system established pursuant to the Exchange Act or (ii) outside the United States that is properly regulated and meets certain trading, listing, financial disclosure and other requirements. Since the Common Shares are listed or quoted only on the CSE and OTC Markets Platform, they may not currently qualify as marketable stock for purposes of the election and therefore the election may not be available to a U.S. Holder. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to Common Shares under their particular circumstances. Each U.S. Holder should consult its own tax adviser with respect to the applicability of the “net investment income tax” (discussed below) where a mark-to-market election is in effect.

Default PFIC Rules. A U.S. Holder who does not make a timely QEF election (the Company does not currently intend to prepare or provide the information that would enable a U.S. Holder to make a QEF election) or a mark-to-market election, referred to in this summary as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the Common Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the Common Shares), and (ii) any gain realized on the sale or other disposition of such Common Shares. Under these rules:

•the excess distribution or gain would be allocated rateably over the Non-Electing U.S. Holder’s holding period for such Common Shares;

•the amount allocated to the current taxable year and any year prior to the Company becoming a PFIC would be taxed as ordinary income; and

•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Holder who is an individual dies while owning Common Shares, the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of such Common Shares. Non-Electing U.S. Holders should consult their tax advisors regarding the application of the “net investment income tax” (described below) to their specific situation.

To the extent a distribution on Common Shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on Common Shares. If the Company is treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Holder, the Company will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Holder is treated as a direct or indirect Non-Electing U.S. Holder even if the Company is not a PFIC for such years. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1) (which will be taxed under the adverse tax rules described above). The Company may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. If the Company is classified as a PFIC, under attribution rules, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the Common Shares of the PFIC or receipt by the Company of a distribution from the PFIC generally will be treated as a deemed disposition of such Common Shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Holder will be able to make a QEF election, and a U.S. Holder may not make a mark-to-market election, with respect to PFICs in which the Company invests. Each U.S. Holder is encouraged to consult its own tax advisor with respect to tax consequences of an investment by the Company in a corporation that is a PFIC. In addition, U.S. Holders should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of Common Shares in a PFIC, including IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund.

The U.S. federal income tax rules relating to PFICs elections are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of Common Shares, any elections available with respect to such Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares.

Certain Reporting Requirements

Certain U.S. Investors are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Investors may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to the Company and information relating to the U.S. Investor and the Company. Substantial penalties may be imposed upon a U.S. Investor that fails to comply. In addition, certain U.S. Investors are required to report information on IRS Form 8938 with respect to their investments in certain “foreign financial assets,” which would include an investment in Common Shares, to the IRS. Investors who fail to report required information could become subject to substantial civil and criminal penalties. U.S. Investors should consult their tax advisors regarding the possible implications of these reporting requirements and any other applicable reporting requirement with respect to their investment in and ownership of Common Shares.

Disclosure of Reportable Transactions

If a U.S. Investor sells or disposes of the Common Shares at a loss or otherwise incurs certain losses that meet certain thresholds, such U.S. Investor may be required to file a disclosure statement with the IRS. Failure to comply with these and other reporting requirements could result in the imposition of significant penalties.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, Common Shares made within the United States, or by a United States payor or United States middleman, to a holder of Common Shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Common Shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements, or to report dividends required to be shown on the holder’s U.S. federal income tax returns. Back up withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Medicare Tax on Investment Income

Certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax, or “net investment income tax,” on unearned income. For individuals, the additional net investment income tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Investors are urged to consult their own tax advisors regarding the implications of the additional net investment income tax resulting from their ownership and disposition of Common Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO UNITED STATES SHAREHOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES.

UNITED STATES SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Material Canadian Federal Income Tax Considerations

The following is a summary, as at the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Common Shares and who, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty or convention, is not, and is not deemed to be, a resident of Canada, holds the Common Shares as capital property, deals at arm’s length with and is not affiliated with the Company, and does not use or hold, and is not deemed to use or hold, the Common Shares in, or in the course of, carrying on a business in Canada (a “Holder”). This summary does not apply to a Holder that carries on an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and an understanding of the administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policies, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder or prospective Holder are made. Prospective Holders should consult their own tax advisors with respect to an investment in the Common Shares having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of Common Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act.

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited to a Holder by the Company on Common Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividends unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada - United States Tax Convention (1980), as amended, the rate of withholding tax on dividends paid or credited to a Holder who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a “United States Holder”) is 15% of the gross amount of the dividends (or 5% in the case of a United States Holder that is a company that beneficially owns at least 10% of the Company’s voting stock). Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty. The Company is responsible for the withholding of tax at the source.

Disposition of Common Shares

A Holder will not be subject to tax under the Tax Act in respect of a capital gain realized by the Holder on the disposition or deemed disposition of a Common Share and capital losses arising on a disposition or deemed disposition of a Common Share will not be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Holder at the time of disposition and the Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Holder is resident.

Provided that the Common Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the Canadian National Stock Exchange (operating as the Canadian Securities Exchange)) at the time of disposition or deemed disposition, Common Shares generally will not constitute “taxable Canadian property” of a Holder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions have been met concurrently: (a) one or any combination of (i) the Holder, (ii) persons with whom the Holder did not deal at arm’s length for purposes of the Tax Act, or (iii) partnerships in which the Holder or persons described in (ii) hold a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the capital stock of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law or a right in, any such property, whether or not such property exists. Notwithstanding the foregoing, the Common Shares may also be deemed to be taxable Canadian property to a Holder for the purposes of the Tax Act in certain circumstances.

Holders who may hold Common Shares as “taxable Canadian property” should consult their own tax advisors.

F.Dividends and Paying Agents

The Company has no fixed dividend policy and has not declared any dividends on the Common Shares since its incorporation. The Company anticipates that all available funds will be kept as retained earnings to fund operations for the foreseeable future. Any future payment of dividends will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

G.Statements by Experts

The audited annual consolidated financial statements as of December 31, 2023 and December 31, 2022 in this Registration Statement have been so included in reliance on the report of Ziv Haft Certified Public Accountants (Isr.) (PCAOB ID# 1185), an independent registered public accounting firm (the report on the audited annual consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

H.Documents on Display

When the SEC declares this Registration Statement effective, the Company will be subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company will file reports and other information with the SEC. You may inspect and copy any report or document that the Company files, including this Registration Statement and the accompanying exhibits, at the SEC’s public reference facilities located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330, and you may obtain copies at prescribed rates. The Company’s SEC filings are also available to the public at the website maintained by the SEC at www.sec.gov, as well as on the Company’s website at www.bioharvest.com. Information on the Company’s website does not constitute a part of this Registration Statement and is not incorporated by reference.

Certain exhibits attached to this Form 20-F are in Hebrew and are accompanied by a summary in English as described in “Item 19. Exhibits”.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to a variety of financial risks which result from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures to these financial risks to limit any negative impact on the Company’s financial performance and position. The Company’s financial instruments are its cash, trade and other receivables, trade payables and other liabilities. The main purpose of these financial instruments is to raise finance for the Company’s operations. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly currency risk and liquidity risk. The Company has no interest rate risk as the balances exposure to interest is minimal. The risk management policies employed by the Company to manage these risks are discussed below.

Foreign Currency Risk

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company is exposed to currency risk to the extent that there is a mismatch between the currency in which it is denominated and the respective functional currency of the Company.

The currencies in which some transactions are primarily denominated are Canadian dollars, United States dollars, Euros and new Israeli shekels.

The Company’s policy is not to enter into any economic hedging transactions to neutralize the effects of foreign currency fluctuations. The carrying amounts of the Company’s foreign currency-denominated monetary assets and monetary liabilities at the reporting date are as follows.

	As of December 31, 2021 (in thousands)
	US$	EUR	C$	NIS	Total
Assets
Cash and cash equivalents	1,783	2	2,123	209	4,117
Restricted cash	40	-	-	139	179
Trade receivables	-	-	-	386	386
Other accounts receivables	-	-	-	15	15
	1,823	2	2,123	749	4,697
Liabilities
Trade accounts payable and accrued liabilities	519	-	186	305	1,010
Other accounts payable	698	-	-	-	698
Lease liability	2,246	-	-	-	2,246
Liability to Agricultural Research Organization	1,817	-	-	-	1,817
	5,280	-	186	305	5,771

	As of December 31, 2022 (in thousands)
	US$	EUR	C$	NIS	Total
Assets
Cash And cash equivalents	1,634	1	67	34	1,736
Restricted cash	40	-	-	123	163
Trade receivables	62	-	-	483	545
Other accounts receivables	14	-	19	630	663
	1,750	1	86	1,270	3,107
Liabilities
Trade accounts payable and accrued liabilities	581	-	68	581	1,230
Other accounts payable	475	-	-	624	1,099
Convertible loans (Convertible Notes)	8,549	-	-	-	8,549
Lease liability	2,009	-	-	-	2,009
Liability to Agricultural Research Organization	2,010	-	-	-	2,010
	13,624	-	68	1,205	14,897

	As of December 31, 2023 (in thousands)
	US$	EUR	C$	NIS	Total
Assets
Cash And cash equivalents	4,961	4	109	281	5,355
Restricted cash	59	-	-	120	179
Trade receivables	334	-	-	474	808
Other accounts receivables	65	-	91	267	423
	5,419	4	200	1,142	6,765
Liabilities
Trade accounts payable and accrued liabilities	1,107	-	79	1,050	2,236
Other accounts payable	1,363	-	30	158	1,551
Convertible loans (Convertible Notes)	20,533	-	-	-	20,533
Lease liability	1,807	-	-	-	1,807
Warrant liability	526	-	-	-	526
Liability to Agricultural Research Organization	2,508	-	-	-	2,508
	27,844	-	109	1,208	29,161

Analysis

A 5% appreciation of the United States dollar against the following currencies would have increased (decreased) equity and the income statement by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

For a 5% depreciation of the United States dollar against the applicable currency, there would be an equal and opposite impact on the profit and other equity.

	December 31,
	2023	2022	2021
	(US$ in thousands)
Linked to C$	91	18	1,937
	5%	5%	5%
	5	1	97
Linked to EUR	4	1	2
	5%	5%	5%
	-	-	-
Linked to NIS	(67)	65	444
	5%	5%	5%
	(3)	3	22

Liquidity Risks

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. The Company has no material obligation beyond one (1) year except of lease liability (the liability for governmental institutes depends on achieving future revenues) and has a positive working capital and cash in bank to finance its working capital in the near future.

The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been prepared on the basis of undiscounted cash flows of financial liabilities based on the repayment forecast of the management of the Company.

Fair Value of Financial Assets and Liabilities

The fair value of the Company’s current financial assets and liabilities approximates their carrying amounts as their maturity date is less than one (1) year and they do not bear a fixed interest rate.

The following tables summarize the information about the level 3 fair value measurements.

	As of December 31, 2021
Item	Fair value (US$ in thousands)	Valuation technique	Fair value hierarchy level	Significant unobservable inputs
Derivative liability - Warrants	636	Black-Scholes model	level 3	Volatility of firm’s assets returns*

* A change in the volatility measure by 5% results in a change of +/- US$55,000 of the fair value

	As of December 31, 2022
Item	Fair value (US$ in thousands)	Valuation technique	Fair value hierarchy level	Significant unobservable inputs
Convertible loan (Convertible Note)	8,549	Bionomial model	level 3	Volatility of firm’s assets returns*

* A change in the volatility measure by 5% results in a change of +/- US$75,000 of the fair value

	As of December 31, 2023
Item	Fair value (US$ in thousands)	Valuation technique	Fair value hierarchy level	Significant unobservable inputs
Derivative liability - Warrants	526	Black-Scholes model	level 3	Volatility of firm’s assets returns*

* A change in the volatility measure by 5% results in a change of +/- US$80,000 of the fair value

	As of December 31, 2023
Item	Fair value (US$ in thousands)	Valuation technique	Fair value hierarchy level	Significant unobservable inputs
Convertible loan (Convertible Note)	20,533	Bionomial model	level 3	Volatility of firm’s assets returns*

* A change in the volatility measure by 5% results in a change of +/- US$34,000 of the fair value

Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy

	2023	2022	2021
Derivative liability - Warrants	(US$ in thousands)
Balance as of January 1	-	636	672
Issuance of Warrants	291	-	1,379
Exercise of Warrants	-	(6)	(2,189)
Loss (income) recognized in Profit or loss	235	(630)	774
Balance as of December 31	526	-	636

	2023	2022	2021
Convertible Loans (Convertible Notes)	(US$ in thousands)
Balance as of January 1	8,549	-	-
Issuance of convertible loans (Convertible Notes)	13,517	7,658	-
Loss recognized in Profit or loss	1,024	891	-
Conversion of convertible loans (Convertible Notes)	(2,557)	-	-
Balance as of December 31	20,533	8,549	-

December 31, 2021	Amortized cost (US$ in thousands)
	Book value	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	> 5 years	Total
Liability to Agricultural Research Organization	(1,817)	(185)	(598)	(938)	(1,282)	(214)	(3,217)
Lease Liability	(2,659)	(530)	(505)	(473)	(470)	(1,236)	(3,214)
Other accounts payable	(698)	(698)	-	-	-	-	(698)
Trade accounts payable and accrued liabilities	(1,010)	(1,010)	-	-	-	-	(1,010)
Total	(6,184)	(2,423)	(1,103)	(1,411)	(1,752)	(1,450)	(8,139)

December 31, 2022	Amortized cost (US$ in thousands)
	Book value	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	> 5 years	Total
Liability to Agricultural Research Organization	(2,010)	(513)	(651)	(726)	(120)	-	(2,010)
Lease Liability	(2,009)	(457)	(428)	(425)	(425)	(694)	(2,429)
Other accounts payable	(1,401)	(1,401)	-	-	-	-	(1,401)
Trade accounts payable and accrued liabilities	(1,230)	(1,230)	-	-	-	-	(1,230)
Total	(6,650)	(3,601)	(1,079)	(1,151)	(545)	(694)	(7,070)

December 31, 2023	Amortized cost (US$ in thousands)
	Book value	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	> 5 years	Total
Liability to Agricultural Research Organization	(2,508)	(1,345)	(998)	(165)	-	-	(2,508)
Lease Liability	(1,807)	(483)	(475)	(458)	(266)	(419)	(2,101)
Other accounts payable	(2,244)	(2,244)	-	-	-	-	(2,244)
Trade accounts payable and accrued liabilities	(2,236)	(2,236)	-	-	-	-	(2,236)
Total	(8,795)	(6,308)	(1,473)	(623)	(266)	(419)	(9,089)

Financial Instruments not Measured at Fair Value

Financial instruments not measured at fair value include cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables, Liability to Agricultural Research Organization and convertible loans (Convertible Notes).

Due to their short-term nature, the carrying value of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables approximates their fair value.

The fair value of Liability to Agricultural Research Organization for December 31, 2023, December 31, 2022 and December 31, 2021 is not materially different to the carrying amount, since the interest rate used in the initial recognition is close to current market rates.

Capital Management

The Company seeks to maintain a capital structure which enables it to continue as a going concern and which supports its business strategy. The Company’s capital is provided by equity rising. The Company manages its capital structure through raising funds from shareholders. The Company has net cash and cash equivalents as of December 31, 2023 of US$5,355,000 (2022 - US$1,736,000; 2021 - US$4,117,000) and as of March 31, 2024 of US$3,436,000 (2023 - US$300,000). Accordingly, the directors of the Company believe that the Company will be able to pay its debts when they fall due and to fund near-term anticipated activities based on receipt from issuance of shares in addition to revenues backlog.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Warrants

As at the date hereof, 2,252,903 Common Share purchase warrants of the Company (“Warrants”) were outstanding.

A Warrant is exercisable by the holder thereof at such exercise price to acquire one (1) Common Share until such expiry date as set forth in the table below.

Issue date	Number of Warrants outstanding	Exercise price	Expiry date
October 25, 2023	64,986	C$10.50	October 25, 2025
October 30, 2023	518,174	US$7.77	October 30, 2025
March 28, 2024	987,513	US$7.77	October 30, 2025
March 28, 2024	148,931	US$7.77	December 22, 2025
April 18, 2024	83,371	US$7.77	October 30, 2025
April 18, 2024	4,923	US$7.77	December 22, 2025
April 26, 2024	8,571	C$9.10	April 26, 2026
June 21, 2024	107,617	US$7.70	October 30, 2025
June 21, 2024	6,619	US$7.70	December 22, 2025
June 28, 2024	150,978	US$7.68	December 28, 2024
June 28, 2024	150,978	US$11.52	December 28, 2025
June 28, 2024	20,242	US$7.70	December 22, 2025
Total	2,252,903	-	-

Stock Options

As at the date hereof, 1,796,688 Options were outstanding.

An Option is exercisable by the holder thereof at such exercise price to acquire one (1) Common Share until such expiry date, subject to such vesting conditions, as set forth in the table below.

Grant date	Number of Options outstanding	Exercise price	Expiry date
June 9, 2020	517,091 (1)	C$4.90	June 9, 2030
June 10, 2020	4,286 (1)	C$5.25	June 10, 2030
July 29, 2020	354,572 (1)	C$5.25	July 29, 2030
September 10, 2020	20,001 (1)	C$5.25	September 10, 2030
November 9, 2020	27,143 (1)	C$4.725	November 9, 2030
December 23, 2020	77,001 (1)	C$6.65	December 23, 2030
January 12, 2021	19,000 (1)	C$12.60	January 12, 2031
January 29, 2021	4,572 (1)	C$15.05	January 29, 2031
February 8, 2021	7,600 (1)	C$17.50	February 8, 2031
February 25, 2021	171,429 (1)	C$23.10	February 25, 2031
March 22, 2021	25,143 (1)	C$17.85	March 22, 2031
July 9, 2021	6,944 (2)	C$15.75	July 9, 2031
October 8, 2021	19,999 (3)	C$11.90	October 8, 2031
October 21, 2021	11,429 (4)	C$12.075	October 21, 2031
October 29, 2021	1,806 (5)	C$14.00	October 29, 2031
November 29, 2021	24,286 (6)	C$13.125	November 29, 2031
March 25, 2022	13,772 (7)	C$12.25	March 25, 2032
May 6, 2022	8,287 (8)	C$11.90	May 6, 2032
July 4, 2022	38,856 (9)	C$8.40	July 4, 2032
July 8, 2022	857 (1)	C$8.05	July 8, 2032
September 9, 2022	150,109 (10)	C$11.20	September 9, 2032
October 21, 2022	4,143 (11)	C$9.80	October 21, 2032
February 3, 2023	11,000 (12)	C$10.15	February 3, 2033
March 10, 2023	10,000 (13)	C$7.70	March 10, 2033
April 21, 2023	52,857 (14)	C$9.10	April 21, 2033
June 2, 2023	11,428 (15)	C$7.35	June 2, 2033

Grant date	Number of Options outstanding	Exercise price	Expiry date
August 18, 2023	8,571 (16)	C$5.95	August 18, 2033
December 8, 2023	83,642 (17)	C$7.00	December 8, 2033
December 15, 2023	8,571 (18)	C$7.35	December 15, 2033
February 20, 2024	13,600 (1)	C$7.875	February 20, 2026
February 20, 2024	2,857 (19)	C$7.875	February 20, 2034
March 22, 2024	8,571 (20)	C$9.975	March 22, 2027
March 22, 2024	14,286 (21)	C$9.975	June 22, 2027
March 22, 2024	47,144 (22)	C$9.975	March 22, 2034
May 31, 2024	16,429 (23)	C$8.925	May 31, 2034
Total	1,796,688	-	-

Notes:

(1)Options previously vested.

(2)Approximately (a) 1,229 Options previously vested and (b) 5,715 Options to vest in equal quarterly installments over three (3) years following July 9, 2021.

(3)Approximately (a) 1,143 Options previously vested; (b) 8,571 Options to vest in equal monthly installments over three (3) years following October 8, 2021; and (c) 10,285 Options to vest in equal quarterly installments over three (3) years following October 8, 2021.

(4)Options to vest in equal quarterly installments over three (3) years following October 21, 2021.

(5)Approximately (a) 377 Options previously vested and (b) 1,429 Options to vest in equal quarterly installments over three (3) years following October 29, 2021.

(6)Approximately (a) 1,429 Options previously vested and (b) 22,857 Options to vest in equal quarterly installments over three (3) years following November 29, 2021.

(7)Approximately (a) 6,914 Options previously vested and (b) 6,858 Options to vest in equal quarterly installments over three (3) years following March 25, 2022.

(8)Options to vest equal quarterly installments over three (3) years following May 6, 2022.

(9)Approximately (a) 5,762 Options previously vested; (b) 9,286 Options to vest in equal quarterly installments over three (3) years following July 4, 2022; and (c) 23,808 Options to vest in equal monthly installments over two and one-half of one (2.5) years following January 4, 2023.

(10)Approximately (a) 125,537 Options previously vested and (b) 24,572 Options to vest in equal quarterly installments over three (3) years following September 9, 2022.

(11)Approximately (a) 3,857 Options previously vested and (b) 286 Options to vest in equal quarterly installments over three (3) years following October 21, 2022.

(12)Approximately (a) 714 Options previously vested and (b) 10,286 Options to vest in equal quarterly installments over three (3) years following February 3, 2023.

(13)Options to vest in equal quarterly installments over two (2) years following March 10, 2023.

(14)Approximately (a) 5,556 Options previously vested; (b) 7,143 Options to vest in equal quarterly installments over eighteen (18) months following October 21, 2023; (c) 15,873 Options to vest in equal quarterly installments over thirty (30) months following October 21, 2023 and (d) 24,285 Options to vest in equal quarterly installments over two (2) years following April 21, 2023.

(15)Approximately (a) 2,857 Options previously vested and (b) 8,571 Options to vest in equal quarterly installments over three (3) years following June 2, 2023.

(16)Options to vest in equal quarterly installments over three (3) years following August 18, 2023.

(17)Approximately (a) 714 Options previously vested; (b) 2,857 Options to vest in equal quarterly installments over one (1) year following December 8, 2023; (c) 16,429 Options to vest in equal quarterly installments over two (2) years following December 8, 2023; and (d) 63,642 Options to vest in equal quarterly installments over three (3) years following December 8, 2023.

(18)Options to vest in equal quarterly installments over three (3) years following December 15, 2023.

(19)Options to vest in equal quarterly installments over two (2) years following February 20, 2024.

(20)Options to vest in equal monthly installments over two and one-half of one (2.5) years following September 22, 2024.

(21)Options to vest in equal monthly installments over two and three-quarters of one (2.75) years following June 22, 2024.

(22)Approximately (a) 2,857 Options to vest in equal quarterly installments over one (1) year following March 22, 2024; (b) 11,429 Options to vest in equal quarterly installments over two (2) years following March 22, 2024; (c) 32,286 Options to vest in equal quarterly installments over three (3) years following March 22, 2024 and (d) 572 Options to vest on September 22, 2025.

(23)Options to vest in in equal quarterly installments over three (3) years following May 31, 2024.

Stock Option Plan

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which is filed as part of this Registration Statement as Exhibit 4.15. Capitalized terms not otherwise defined herein are as defined in the Stock Option Plan.

•Options may be granted under the Stock Option Plan to such service providers of the Company and its affiliates, if any, as the Board may from time to time designate;

•The exercise price of Option grants will be determined by the Board, but cannot be lower than the price permitted by the CSE;

•The Stock Option Plan provides that the number of Common Shares that may be reserved for issuance to any one individual upon exercise of all Options held by such individual may not exceed 5% of the issued Common Shares unless the Company has obtained disinterested shareholder approval, or 2% of the issued Common Shares, if the individual is engaged in providing investor relations services, within a 12-month period;

•Subject to earlier termination, all Options granted under the Stock Option Plan will expire not later than the date that is ten (10) years from the date that such Options are granted;

•In the event that an Optionee ceases to be a director, officer, employee or consultant with cause, the Options shall terminate immediately on such termination;

•In the event that an Optionee, who is not subject to the tax laws of the United States, ceases to be a director, officer, employee or consultant without cause, the Options will terminate on the earlier of ninety (90) days or such later date as may be determined by the Board;

•In the event that an Optionee, who is subject to the tax laws of the United States, ceases to be a director, officer, employee or consultant without cause, the Options will terminate on the earlier of ninety (90) days or the third month after the Optionee ceases to be a director, officer, employee or consultant;

•In the event of the death or disability of an Optionee, the Options will only be exercisable before the earlier of the expiry date of the Option and the first anniversary of the Optionee’s death or disability;

•Options granted under the Stock Option Plan are not transferable or assignable other than to a corporation wholly owned by the Optionee, if permitted by the Exchange, or by will or other testamentary instrument or pursuant to the laws of succession;

•If the grant of Options under the Stock Option Plan to insiders of the Company, together with all of the Company’s outstanding Options or other equity-based compensation, could result at any time in:

othe number of Common Shares reserved for issuance pursuant to Options granted to insiders of the Company exceeding 10% of the issued Common Shares;

othe grant to insiders of the Company, within a 12-month period, of a number of Options reserving for issuance a number of Common Shares exceeding 15% of the issued Common Shares; or

othe issuance to any one Optionee, within a 12-month period, of a number of Common Shares exceeding 5% of the issued Common Shares, disinterested shareholder approval is required;

•The Board may amend or terminate this Plan or any Options but no such amendment or termination, except with the written consent of the Optionees concerned or unless required to make this Plan or the Options comply with the rules and policies of the Exchange, shall affect the terms and conditions of Options which have not then been exercised or terminated; and

•No approval by any holders of Common Shares is required for a reduction of the exercise price of an Option, including a reduction effected by cancelling an existing Option and granting a new Option exercisable at a lower price, or an extension of the exercise period, if the Optionee is not an Insider.

Restricted Share Units

As at the date hereof, 20,000 RSUs were outstanding.

Each RSU is issued at such deemed issue price until such expiry date, subject to such vesting conditions, as set forth in the table below.

Grant date	Number of RSUs outstanding	Deemed issue price	Expiry date
April 29, 2024	20,000 (1)	C$9.10	December 31, 2024
Total	20,000	-	-

Note:

(1)(a) 5,714 RSUs to vest upon the Company achieving at least US$15,000,000 in revenue in 2024; (b) 7,143 RSUs to vest upon the Company achieving at least US$30,000,000 in revenue in 2024; (c) 3,571 RSUs to vest upon the Company achieving at least US$35,000,000 in revenue in 2024 and (d) 3,572 RSUs to vest upon the Company achieving at least US$40,000,000 in revenue in 2024.

Equity Incentive Compensation Plan

The following information is intended as a brief description of the Equity Incentive Compensation Plan and is qualified in its entirety by the full text of the Equity Incentive Compensation Plan, which is filed as part of this Registration Statement as Exhibit 4.16. Capitalized terms not otherwise defined herein are as defined in the Equity Incentive Compensation Plan.

•The maximum number of Common Shares issuable pursuant to grants under the RSUs (“Awards”) issued under the Equity Incentive Compensation Plan shall not exceed 5% of the issued and outstanding Common Shares at the time of grant;

•The maximum number of Common Shares for which Awards and other security-based compensation may be issued to any one Participant in any 12month period shall not exceed 5% of the outstanding Common Shares, calculated on the date an Award is granted to the Participant;

•The maximum number of Common Shares for which Awards and other security-based compensation may be issued to Insiders (as a group) at any point in time shall not exceed 10% of the outstanding Common Shares; and (ii) the aggregate number of Awards and other security-based compensation granted to Insiders (as a group), within any 12month period, shall not exceed 10% of the outstanding Common Shares, calculated at the date an Award is granted to any Insider;

•Awards under the Equity Incentive Compensation Plan shall be granted only to bona fide Employees, Officers, Directors, Management Company Employees and Consultants;

•Each Award grant shall be evidenced by an Award Agreement that shall specify the number and type of Awards granted, the settlement date for the Awards, and any other provisions as the Committee shall determine;

•The Awards granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated. All rights with respect to the Awards granted to a Participant under the Equity Incentive Compensation Plan shall be available in accordance with the terms of the Equity Incentive Compensation Plan;

•Unless otherwise specified in an Award Agreement, and subject to any provisions of the Equity Incentive Compensation Plan or the applicable Award Agreement relating to acceleration of vesting of Awards, Awards shall vest at the discretion of the Committee, provided, however, that no Award may vest before the date that is one (1) year following the date of the grant of the Award, unless the Award Agreement permits acceleration of vesting in the event of the death of the Participant, or where the Participant ceases to be a Permitted Participant in connection with a Change of Control, as further set out in the Equity Incentive Compensation Plan;

•The Board may, at any time, suspend or terminate the Equity Incentive Compensation Plan. Subject to compliance with any applicable law, including the Exchange Policies, the Board may also, at any time, amend or revise the terms of the Equity Incentive Compensation Plan necessary to comply with any requirement of the Exchange. No such amendment of the Equity Incentive Compensation Plan or Award Agreement may be made if such amendment would materially and adversely impair any rights arising from any Awards previously granted to a Participant under the Equity Incentive Compensation Plan without the consent of the Participant or the representatives of his or her estate, as applicable; and

•Disinterested Shareholder approval, as required by the Exchange Policies, shall be obtained for any reduction in the grant or exercise price or an extension of the term of an Award if the Participant is an Insider at the time of the proposed amendment.

Convertible Notes

The following table summarizes the conversions of the convertible notes of the Company (the “Convertible Notes”) since December 31, 2023, being the end of the period to which the audited annual consolidated financial statements relate. The Convertible Notes are referred to as “Convertible Loans” in the audited annual consolidated financial statements and the unaudited interim consolidated financial statements.

	Convertible Loans A described in the financial statements	Convertible Loans B described in the financial statements	Convertible Loans C described in the financial statements
	US$ in thousands
Principal and Interest as at December 31, 2023	4,470	10,342	3,638
Conversion of Principal and Interest on March 28, 2024	(319)	(8,795)	(3,226)
Conversion of Principal and Interest on April 18, 2024	(3,008)	(674)	(442)
Conversion of Principal and Interest on June 21, 2024	(56)	(876)	(96)
Conversion of Principal and Interest on June 28, 2024	-	(155)	-
Interest accrued and exchange rate differences	158	158	126
Principal and Interest as at August 14, 2024	1,245	-	-

As of the date hereof, the aggregate outstanding unconverted portions of the principal amount (the “Principal Amount”) and accrued interest thereon (the “Interest”) of the Convertible Notes was C$1,660,440.57 or US$1,245,330.42 based on a conversion rate of US$1.00 = C$0.75.

The Principal Amount and Interest of each Convertible Note is convertible by the holder thereof at such conversion price (the “Conversion Price”) to acquire such number of Common Shares until such maturity date as set forth in the table below.

Issue date	Convertible Loan described in the financial statements	Aggregate Principal Amount and Interest outstanding (C$)	Aggregate Principal Amount and Interest outstanding (US$)	Conversion price	Maturity date
October 13, 2022	A	1,589,289.36 (1)	1,191,967.02 (1)(2)	(3)	October 13, 2024
November 15, 2022	A	71,151.20 (1)	53,363.40 (1)(2)	(3)	November 15, 2024
Total	-	1,660,440.56	1,245,330.42	-	-

Notes:

(1)The Principal Amount, to the extent and for the period of time it is unconverted, accrues Interest at a rate of 9% per annum.

(2)Converted into U.S. dollars based on a conversion rate of US$1.00 = C$0.75.

(3)Convertible at a Conversion Price per Common Share equal to:

(a)C$11.20, if the date of the receipt of such conversion notice by the Company occurs between and including the date of issuance and the date that is 90 days following the date of issuance;

(b)C$12.25, if the date of the receipt of such conversion notice by the Company occurs between and including the dates that are 91 days following the date of issuance and 180 days following the date of issuance;

(c)C$13.65, if the date of the receipt of such conversion notice by the Company occurs between and including the dates that are 181 days following the date of issuance and 270 days following the date of issuance; or

(d)C$15.40, if the date of the receipt of such conversion notice by the Company occurs between and including the date that is 271 days following the date of issuance and the date that is one (1) day prior to the date that is twelve (12) months following the date of issuance (the “Anniversary”).

If the date of the receipt of such conversion notice by the Company occurs on or following the Anniversary:

(a)75% of the closing price of the Common Shares, on the principal exchange on which the Common Shares are listed, on the date of receipt of the conversion notice by the Company (the “Closing Price”) if the Closing Price is C$17.50 or less; or

(b)80% of the Closing Price, if the Closing Price is C$17.85 or greater, and

(the “Discounted Conversion Price”)

If the Discounted Conversion Price is less than C$9.10 per Common Share (the “Floor Price”), the Conversion Price will be equal to the Floor Price.

If the Discounted Conversion Price is greater than C$22.75 per Common Share, the Conversion Price shall not exceed:

(a)C$22.75, if the date of the receipt of such conversion notice by the Company occurs between and including the Anniversary and the date that is 90 days following the Anniversary;

(b)C$26.25, if the date of the receipt of such conversion notice by the Company occurs between and including the dates that are 91 days following the Anniversary and 180 days following the Anniversary;

(c)C$29.75, if the date of the receipt of such conversion notice by the Company occurs between and including the dates that are 181 days following the Anniversary and 270 days following the Anniversary; or

(d)C$33.25, if the date of the receipt of such conversion notice by the Company occurs between and including the date that is 271 days following the Anniversary and the date that is one day prior to the date that is twenty-four (24) months following the date of issuance.

C.Other Securities

Not applicable.

D.American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.CODE OF ETHICS

Not applicable.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

See “Item 8. Financial Statements.”

ITEM 18.FINANCIAL STATEMENTS

See “Item 8. Financial Statements.”

ITEM 19.EXHIBITS

Exhibit No.	Description
1.1**	Articles, as amended on December 14, 2023
1.2**†	Notice of Articles dated May 31, 2024
4.1**†!	Agreement dated March 31, 2024 between BioHarvest Israel and the Seller
4.2**†	Agreement dated March 31, 2024 among BioHarvest Israel, the Yavne No. 2 Landlord and the Seller
4.3**†!	Lease Agreement dated March 31, 2024 between BioHarvest Israel and the Yavne No. 2 Landlord
4.4**†!	Agreement dated March 21, 2007 between BioHarvest Israel and the Licensor
4.5*†	Memorandum of Agreement dated July 12, 2023 between BioHarvest Israel and the TV Network
4.6**†	Development Agreement dated January 1, 2024 between the Company and the Biopharmaceutical Partner
4.7*†	Development Agreement dated February 22, 2024 between the Company and the Food Product Partner
4.8**†	Investor Relations Consulting Agreement dated February 15, 2024 between the Company and the MZ Group
4.9**†	Consulting Agreement dated June 8, 2020 between the Company and Ilan Sobel
4.10**†	Consulting Agreement dated August 1, 2020 among the Company, the M&S Group and Alan Rootenberg
4.11**†

Offer of Employment dated February 10, 2010, as last amended on January 1, 2024, between BioHarvest Israel and Yoheved (Yochi) Hagay, including the Addendum to Personal Employment Agreement dated January 22, 2015 between BioHarvest Israel and Yoheved (Yochi) Hagay

4.12**†	Employment Agreement dated April 19, 2023 between BioHarvest Israel and Ilana Belzer†
4.13**†	Consulting Agreement dated April 27, 2022, as amended on January 1, 2024, between the Company and Brian Cornblatt
4.14**†	Management Consulting Agreement dated March 6, 2019 among the Company, Ry-N Ginger and David Ryan
4.15**	Stock Option Plan, as amended and restated on November 9, 2023
4.16**	Equity Incentive Compensation Plan dated November 9, 2023
8.1*	Consent of Ziv Haft Certified Public Accountants (Isr.)
15.1**	List of Subsidiaries

* Filed herewith, including amendments/corrections to previously filed.

** Previously filed.

† Portions of this exhibit have been redacted in compliance with Regulation S-K Items 601(a)(5) and 601(b). The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

! This document or a portion thereof is in Hebrew and is accompanied by an English translation or summary in accordance with Rule 12(b)-12(d) of the Exchange Act (17 CFR 240.12b-12(d)).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

BIOHARVEST SCIENCES INC.

/s/ Ilan Sobel

Name: Ilan Sobel

Title: Chief Executive Officer

/s/ Alan Rootenberg

Name: Alan Rootenberg

Title: Chief Financial Officer

Date: August 14, 2024

INDEX TO FINANCIAL STATEMENTS

Page No.	Description
F-1	The Company’s audited annual consolidated financial statements as of December 31, 2023 and December 31, 2022, together with the report of Ziv Haft Certified Public Accountants (Isr.)
F-50	The Company’s unaudited interim consolidated financial statements as of March 31, 2024 and March 31, 2023

BioHarvest Sciences Inc.

Consolidated Financial Statements

For the Year Ended December 31, 2023

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

BioHarvest Sciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BioHarvest Sciences Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022 and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively IFRS).”

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1B to the consolidated financial statements, the Company incurred losses from operations since its inception, and as of December 31, 2023, the Company has an accumulated deficit of $83,505 thousand. In addition, the Company generated negative cash flows from operating activities of $8,522 thousand and a loss in the amount of $12,564 thousand for the year ended December 31, 2023. These factors raise a substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

Tel-Aviv, Israel	/s/ Ziv haft
May 26, 2024, except for the effects of the reverse stock split discussed in Note 26, note 1, note 8, note 10, note 11, and note 12 to the financial statements, as to which the date is July 24, 2024	Certified Public Accountants (Isr.)
BDO Member Firm

BioHarvest Sciences Inc. Consolidated Statements of Financial Position U.S. dollars in thousands

	Notes	As at December 31, 2023	As at December 31, 2022
Assets
Current
Cash and cash equivalents		$ 5,355	$ 1,736
Trade accounts receivable		808	545
Other accounts receivable	4	423	663
Inventory	5	2,466	1,378
Total current assets		9,052	4,322

Non-current
Restricted cash		179	163
Property and equipment, net	6	5,771	4,908
Total non-current assets		5,950	5,071

Total assets		$ 15,002	$ 9,393

Liabilities
Current liabilities
Trade accounts payable		$ 1,778	$ 1,067
Other accounts payable	9	3,172	1,740
Derivative liability - Warrants	8	526	-
Convertible loans	12	20,533	8,549
Accrued liabilities		458	163
Total current liabilities		26,467	11,519

Non-current liabilities
Cash-settled share-based payment	11	-	123
Lease liability	7	1,425	1,670
Liability to Agricultural Research Organization	23	1,963	2,010
Total non-current liabilities		3,388	3,803

Shareholders’ equity (deficit)
Share capital and contributed surplus	10	68,652	65,012
Accumulated deficit		(83,505)	(70,941)
Total Shareholders’ equity (deficit)		(14,853)	(5,929)

Total liabilities and shareholders’ equity (deficit)		$ 15,002	$ 9,393

Going Concern (Note 1B)

July 24, 2024	/s/ Zaki Rakib	/s/ Ilan Sobel
Date of approval of the financial statements	Director	CEO

The accompanying notes are an integral part of the consolidated financial statements.

BioHarvest Sciences Inc. Consolidated Statement of Comprehensive Loss U.S. dollars in thousands, except per share data

		Year ended December 31,
	Notes	2023	2022	2021

Revenues	16	$ 12,672	$ 5,498	$ 2,102
Cost of revenues	17	7,039	4,279	1,432
Gross profit		5,633	1,219	670

Operating expenses
Research and development expenses	18	3,369	2,308	4,129
Sales and marketing expenses	19	7,748	5,221	3,306
General and administrative expenses	20	4,482	4,302	1,726
Total operating expenses		(15,599)	(11,831)	(9,161)

Loss from operations		(9,966)	(10,612)	(8,491)

Finance expenses	21	2,624	1,485	1,626
Finance income	22	26	861	290
Net loss before tax		(12,564)	(11,236)	(9,827)

Net loss and comprehensive loss		$ (12,564)	$ (11,236)	$ (9,827)

Basic and Diluted loss per share		(*) (0.93)	(*) (0.86)	(*) (0.79)
Weighted Average Number of Shares Outstanding		(*) 13,533,160	(*) 13,053,645	(*) 12,447,698

(*) After giving effect to the share consolidation indicated in (Note 26.10)

The accompanying notes are an integral part of the consolidated financial statements.

BioHarvest Sciences Inc. Consolidated Statements of Changes in Shareholders’ Equity (Deficit) U.S. dollars in thousands, except per share data

	Note	Number of shares(*)	Share Capital and contributed surplus	Accumulated deficit	Total

Balance, January 1, 2021		410,619,089	$47,583	$(49,878)	$(2,295)

Issuance of units of securities, net	10	23,231,204	6,112	-	6,112
Share based compensation		-	3,040	-	3,040
Exercise of warrants		19,779,844	5,825	-	5,825
Comprehensive loss for the period		-	-	(9,827)	(9,827)
Balance, December 31, 2021		453,630,137	62,560	(59,705)	2,855

Exercise of options and warrants by employees and consultants	10	6,922,138	819	-	819
Share based compensation		-	1,569	-	1,569
Exercise of warrants		164,000	64	-	64
Comprehensive loss for the period		-	-	(11,236)	(11,236)
Balance, December 31, 2022		460,716,275	65,012	(70,941)	(5,929)

Exercise of options and warrants by employees and consultants	10	3,619,639	403	-	403
Share based compensation		-	664	-	664
Conversion of Convertible Loans		14,252,254	2,557	-	2,557
Share issuance in lieu of cash fees		100,000	16	-	16
Net loss and comprehensive loss for the period		-	-	(12,564)	(12,564)
Balance, December 31, 2023		478,688,168	68,652	(83,505)	(14,853)

(*) Before giving effect to the share consolidation indicated in (Note 26.10)

The accompanying notes are an integral part of the consolidated financial statements.

BioHarvest Sciences Inc. Consolidated Statement of Cash Flows U.S. dollars in thousands

		Year ended December 31,
	Note	2023	2022	2021
Cash flows from operating activities:
Net loss for the year		$ (12,564)	$ (11,236)	$ (9,827)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		840	712	389
Fair value adjustments of convertible loans		1,024	891	-
Fair value adjustments of derivative liability - warrants		526	(630)	774
Re-assessment of Agricultural Research Organization liability	23	96	(129)	(2,154)
Interest on liability for Agricultural Research Organization		402	360	662
Finance expense, net		367	(112)	227
Share based compensation (including cash-settled share-based payment)		563	1,352	3,367

Changes in operations assets and liabilities:
Change in inventory		(1,088)	(450)	(828)
Change in trade accounts receivables		(263)	(159)	(168)
Change in other accounts receivables		240	(429)	(98)
Changes in trade payables and accrued expenses		1,865	730	998
Cash used in operations		(7,990)	(9,100)	(6,658)
Interest paid		(532)	(141)	(136)
Net cash used in operating activities		(8,522)	(9,241)	(6,794)

Cash flow from investing activities:
Purchase of property and equipment		(1,474)	(1,256)	(1,640)
Net cash used in investing activities		(1,474)	(1,256)	(1,640)

Cash flow from financing activities
Payments of lease liabilities		(364)	(359)	(332)
Net proceeds from issuance of unit of securities	10	-	-	7,466
Exercise of warrants		-	58	-
Exercise of options and warrants by employees and consultants		403	819	3,638
Payment of royalties		-	(38)	-
Convertible loans received	12	13,517	7,658	-
Net cash provided by financing activities		13,556	8,138	10,772

Exchange rate differences on cash and cash equivalents		59	(22)	(4)
Increase in cash and cash equivalents		3,560	(2,359)	2,338
Cash and cash equivalents at the beginning of the year		1,736	4,117	1,783
Cash at the end of the year		$ 5,355	$ 1,736	$ 4,117

Significant non-cash transactions:
Conversion of Convertible loans into shares		2,557	-	-

The accompanying notes are an integral part of the consolidated financial statements.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 1 - GENERAL:

A.The Company:

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”), was incorporated under the Business Corporations Act of British Columbia on April 19, 2013. The Company fully owns BioHarvest Ltd., (“BioHarvest”), a company incorporated in Israel, and Superfood Nutraceuticals Inc., (“Superfood”) a company incorporated in Delaware, USA.

BioHarvest was incorporated in January 2007 and commenced its activity in July 2007.

In July 2014, BioHarvest Ltd incorporated a Delaware based subsidiary, BioHarvest Inc (“BioHarvest Inc”).

On October 28, 2020, BioHarvest Sciences incorporated a wholly owned subsidiary in Delaware, Superfood Nutraceuticals Inc. (“Superfood”).

The Company is publicly traded on the Canadian Securities Exchange under the symbol BHSC, on the OTC under the symbol CNVCF and on the Frankfurt Stock Exchange under the symbol 8MV.

The official address of the Company is 1140-625 Howe St., Vancouver, BC V6C 2T6, Canada.

Merger transaction

On December 9, 2019, BioHarvest entered into a merger agreement with Merger Sub (hereafter the “Merger Transaction”). Pursuant to the terms and subject to the closing conditions set forth in the Merger Agreement, Merger Sub would merge into the Company in accordance with sections 314 through 327 of the Israeli Companies Law, and the separate corporate existence of Merger Sub would cease. Following the Merger Transaction, BioHarvest would become a wholly owned subsidiary of BioHarvest Sciences, which would become the record and beneficial owner of all of the issued and outstanding shares of BioHarvest’s share capital, and there would be no outstanding shares, options, warrants or rights of any kind to subscribe for or purchase any shares of BioHarvest’s share capital. According to the merger agreement, the closing of the merger was subject to the following closing conditions:

•Shareholder approval at meetings called for that purpose;

•Approval of the Israeli Securities Authority;

•The indebtedness of BioHarvest at closing not exceeding $500;

•Approval of the Canadian Securities Exchange;

•The agreement of Convertible Loans holders of BioHarvest to accept warrants of BioHarvest Sciences to replace their warrants in BioHarvest;

•Termination of BioHarvest outstanding options payable; and

•BioHarvest Sciences to complete a financing round of $4 million, subject to adjustment at the option of BioHarvest Sciences, depending on the financial position of BioHarvest at closing

On March 31, 2020, all terms of the Merger Transaction were met. The following was the merger consideration:

•Issuance of 299,057,739 (8,544,507 post-Consolidation) Common Shares, of BioHarvest Sciences to the shareholders of BioHarvest at a deemed price of $0.11 ($3.85 post-Consolidation) per share (CAD $0.15 (CAD $5.25 post-Consolidation)).

•Issuance of 39,565,579 (1,130,445 post-Consolidation) warrants to purchase common shares of BioHarvest Sciences at exercise price of $0.70 ($24.5 post-Consolidation) per share (CAD $1.00 (CAD $35.00 post-consolidation)). Each warrant exercisable until August 31, 2020. These warrants replace the existing warrants held by the convertible loan holders in BioHarvest.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 1 - GENERAL (Continued):

As part of the closing of the Merger Transaction, all of BioHarvest’s convertible loans signed a statement of conversion (the “Statement of Conversion”) according to which each lender agreed that effective as of immediately prior to, and subject to the closing of the Merger Transaction, the amount payable would be converted into BioHarvest’s shares. These shares would be replaced with approximately 1.7 shares of BioHarvest Sciences for each BioHarvest share held and each existing warrant would be converted to approximately 1.7 warrants to purchase an additional common share of BioHarvest Sciences at exercise price of $0.76 ($26.6 post-Consolidation) per share (CAD $1.00 (CAD $35 post-Consolidation)).

As part of the closing of the Merger Transaction, all of BioHarvest’s outstanding share-based compensation options were cancelled (731,348 options).

The Merger Transaction did not constitute a business combination within the scope of IFRS 3 and accordingly has been accounted by the Company in the financial statements as a pooling of interest. According to this method, the Company prepared its financial statements in order to reflect as if the Merger was in effect as of the date the two entities were under common control.

Concurrent with closing the Merger Transaction, BioHarvest Sciences completed a private placement of 8,000,000 shares (228,571 post-Consolidation) at a price of $0.11 ($3.85 post-Consolidation) per share (CAD $0.15 (CAD $5.25 post-Consolidation)) for gross proceeds of $890 (CAD $1,200).

In connection with the private placement, the Company issued 117,600 (3,360 post-Consolidation) finders’ fees warrants (the “Finder Warrants”) to purchase an additional common share of the Company. The Finders Warrants amount equals to 6% of the number of shares placed with persons introduced by the finders. The Finder Warrants are exercisable at $0.11 ($3.85 post-Consolidation) per share (CAD $0.15 (CAD $5.25 post-Consolidation)). Each warrant is exercisable until September 30, 2021.

From March 31, 2020 BioHarvest Sciences held 100% of the issued share capital of BioHarvest.

On December 28, 2021 BioHarvest Ltd (the absorbing company) entered into a merger agreement with Dolarin (the target company). According to the merger agreement, the target company will merge with and into the absorbing company. All the activities, assets and liabilities of Dolarin will be transferred to BioHarvest Ltd, Dolarin will cease to exist and BioHarvest Ltd shall continue as the surviving company.

Description of Business

The Company is engaged in two business segments.

a)Nutraceuticals - Research, development, manufacturing, marketing and sale of science based health and wellness solutions for the nutraceutical industry.

b)Pharmaceuticals - Research and development of plant cell-based Active Pharmaceutical Ingredients that can assist in the treatment of specific medical indications.

Nutraceuticals - Super fruits (Polyphenol Anti-Oxidant) products

The Company’s first nutraceutical superfruits product, VINIA®, is a red grape powder consumed as a food that provides the benefits of red wine consumption but without the sugar and alcohol found in wine. The Company has conducted various clinical trials, to verify the efficacy of the VINIA® powder and has made all required notifications required by the FDA to support the use of its claims on packaging and in communication materials. VINIA® has gone through the necessary regulatory approval processes both in the US and in Israel and is approved for classification as a food item as well as a dietary supplement in these respective markets.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 1 - GENERAL (Continued):

Pharmaceuticals-

The Company’s Botanical Synthesis platform technology may be used in the pharmaceutical industry to produce pharmaceutical active ingredient cells in a process that is controlled, consistent, aseptic, non-GMO, pesticide-free and chemical-free.

The Botanical Synthesis platform technology developed by the Company is protected by 14 granted patents.

Subsequent to December 31, 2023, the Company initiated a change in its operating structure, such that the company will have two primary operating segments, being a Product Development segment and a Service Provision segment. The Company’s Nutraceuticals segment detailed above will comprise the Product Development segment and the Company’s Pharmaceuticals segment was subsumed into the Company’s activities in Contract Development and Manufacturing Operation (CDMO), which will comprise the Services Provision Segment.

B.Going concern:

The Company incurred losses from operations since its inception. As of December 31, 2023, the Company has an accumulated deficit of $83,505. The Company generated negative cash flows from operating activities of $8,522 and a loss in the amount of $12,564 for the year ended December 31, 2023. As of the date of the issuance of these financial statements, the Company has not yet commenced generating sufficient sales to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities. These factors raise a substantial doubt about the Company’s ability to continue as a going concern. The Company’s management plans to fund near term anticipated activities based on proceeds from capital fund raising and future revenues.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

C.On October 7, 2023 an attack was launched against Israel by Hamas (a terror organization) which thrust Israel into a state of war (hereinafter: “The state of war”) in Israel and in the Gaza strip. The company is continuing with its operations both in Israel and globally, as the state of war had no material impact on its operations or business results.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.Basis of preparation:

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB( and Interpretations (collectively IFRS).The financial statements have been prepared under the historical cost convention, except for the embedded derivative, share-based compensation and the convertible loans that are measured at fair value through profit or loss.

The financial statements were approved and signed on May 26, 2024.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

b.New standards, interpretations and amendments adopted from 1 January 2023:

The following amendments are effective for the period beginning January 1, 2023:

a)Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements); These amendments have no effect on the measurement or presentation of any items in the Consolidated financial statements of the Company but affect the disclosure of accounting policies of the Company.

b)Definition of Accounting Estimates (Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors); These amendments had no material effect on the consolidated financial statements of the Company.

c)IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction. These amendments had no material effect on the consolidated financial statements of the Company.

d) IFRS 17 Insurance Contracts issued by the IASB in 2017 and replaces IFRS. These amendments had no material effect on the consolidated financial statements of the Company.

e)International Tax Reform - Pillar Two Model Rules (Amendment to IAS 12 Income Taxes). These amendments had no material effect on the consolidated financial statements of the Company.

There are a number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to December 31, 2023, that the Company has decided not to adopt early. The Company is currently assessing the impact of these new standards, interpretations and amendments. The Company does not believe that the standards, interpretations and amendments will have a material impact on the financial statements once adopted.

c.Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenue and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period that the change in estimate occurs.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates used by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in Note 3.

d.Functional and presentation currency:

The functional currency of the Company and its subsidiaries and the presentation currency of the consolidated financial statements is the U.S. dollar.

The Company and its subsidiaries determine the functional currency of each entity, and this currency is used to separately measure each Company entity’s financial position and operating results.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

e.Foreign currency transactions:

Transactions denominated in foreign currency other than the functional currency are recognized on initial recognition at the exchange rate as of the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate as of that date. Exchange differences are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate as of the date of the transaction.

f.Basis of consolidation:

The Company controls an investee if and only if the Company has:

-Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

-Exposure, or rights, to variable returns from its involvement with the investee, and

-The ability to use its power over the investee to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control over the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-Company assets and liabilities, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it (i) derecognizes the assets (including goodwill) and liabilities of the subsidiary, the carrying amount of any non-controlling interests and the cumulative translation differences recorded in equity. (ii) Recognizes the consideration received at fair value, recognizes any investment retained at fair value of and recognizes any surplus or deficit in profit or loss. (iii) reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liabilities.

g.Cash and cash equivalents:

Cash and cash equivalents are considered by the Company to be highly-liquid investments, including, short-term deposits with banks and the maturity of which do not exceed three months at the time of deposit and which are not restricted.

h.Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

Cost of inventories is determined as follows:

Raw materials - at cost of purchase using the “first-in, first-out” method.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Work in progress and finished goods - on the basis of average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

Purchased merchandise and products - using the weighted average cost method or using the “first-in, first-out” method.

i.Deferred taxation:

The Company accounts for income taxes in accordance with the asset and liability method.  Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and losses carried forward.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the date of enactment or substantive enactment.

Current income taxes are recognized for the estimated income taxes payable for the current year.

Deferred income tax assets are recognized to the extent that management believes that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

j.Impairment of non-financial assets:

Non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of the non-financial asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to dispose), the asset is written down and impairment charge is recognized accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit (i.e. the smallest class of assets to which the asset belongs that generates cash inflow that are largely independent of cash inflows from other assets).

During the years ended December 31, 2023,2022 and 2021 no impairment charges of non-financial assets were recognized.

k.Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

1.In the principal market for the asset or liability, or

2.In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Company.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Classification of fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

l.Financial instruments:

1.Financial assets:

The Company classifies its financial assets based on the business model for managing the financial asset and its contractual cash flow characteristics. The Company’s accounting policy for the relevant category is as follows:

Amortized cost

These assets arise principally from the provision of goods and services to customers (e.g., trade accounts receivable, restricted cash, deposits and other account receivables), but also incorporate other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.

2.Financial Liabilities:

The Company classifies its financial liabilities into one of the following categories:

Amortized cost

These liabilities include Accounts payable, accrued liabilities, bank loans and Liability to Agricultural Research Organization, initially recognized at fair value plus transaction costs that are directly attributable to the issue of the instrument and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities classified as held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss (convertible loan) and derivatives (Derivative liability - Warrants).

Financial liabilities at fair value through profit or loss are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

Derivatives, including separated embedded derivatives, are classified as held for trading.

1.Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

2.Derivative liability - Warrants and convertible loans:

Warrants and convertible notes that are denominated in a currency other than the functional currency of the Company are considered a derivative liability and are classified as financial liabilities at fair value through profit or loss. Accordingly, these warrants and convertible notes are measured at fair value and the changes in fair value in each reporting period are recognized in profit or loss.

3.Derecognition:

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows.

Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

The terms of a financial liability are substantially different if the discounted cash flows under the new terms are at least 10 per cent different from the discounted remaining cash flows of the original financial liability.

4.Impairment of financial assets:

The Company assesses at the end of each reporting period whether there is any objective evidence of impairment of financial assets carried at amortized cost. For December 31, 2023,2022 and 2021 there is no evidence of impairment.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

m.Operating Segment:

An operating segment is a component of the Company that meets the following three criteria:

1.Is engaged in business activities from which it may earn revenues and incur expenses;

2.Whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about allocated resources to the segment and assess its performance; and

3.For which separate financial information is available.

Segment revenue and segment costs include items that are attributable to the relevant segments and items that can be allocated to segments. Items that cannot be allocated to segments include the Company’s financial income and expenses and income tax.

n.Share-based compensation:

Where equity settled share options are awarded to employees, the fair value of the options calculated at the grant date is charged to the statement of comprehensive income over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense charged is not adjusted for failure to achieve a market vesting condition.

The Company’s employees / other service providers are entitled to remuneration in the form of cash-settled share-based payment transactions that are measured based on the increase in the Company’s share price. The cost of cash-settled transactions is measured at fair value on the grant date using an acceptable option pricing model. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at each reporting date until settled at fair value with any changes in fair value recognized in profit or loss.

o.Research and Development:

Research Costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate all the following:

•The technical feasibility of completing the intangible asset so that the asset will be available for use or sale.

•Its intention to complete and its ability and intention to use or sell the asset.

•How the asset will generate future economic benefits.

•The availability of resources to complete the asset.

•The ability to measure reliably the expenditure during development.

During the years ended December 2023 and 2022 the Company did not meet these criteria, therefore all research and development expenditures were expensed as incurred in the following criteria therefore all research and development recognized as expenses.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

p.Liability to Agricultural Research Organization:

Grants received from the Agricultural Research Organization - Volcany Center (henceforth “ARO”) as support for research and development projects include an obligation to pay back royalties conditional on future sales arising from the project. Grants received from ARO, are accounted for as forgivable loans, in accordance with IAS 20 (Revised), pursuant to the provisions of IFRS 9. Accordingly, when the liability for the loan is first recognized, it is measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grants received and the fair value of the liability is accounted for upon recognition of the liability as a grant and recognized in profit or loss as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method.

Changes in the projected cash flows are discounted using the original effective interest and recorded in profit or loss in accordance with the provisions of IFRS 9.

At the end of each reporting period, the Company evaluates, based on its best estimate of future sales, whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid. If there is such reasonable assurance, the appropriate amount of the liability is derecognized and recorded in profit or loss as an adjustment of research and development expenses. If the estimate of future sales indicates that there is no such reasonable assurance, the appropriate amount of the liability that reflects expected future royalty payments is recognized with a corresponding adjustment to research and development expenses.

q.Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment.

A part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method.

The cost of an item of property, plant and equipment comprises the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Computers and others	33
Furniture and office equipment	7-33
Leasehold improvements	10-30
Laboratory equipment	10-15
Factory	7-33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

r.Revenue recognition:

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Revenues from the sale of goods are recognized at the point in time when control of the asset is transferred to the customer, generally upon delivery of the product.

Right of return gives rise to variable consideration. The variable consideration is estimated at contract inception and constrained until the associated uncertainty is subsequently resolved. The application of the constraint on variable consideration increases the amount of revenue that will be deferred.

To estimate the variable consideration to which it will be entitled, the Company applied the ‘most likely amount method. The Company includes in the transaction price amounts of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the end of each reporting period, the Company updates its estimates of variable consideration.

Deferred revenues

A deferred revenue is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

Financing components

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

s.Provisions:

The Company has recognized provisions for liabilities of uncertain timing or amount including those for onerous leases, warranty claims, leasehold dilapidations and legal disputes.  The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

t.Leases:

Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets incurred, and lease payments made at or before the commencement date less any lease incentives received. The cost of right-of-use assets comprises the amount of the initial measurement of the lease liability; lease payments made at or before the commencement date less any lease incentives received; and initial direct costs incurred. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. The right-of-use assets are presented within property, plant and equipment.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate.

The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

Lease term:

The term of a lease is determined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

Depreciation of a right-of-use asset:

Subsequent to the inception of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and accumulated impairment losses, and is adjusted for re-measurements of the lease liability. Depreciation is measured using the straight-line method over the useful life or contractual lease term, whichever ends earlier.

Lessees will be also required to re-measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset, until the carrying amount is reduced to zero.

u.Issuance costs:

The Company allocated the incremental costs that were directly attributable to issuing new shares to equity (net of any income tax benefit) and the costs that were related to the stock market listing, or are otherwise not incremental and directly attributable to issuing new shares, were recognized as an expense in the statement of comprehensive income.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued):

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

a.Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.

b.Derivative liability - Convertible loans:

The fair value of the convertible loans at fair value was estimated by using a binomial model. The simulation approach was designed to take into account the terms and conditions of financial liability, as well as the capital structure of the Company and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

c.Liability to Agricultural Research Organization

Each reporting period, the Company measures the Liability to Agricultural Research Organization, based on discounted cash flows derived from Company’s future anticipated revenues.

d.Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

e.Determining the transaction price and amounts allocated to the performance obligations:

In transactions with customers that include variable consideration, the Company assesses, based on past experience, business forecasts and current economic conditions, whether it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

In determining the transaction price for each contract with a customer, the Company considers the effect of the right of return.

The Company also assesses for each transaction with variable consideration the approach that will best reflect the amount of the consideration to which the Company will be entitled, using either the “expected value” method or the “most likely amount” method.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 4 - OTHER ACCOUNTS RECEIVABLE:

	December 31,
	2023	2022
Prepaid expenses	274	486
Amounts receivables from government Institutions	149	177
Total	423	663

NOTE 5 - INVENTORY:

	December 31,
	2023	2022
Raw materials	424	144
Work in progress	1,626	1,183
Finished goods	416	51
Total	2,466	1,378

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Laboratory equipment	Furniture and office equipment	Leasehold improvements	Computers	Right of use assets	Factory	Total
Cost:

As of January 1, 2022	776	102	564	98	3,121	1,487	6,148
Additions	42	-	7	7	-	1,200	1,256
Disposals	-	-	-	-	-	-	-
As of December 31, 2022	818	102	571	105	3,121	2,687	7,404
Additions	14	4	-	7	229	1,449	1,703
Disposals	-	-	-	-	26	-	26
As of December 31, 2023	832	106	571	112	3,324	4,136	9,081

Accumulated depreciation:
As of January 1, 2021	661	51	228	77	767	-	1,784
Additions	26	9	31	11	427	208	712
Disposals	-	-	-	-	-	-	-
As of December 31, 2022	687	60	259	88	1,194	208	2,496
Additions	29	9	27	11	450	314	840
Disposals	-	-	-	-	26	-	26
As of December 31, 2023	716	69	286	99	1,618	522	3,310

Net Book Value:
As of December 31, 2023	116	37	285	13	1,706	3,614	5,771

As of December 31, 2022	131	42	312	17	1,927	2,479	4,908

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 7 - LEASES:

a)In April 2019 the Company signed a one-year new agreement for office space in Rehovot Israel, with an extension option for two more years. The annual lease commitment is approximately $316 plus common area maintenance charges for 2020.

b)In December 2020, the Company signed a lease agreement for a property at Rehovot, which ends May 2024. According to the terms of this agreement, the Company has an extension option for 3 additional years for all of the Company’s space at this location. The annual lease commitment is approximately $294. The incremental borrowing rate is 6.50%.

c)The Company’s leases several cars. The lease period is for 3 years. The annual lease commitment is approximately $57.

d)In October 2020, the Company entered into a lease agreement with Sugart Ltd. Under the terms of the agreement, the Company will invest in the required capital equipment for its technology as well as appropriate capital upgrades needed for Sugart’s existing manufacturing facility. The facility is located in Yavne, Israel and will be leased for a period of 10 years. The annual lease commitment is approximately $130. The incremental borrowing rate is 6.08%.

Lease liabilities	Year ended December 31
	2023	2022	2021
Interest expense	116	141	136
Total cash outflow for leases	480	500	468
Additions to right-of-use assets	-	-	190

NOTE 8 - DERIVATIVE LIABILITY - WARRANTS:

(i)A summary of changes in share purchase warrants issued by the Company during the years ended December 31 is as follows:

	Number of Warrants(*)	Weighted Average Exercise Price ($)(*)
Balance, January 1, 2021	26,786,332	0.18
Issuance of warrants (Note 10)	19,340,521	0.47
Exercised (Note 10)	(18,298,832)	0.19
Expired	(8,487,500)	0.19
Balance, December 31, 2021	19,340,521	0.47
Exercised (Note 10)	(164,000)	0.45
Expired	(19,176,521)	0.46
Balance, December 31, 2022	-	-
Exercised	-	-
Issuance of Warrants (Note 12b)	18,136,072	0.22
Balance, December 31, 2023	18,136,072	0.22

(*) Before giving effect to the share consolidation indicated in (Note 26.10)

As the warrants issued by the Company had an exercise price denominated in Canadian dollars, which differs from the Company’s functional currency, they did not qualify for classification as equity. These warrants were classified as warrant liability and were recorded initially at the fair value and revalued at each reporting date, using the Black-Scholes valuation method. Changes in fair value for each period were included in the comprehensive profit and loss for the period.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 8 - DERIVATIVE LIABILITY - WARRANTS (Continued):

(ii)The Company uses the Black-Scholes option pricing model to estimate the fair value of the warrant liability at the end of each reporting period.

(iii)The following assumptions were used to estimate the fair value of the derivative warrant liability on:

Number of Warrants*	15,449,829		3,422,687		468,005
	At Issuance Date February 2, 2021	December 31, 2021	At Issuance Date August 30, 2021	December 31, 2021	At Issuance Date October 4, 2021	December 31, 2021
Expected life of warrants	1 year	0.2 year	1 year	0.7 year	1 year	0.8 year
Expected volatility	50%	50%	50%	50%	50%	50%
Expected dividend yield	0%	0%	0%	0%	0%	0%
Risk-free interest rate	0.13%	1.27%	0.89%	1.27%	1.15%	1.27%
Market price of Common share(*)	CAD 0.475	CAD 0.46	CAD 0.395	CAD 0.46	CAD 0.33	CAD 0.46
Exercise price(*)	CAD 0.45	CAD 0.45	CAD 0.55	CAD 0.55	CAD 0.55	CAD 0.55

Number of Warrants*	18,136,072
	At Issuance Date October 30, 2023	December 31, 2023
Expected life of warrants	2 years	1.83 years
Expected volatility	50%	50%
Expected dividend yield	0%	0%
Risk-free interest rate	4.74%	4.17%
Market price of Common share(*)	CAD 0.17	CAD 0.215
Exercise price(*)	CAD 0.3	CAD 0.3

(*) Before giving effect to the share consolidation indicated in (Note 26.10)

The Company considers the expected volatility of the shares of comparable companies and its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on Canadian government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based on the contractual term.

For the year ended December 31, 2023, the Company recorded a loss of $291 as a result of issuance of warrants (see note 12b) and additional loss of $236 in the statement of comprehensive loss as a result of the change in the fair value of the warrant liability. The total expense recorded for the year ended December 31, 2023 was $527 (December 31, 2022, loss of $630 and December 31, 2021, loss of $774).

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 9 - OTHER ACCOUNTS PAYABLE:

	December 31,
	2023	2022
Government institutions	448	306
Lease liability	383	339
Liability to Agricultural Research Organization	545	-
Employees	958	698
Deferred revenue	718	394
Others	120	3
	3,172	1,740

NOTE 10 - SHARE CAPITAL:

Number of shares (*)
	December 31, 2023	December 31, 2022
	Issued and outstanding	Issued and outstanding
Ordinary shares with no par value	478,688,168 (13,676,798 post-Consolidation)	460,716,275 (13,163,316 post-Consolidation)

(*) See also Note 26.10

Ordinary Shares:

Ordinary Shares confer upon their holders, the right to receive notice of, and to participate in, all general meetings of the Company, to vote in such meetings, to receive dividends, and to participate in the distribution of the surplus assets of the Company in the event of liquidation of the Company.

Movements in ordinary shares:

	Number of shares
	Pre-Consolidation	Pre-Consolidation
Balance as of January 1, 2021	410,619,089	11,731,968
Private Placement Financing (see 10b)	15,449,829	441,424
Private Placement Financing (see 10c)	6,845,368	195,582
Private Placement Financing (see 10d)	936,007	26,743
Warrants exercise (see 10e)	19,779,844	565,138
Balance as of December 31, 2021	453,630,137	12,960,855
Exercise of options and warrants by employees and consultants (see 10f)	6,922,138	197,775
Warrants exercise (see 10g)	164,000	4,686
Balance as of December 31, 2022	460,716,275	13,163,316
Share issuance in Lieu of cash fees (see 10h)	100,000	2,857
Exercise of options (see 10i)	3,619,639	103,418
Conversion on Convertible loans (see 10j)	14,252,254	407,207
Balance as of December 31, 2023	478,688,168	13,676,798

a.The Company is authorized to issue an unlimited number of common shares.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 10 - SHARE CAPITAL (Continued):

b.On February 2, 2021 the Company completed a private placement financing by issuing 15,449,829 (441,424 post-Consolidation) units at a price of CAD 0.4 (CAD 14.00 post-Consolidation) ($0.32 ($11.20 post-Consolidation)) per unit for gross proceeds of CAD 6,180 ($4,865). Net proceeds were CAD 5,983 ($4,713). Each unit consists of one common share of the Company and one share purchase warrant. Each warrant is exercisable to purchase an additional common share at a price of CAD 0.45 (CAD 15.75 post-Consolidation) ($0.36 ($12.60 post-Consolidation)) per share for a period of 12 months. The Company paid CAD 197 ($152) as finders’ fees and issued 197,427 (5,641 post-Consolidation) warrants at an exercise price of CAD 0.45 (CAD 15.75 post-Consolidation) ($0.36 ($12.60 post-Consolidation)) that were accounted as share-based compensation, as finders’ fees. The increase in share capital as a result of these transactions is $3,531.

c.On August 30, 2021 the Company completed a private placement financing by issuing 6,845,368 (195,582 post-Consolidation) units at a price of CAD 0.45 (CAD 15.75 post-Consolidation) ($0.36 ($12.60 post-Consolidation)) per unit for gross proceeds of CAD 3,080 ($2,431). Net proceeds were CAD 3,067 ($2,421). Each unit consists of one common share of the Company and one half (1/2) of one share purchase warrant. Each warrant is exercisable to purchase an additional common share at a price of CAD 0.55 (CAD 19.25 post-Consolidation) ($0.43 ($15.05 post-Consolidation)) per share for a period of 12 months. The Company paid CAD 14 ($11) as finders’ fees. The increase in share capital as a result of these transactions is $2,261.

d.On October 4, 2021, the Company completed a private placement financing by issuing 936,007 (26,743 post-Consolidation) units at a price of CAD 0.45 (CAD 15.75 post-Consolidation) ($0.36 ($12.60 post-Consolidation)) per unit for gross proceeds of CAD 421 ($331). Net proceeds were CAD 418 ($329). Each unit consists of one common share of the Company and one half (1/2) of one share purchase warrant. Each warrant is exercisable to purchase an additional common share at a price of CAD 0.55 (CAD 19.25 post-Consolidation) ($0.43 ($15.05 post-Consolidation)) per share for a period of 12 months. The Company paid CAD 3 ($2) as finders’ fees. The increase in share capital as a result of these transactions is $320.

e.During 2021 the Company issued 19,779,844  (565,138 post-Consolidation) common shares as a result of the exercise of 15,192,446  (434,070 post-Consolidation) warrants with an exercise price of CAD 0.23  (CAD 8.05 post-Consolidation) ($0.17 ($5.95 post-Consolidation)), the exercise of 3,106,386  (88,754 post-Consolidation) warrants with an exercise price of CAD 0.3 (CAD 10.50 post-Consolidation( ($0.23 ($8.05 post-Consolidation)) and the exercise 1,481,012 (42,315 post-Consolidation) warrants with an exercise price of CAD 0.15 (CAD 5.25 post-Consolidation) ($0.11 ($3.85 post-Consolidation)). The increase in share capital as a result of these transactions is $5,828.

f.During 2022 the Company issued 6,922,138 (197,775 post-Consolidation) common shares as a result of the exercise of 300,000 (8,571 post-Consolidation) warrants issued to employees and or consultants with an exercise price of CAD 0.14 (CAD 4.90 post-Consolidation) (approximately $0.10 ($3.50 post-Consolidation)), 2,600,000 (74,286 post-Consolidation) warrants issued to consultants with an exercise price of CAD 0.15 (CAD 5.25 post-Consolidation) (approximately $0.11 ($3.85 post-Consolidation)), 152,499 (4,357 post-Consolidation) options with an exercise price of CAD 0.19 (CAD 6.65 post-Consolidation) (approximately $0.15 ($5.25 post-Consolidation)) and the exercise of 3,869,639 (110,561 post-Consolidation) options with an exercise price of CAD 0.15 (CAD 5.25 post-Consolidation) (approximately $0.11 ($3.85 post-Consolidation)). The increase in Share Capital and Premium as a result of these transactions is $819.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 10 - SHARE CAPITAL (Continued):

g.During 2022 the Company issued 164,000 (4,686 post-Consolidation) common shares as a result of the exercise of 164,000 (4,686 post-Consolidation) warrants issued to investors with an exercise price of CAD 0.45 (CAD 15.75 post-Consolidation) ($0.36 ($12.60 post-Consolidation)). The increase in Share Capital and Premium as a result of these transactions is $64.

h.On July 14, 2023 the Company issued 100,000 (2,857 post-Consolidation) common shares to consultants in lieu of cash fees. The increase in share capital and premium as a result of this transaction is $16.

i.During 2023 the Company issued 3,619,639 (103,418 post-Consolidation) common shares as a result of the exercise of options having an exercise price of CAD 0.15 (CAD 5.25 post-Consolidation (($0.11 ($3.85 post-Consolidation)). The increase in share capital and premium as a result of this transaction is $403.

j.During 2023 the Company issued 14,252,254 (407,207 post-Consolidation) common shares as a result of the conversion of convertible loans. The increase in share capital and premium as a result of this transaction is $2,557.

NOTE 11 - SHARE BASED COMPENSATION:

a.Options granted under the Company’s 2008 Israeli Share Option Plan (“Plan”) are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of the exercise price.

b.On January 12, 2021, the Company granted 765,000 (21,855 post-Consolidation) options to purchase the Company’s shares at CAD 0.36 (CAD 12.6 post-Consolidation) ($0.29 ($10.15 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 665,000 (18,998 post-Consolidation) options will vest quarterly over a 3-year period and 100,000 (2,857 options will vest monthly over a 7 month period. The total value of the options granted is CAD 124 ($98).

c.On January 29, 2021, the Company granted 245,000 (7,000 post-Consolidation) options to purchase the Company’s shares at CAD 0.43 (CAD 15.05 post-Consolidation (($0.34 ($11.90 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 20,000 (571 post-Consolidation) options will vest quarterly over a 3-year period, 175,000 (5,000 post-Consolidation) options will vest quarterly over a 1-year period and 50,000 (1,429 post-Consolidation) options will vest monthly over a 4 month period. The total value of the options granted is CAD 37 ($29).

d.On February 8, 2021, the Company granted 441,000 (12,600 post-Consolidation) options to purchase the Company’s shares at CAD 0.5 (CAD 17.50 post-Consolidation (($0.4 ($14.00 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 415,000 (11,857 post-Consolidation) options will vest quarterly over a 3-year period, and 26,000 (743 post-Consolidation) options will vest monthly over a 4 month period. The total value of the options granted is CAD 100 ($79).

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 11 - SHARE BASED COMPENSATION (Continued):

e.On February 25, 2021, the Company granted 6,000,000 (171,429 post-Consolidation) options to purchase the Company’s shares at CAD 0.66 (CAD 23.10 post-Consolidation( ($0.52 ($18.20 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. The total value of the options granted is CAD 1,738 ($1,373). The Company also included a cash compensation mechanism. According to the agreement, if by the completion of the vesting period of 2 years, the Company’s share price does not exceed CAD 1.89 (CAD 66.15 post-Consolidation) ($1.49 ($52.15 post-Consolidation)), the Company will pay cash compensation to the option holders of up to CAD 2,000 ($1,580). The payment will be paid in 4 installments over one year.

	At Issuance Date February 25, 2021	December 31, 2021	December 31, 2022
Risk-free interest rate	0.76%	1.27%	4.05%
Expected volatility	50%	50%	50%

f.On March 22, 2021, the Company granted 5,223,800 (149,252 post-Consolidation) options to purchase the Company’s shares at CAD 0.51 (CAD 17.85 post-Consolidation) ($0.41 ($14.35 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 750,000 (21,429 post-Consolidation) options will vest quarterly over a 3-year period, 4,343,800 (124,109 post-Consolidation) options will vest quarterly over a 2-year period and 130,000 (3,714 post-Consolidation) options will vest monthly over a 10 month period. The total value of the options granted is CAD 1,189 ($951).

g.On July 9, 2021 the Company granted 423,000 (12,086 post-Consolidation) options to purchase the Company’s shares at CAD 0.45 (CAD 15.75 post-Consolidation) ($0.36 ($12.60 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 370,000 (10,571 post-Consolidation) options will vest quarterly over a 3-year period and 53,000 (1,515 post-Consolidation) options will vest monthly over a 4 month period. The total value of the options granted is CAD 87 ($70).

h.On October 8, 2021 the Company granted 955,000 (27,286 post-Consolidation) options to purchase the Company’s shares at CAD 0.34 (CAD 11.90 post-Consolidation) ($0.27 ($9.45 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 915,000  (26,144 post-Consolidation) options will vest quarterly over a 3-year period, 20,000 (571 post-Consolidation) options will vest quarterly over a 2-year period and 20,000 (571 post-Consolidation) options will vest monthly over a 6 month period. The total value of the options granted is CAD 146 ($117).

i.On October 21, 2021 the Company granted 400,000 (11,429 post-Consolidation) options to purchase the Company’s shares at CAD 0.34 (CAD 11.90 post-Consolidation) ($0.28 ($9.80 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 3-year period. The total value of the options granted is CAD 63 ($51).

j.On October 29, 2021 the Company granted 113,200 (3,234 post-Consolidation) options to purchase the Company’s shares at CAD 0.40 (CAD 14.00 post-Consolidation) ($0.33 ($11.55 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 11 - SHARE BASED COMPENSATION (Continued):

k.period. 100,000 (2,857 post-Consolidation) options will vest quarterly over a 3-year period and 13,200 (377 post-Consolidation) options will vest monthly over a 6-month period. The total value of the options granted is CAD 21 ($17).

l.On November 29, 2021 the Company granted 850,000 (24,286 post-Consolidation) options to purchase the Company’s shares at CAD 0.375 (CAD 13.13 post-Consolidation) ($0.30 ($10.50 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 800,000 (22,857 post-Consolidation) options will vest quarterly over a 3-year period and 50,000 (1,429 post-Consolidation) options will vest monthly over a 3 month period. The total value of the options granted is CAD 147 ($116).

m.On January 1, 2022 the Company canceled 650,000 (18,571 post-Consolidation) options granted on December 24, 2020 at CAD 0.19 (CAD 6.65 post-Consolidation) ($0.15 ($5.25 post-Consolidation)).

n.On March 25, 2022 the Company granted 482,000 (13,772 post-Consolidation) options to purchase the Company’s shares at CAD 0.35 (CAD 12.25 post-Consolidation( ($0.26 ($9.10 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 240,000 (6,857 post-Consolidation) options will vest quarterly over a 3-year period, 215,000  (6,143 post-Consolidation) options will vest quarterly over a 1-year period, 12,000 (343 post-Consolidation) options will vest monthly over a 6 month period and 15,000 (429 post-Consolidation) options will vest monthly over 4 month period. The total value of the options granted is CAD 79 ($63).

o.On May 5, 2022 the Company granted 350,000 (10,000 post-Consolidation) options to purchase the Company’s shares at CAD 0.34 (CAD 11.90 post-Consolidation( ($0.25 ($8.75 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 3-year period. The total value of the options granted is CAD 58 ($46).

p.On July 4, 2022 the Company granted 1,360,000 (38,857 post-Consolidation) options to purchase the Company’s shares at CAD 0.24 (CAD 8.40 post-Consolidation) ($0.18 ($6.30 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 325,000 (9,287 post-Consolidation) options will vest quarterly over a 3-year period, 35,000 (1,000 post-Consolidation) options will vest monthly over a 2 months period, 166,666  (4,762 post-Consolidation) options will vest at once after 6 months and 833,334 (23,810 post-Consolidation) options will vest monthly starting January 4, 2023 over a 2.5 years period. The total value of the options granted is CAD 153 ($120).

q.On July 4, 2022 the Company canceled 4,343,800 (124,109 post-Consolidation) options granted on March 22, 2021 at CAD 0.51 (CAD 17.85 post-Consolidation) ($0.41 ($14.35 post-Consolidation)).

r.On July 8, 2022 the Company granted 30,000 (857 post-Consolidation) options to purchase the Company’s shares at CAD 0.23 (CAD 8.05 post-Consolidation) ($0.17 ($5.95 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. The options will vest monthly over a 2-months period. The total value of the options granted is CAD 4 ($3).

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 11 - SHARE BASED COMPENSATION (Continued):

s.On September 9, 2022 the Company granted 5,693,800 (162,680 post-Consolidation) options to purchase the Company’s shares at CAD 0.32 (CAD 11.20 post-Consolidation) ($0.24 ($8.40 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 1,300,000 (37,143 post-Consolidation) options will vest quarterly over a 3-year period and 4,393,800 (125,537 post-Consolidation) options will vest quarterly over a 2-years period. The total value of the options granted is CAD 829 ($638).

t.On October 21, 2022 the Company granted 145,000 (4,143 post-Consolidation) options to purchase the Company’s shares at CAD 0.28 (CAD 9.80 post-Consolidation) ($0.21 ($7.35 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 10,000 (286 post-Consolidation) options will vest quarterly over a 3-year period, 75,000 (2,143 post-Consolidation) options will vest quarterly over 1-year period and 60,000 (1,714 post-Consolidation) options will vest over a 4 month period. The total value of the options granted is CAD 20 ($15).

u.On November 4, 2022 the Company granted 100,000 (2,857 post-Consolidation) options to purchase the Company’s shares at CAD 0.28 (CAD 9.80 post-Consolidation) ($0.21 ($7.35 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. The options will vest monthly over a 9-month period. The total value of the options granted is CAD 14 ($10).

v.On February 3, 2023, the Company granted employees and consultants 395,000 (11,286 post-Consolidation) options to purchase shares of the Company at CAD 0.29 (CAD 10.15 post-Consolidation) ($0.22 ($7.70 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 370,000 (10,572 post-Consolidation) options will vest quarterly over a 3-year period, 25,000 (714 post-Consolidation) options will vest over a 3-month period. The total value of the options granted is CAD 57 ($43).

w.On March 13, 2023, the Company granted employees and consultants 350,000 (10,000 post-Consolidation) options to purchase the Company’s shares at CAD 0.22 (CAD 7.70 post-Consolidation) ($0.16 ($5.60 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 2-year period. The total value of the options granted is CAD 39 ($28).

x.On April 21, 2023, the Company granted employees and consultants 1,850,000 (52,857 post-Consolidation) options to purchase the Company’s shares at CAD 0.26 (CAD 9.10 post-Consolidation) ($0.20 ($7.00 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 850,000 (24,285 post-Consolidation) options will vest quarterly over a 2-year period. 194,444 (5,556 post-Consolidation) options will vest at once after 6 months period. 250,000 (7,143 post-Consolidation) options will start vesting after 6 months from the grant date, quarterly over 1.5-year period. 555,556 (15,873 post-Consolidation) options will start vesting after 6 months from the grant date, quarterly over 2.5-year period. The total value of the options granted is CAD 238 ($176).

y.On June 2, 2023, the Company granted employees and consultants 600,000 (17,143 post-Consolidation) options to purchase the Company’s shares at CAD 0.21 (CAD 7.35 post-Consolidation) ($0.16 ($5.60 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 3-year period. The total value of the options granted is CAD 64 ($48).

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 11 - SHARE BASED COMPENSATION (Continued):

z.On August 18, 2023, the Company granted employees and consultants 300,000 (8,571 post-Consolidation) options to purchase the Company’s shares at CAD 0.17 (CAD 5.95 post-Consolidation) ($0.13 ($4.55 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 3-year period. The total value of the options granted is CAD 26 ($19).

aa.On December 8, 2023, the Company granted employees and consultants 2,962,500 (84,643 post-Consolidation) options to purchase the Company’s shares at CAD 0.20 (CAD 7.00 post-Consolidation) ($0.15 ($5.25 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 2,262,500 (64,643 post-Consolidation) options will vest quarterly over a 3-year period. 575,000 (16,429 post-Consolidation) options will vest quarterly over a 2-year period. 100,000 (2,857 post-Consolidation) options will vest quarterly over a 1-year period. 25,000 (714 post-Consolidation) options will vest over a 3-month period. The total value of the options granted is CAD 300 ($220).

bb.On December 15, 2023, the Company granted consultants 300,000 (8,571 post-Consolidation) options to purchase the Company’s shares at CAD 0.21 (CAD 7.35 post-Consolidation) ($0.16 ($5.60 post-Consolidation)) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 3-year period. The total value of the options granted is CAD 32 ($24).

cc.The following assumptions were used to estimate the fair value of the options:

Expected volatility	50%
Expected dividend yield	0%

dd.A summary of activity of options granted to purchase the Company’s Shares under the Company’s share option plan is as follows:

	December 31, 2023(*)		December 31, 2022(*)		December 31, 2021(*)
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding as beginning of year	62,421,307	0.19	63,958,113	0.19	48,542,113	0.11
Changes during the period:
Granted (See note 11b-11k, 11m-11o, 11q-11aa)	6,757,500	0.17	8,160,800	0.23	15,416,000	0.43
Cancelled (See note 11l, 11p)	-	-	(4,993,800)	0.35	-	-
Exercised (See note 10f, 10i)	(3,619,639)	0.11	(4,022,138)	0.11	-	-
Forfeited	(2,198,333)	0.21	(681,668)	0.18	-	-
Options outstanding at end of period (**)	63,360,835	0.19	62,421,307	0.19	63,958,113	0.19

Options exercisable at period end	55,234,580		48,710,096		52,566,077

(*) Before giving effect to the share consolidation indicated in (Note 26.10)

(**) The options outstanding on December 31, 2023 had a weighted-average contractual life of 7.24 years (December 31, 2022: 7.95 years and December 31, 2021: 8.3 years).

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 11 - SHARE BASED COMPENSATION (Continued):

The following table summarizes information about the options outstanding as of December 31, 2023:

Options Outstanding at December 31, 2023(*)	Exercise Price(*)	Expiry Date	Options Exercisable at December 31, 2023(*)
18,098,196	$0.10 (CAD 0.14)	June 9, 2030	18,098,196
3,769,639	$0.11 (CAD 0.15)	June 10, 2030	3,769,639
12,410,000	$0.11 (CAD 0.15)	July 29, 2030	12,410,000
700,000	$0.11 (CAD 0.15)	September 10, 2030	700,000
950,000	$0.10 (CAD 0.14)	November 9, 2030	950,000
2,858,750	$0.14 (CAD 0.19)	December 23, 2030	2,858,750
665,000	$0.27 (CAD 0.36)	January 12, 2031	609,583
160,000	$0.32 (CAD 0.43)	January 29, 2031	159,167
366,000	$0.37 (CAD 0.50)	February 8, 2031	246,000
6,000,000	$0.49 (CAD 0.66)	February 25, 2031	6,000,000
880,000	$0.38 (CAD 0.51)	March 22, 2031	817,500
243,000	$0.33 (CAD 0.45)	July 9, 2031	193,000
700,000	$0.25 (CAD 0.34)	October 8, 2031	480,000
400,000	$0.25 (CAD 0.34)	October 21, 2031	266,667
63,200	$0.30 (CAD 0.40)	October 29, 2031	46,533
850,000	$0.28 (CAD 0.38)	November 29, 2031	583,333
482,000	$0.26 (CAD 0.35)	March 22, 2032	382,000
300,000	$0.25 (CAD 0.34)	May 6, 2032	150,000
1,360,000	$0.18 (CAD 0.24)	July 4, 2032	642,635
30,000	$0.17 (CAD 0.23)	July 8, 2032	30,000
5,282,550	$0.24 (CAD 0.32)	September 9, 2032	4,775,050
145,000	$0.21 (CAD 0.28)	October 21, 2032	138,333
100,000	$0.21 (CAD 0.28)	November 4, 2032	100,000
385,000	$0.22 (CAD 0.29)	February 3,2033	115,000
350,000	$0.16 (CAD 0.22)	March 10,2033	131,250
1,850,000	$0.20 (CAD 0.26)	April 20,2033	406,944
400,000	$0.16 (CAD 0.21)	June 1,2033	150,000
300,000	$0.13 (CAD 0.17)	August 17,2033	25,000
2,962,500	$0.15 (CAD 0.20)	December 7,2033	-
300,000	$0.16 (CAD 0.21)	December 14,2033	-
63,360,835			55,234,580

(*) Before giving effect to the share consolidation indicated in (Note 26.10)

Warrants

ee.On February 2, 2021, the Company granted to Private Placement’s brokers 197,467 (5,641 post-Consolidation) warrants to purchase the Company’s Shares at an exercise price of CAD 0.45 (CAD 15.75 post-Consolidation) ($0.36 ($12.60 post-Consolidation)) per share. The warrants will be exercisable for 12 months. The total value of the warrants is CAD 20 ($16).

ff.On October 8, 2021, the Company granted to a consultant 50,000 (1,429 post-Consolidation) warrants to purchase the Company’s Shares at an exercise price of CAD 0.34 (CAD 11.90 post-Consolidation) ($0.27 ($9.45 post-Consolidation)) per share. The warrants will be exercisable for 24 months. The total value of the warrants is CAD $10 ($7).

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 11 - SHARE BASED COMPENSATION (Continued):

gg.On October 25, 2023 the Company granted a consultant 2,274,500 (64,986 post-Consolidation) warrants to purchase the Company’s shares at CAD 0.30 (CAD 10.50 post-Consolidation) ($0.22 ($7.70 post-Consolidation)) per share. The warrants will be exercisable for 2 years. The total value of the warrants granted is CAD 50 ($37).

hh.The following assumptions were used to estimate the fair value of the options for all issuances:

Expected volatility	50%
Expected dividend yield	0%

ii.The following table summarizes information about the warrants outstanding as of December 31, 2023:

Warrants Outstanding
Number Outstanding on December 31, 2023(*)	Exercise Price(*)	Expiry Date
2,274,500	$0.22 (CAD 0.30)	October 25, 2025
2,274,500

(*) Before giving effect to the share consolidation indicated in (Note 26.10)

jj.A summary of activity of warrants granted to purchase the Company’s Shares is as follows:

	December 31, 2023(*)		December 31, 2022(*)		December 31, 2021(*)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Warrants outstanding as beginning of year	50,000	0.27	3,147,467	0.13	4,415,615	0.11
Changes during the period:
Issuance of warrants	2,274,500	0.22	-	-	247,467	0.33
Exercised	-	-	(2,900,000)	0.10	(1,481,012)	0.11
Expired	(50,000)	0.27	(197,467)	0.35	(34,603)	0.11
Warrants outstanding at end of period	2,274,500	0.22	50,000	0.27	3,147,467	0.13

(*) Before giving effect to the share consolidation indicated in (Note 26.10)

kk.The following table summarizes information about the expenses recorded as a result of share-based compensations:

	2023	2022	2021
Equity settled compensations	664	1,569	3,027
Cash settled compensations	(101)	(217)	340
	563	1,352	3,367

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 12 - CONVERTIBLE LOAN:

a.Convertible loan A:

In April 2022, the Company signed an agreement (“the Agreement”) with certain lenders (the “Lenders”), according to which the Company authorized the sale and issuance to the Lenders of Convertible Loan (the “Convertible Loan”) with aggregate principal amounts of $7,658 (CAD 10,034) closed in three tranches. The first tranche of $5,308 (CAD 6,878) closed on October13, 2022, the second tranche of $1,950 (CAD $2,613) closed on November 15, 2022, and the third tranche of $400 (CAD 543) closed on December 15, 2022, (“Principal Loan Amount”). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 9% per annum from the closing date (the “Closing Date”) up to and including the date that is 24 months following the Closing Date (the “Second Anniversary”). The Company will pay the Lenders, to the extent such interest is unconverted:

(a)any Interest accrued up to and including the date that is twelve months following the Closing Date (the “Anniversary”), on the Anniversary; and

(b)any Interest accrued between and including the dates that are one day following the Anniversary and twenty-four months following the Closing Date (the “Secondary Anniversary”), on the Second Anniversary.

The Convertible Loan shall mature on the date that is twenty-four months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is the price per Share (the “Conversion Price”) that is equal to:

(a)CAD 0.32 (CAD 11.20 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the Closing Date and the date that is 90 days following the Closing Date;

(b)CAD 0.35 (CAD 12.25 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 91 days following the Closing Date and 180 days following the Closing Date;

(c)CAD 0.39 (CAD 13.65 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 181 days following the Closing Date and 270 days following the Closing Date;

(d) CAD 0.44 (CAD 15.40 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the date that is 271 days following the Closing Date and the date that is one day prior to the Anniversary; or

(e)If the date of the receipt of such Conversion Notice by the Company occurs on or following the Anniversary the Discounted Conversion Price shall be:

•75% of the closing price of the Shares, on the principal exchange on which the Shares are listed (the “Exchange”), on the date of receipt of the Conversion Notice by the Company (the “Closing Price”) if the Closing Price is CAD 0.50 (CAD 17.50 post-Consolidation) or less; or

•80% of the Closing Price, if the Closing Price is CAD 0.51 (CAD 17.85 post-Consolidation) or greater.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 12 - CONVERTIBLE LOAN (Continued):

In the event that the Discounted Conversion Price is less than CAD 0.26 (CAD 9.10 post-Consolidation) per Share (the “Floor Price”), the Conversion Price will be equal to the Floor Price. In the event that the Discounted Conversion Price is greater than CAD 0.65 per Share (CAD 22.75 post-Consolidation), the Conversion Price shall not exceed:

•CAD 0.65 (CAD 22.75 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the Anniversary and the date that is 90 days following the Anniversary;

•CAD 0.75 (CAD 26.25 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 91 days following the Anniversary and 180 days following the Anniversary;

•CAD 0.85 (CAD 29.75 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 181 days following the Anniversary and 270 days following the Anniversary; or

•CAD 0.95 (CAD 33.25 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the date that is 271 days following the Anniversary and the date that is one day prior to the Maturity Date.

The Company paid finder’s fees of $124 in connection with the transaction.

The Convertible Loan is denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. The conversion rate to common shares is variable as it depends on the Company’s share price prevailing at specific dates on the stock exchange. Therefore, the convertible loan is a hybrid instruments that include a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

The component of fair value changes relating to the company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the company company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Black‐Scholes model. The following assumptions were used to determine the fair value of the Convertible Loans:

	December 31, 2023	December 31, 2022
Risk‐free interest rate	4.66%	4.05%
Expected volatility	50%	50%

Convertible loan A
Balance as of January 1, 2022	-
Issuance of Convertible loan	7,658
Loss recognized in Profit or loss	891
Balance as of December 31, 2022	8,549
Income recognized in Profit or loss	(1,489)
Conversion of convertible loans (See note 10f)	(2,557)
Balance as of December 31, 2023	4,503

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 12 - CONVERTIBLE LOAN (Continued):

Convertible loan A	As of December 31, 2023	As of December 31, 2022
Carrying amount	4,503	8,549
Amount to be paid at maturity date (principal + accrued interest)	4,470	7,784

b.Convertible loan B:

In March 2023, the Company signed an agreement (“the Agreement”) with certain lenders (the “Lenders”), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the “Convertible Loan”) with aggregate principal amounts of $10,077 (CAD 13,622) closed in two tranches. The first tranche of $8,710 (CAD 11,786) closed on October 30, 2024 and the second tranche of $1,367 (CAD $1,836) closed on December 22, 2024,  (“Principal Loan Amount”). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 12% per annum from the closing date (the “Closing Date”) up to and including the date that is 24 months following the Closing Date (the “Second Anniversary”). The Company will pay the Lenders, to the extent such interest is unconverted:

(a)any interest accrued up to and including the date that is twelve months following the Closing Date (the “Anniversary”), on the Anniversary; and

(b)any interest accrued between and including the dates that are one day following the Anniversary and twenty-four months following the Closing Date (the “Secondary Anniversary”), on the Second Anniversary.

The Convertible Loan shall mature on the date that is twenty-four months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is the price per Share (the “Conversion Price”) that is equal to:

•80% of the closing price of the Shares, on the principal exchange on which the Shares are listed (the “Exchange”), on the date of receipt of the Conversion Notice by the Company (the “Closing Price”).

•In the event that the Discounted Conversion Price is less than CAD 0.24 (CAD 8.40 post-Consolidation)per Share (the “Floor Price”), the Conversion Price will be equal to the Floor Price.

•In the event that the Discounted Conversion Price is greater than CAD 0.75 (CAD 26.25 post-Consolidation)per Share (the “Ceiling Price”), the Conversion Price will be equal to the Ceiling Price.

An investor who invests a minimum amount of CAD 2,700,000 will also receive upon closing an additional warrant (the “Major Investment Warrant”) for each CAD 0.30 (CAD 10.50 post-Consolidation) invested. Each Major Investment Warrant will be exercisable for a period of 24 months from the Closing Date of the convertible loan to purchase a common share of the Company at CAD 0.30 (CAD 10.50 post-Consolidation) per share. On October 30, 2023, the Company issued 18,136,072 (518,174 post-Consolidation) Major Investment Warrants. These Warrants are classified as Derivative liability (see note 2m and note 8).

As an incentive for early conversion, any investor who converts their investment amount within 12 months following the Closing Date of the convertible loan will receive a warrant for each CAD 0.30 (CAD 10.50 post-Consolidation) converted (the “Early Conversion Warrant”). Each Early Conversion Warrant will be exercisable to purchase a common share of the Company at an exercise price of CAD 0.30 (CAD 10.50 post-Consolidation) per share for a period expiring on the maturity date of the convertible loan.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 12 - CONVERTIBLE LOAN (Continued):

The Company paid finder’s fees of $148 in connection with the transaction.

The Convertible Loan is denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. The conversion rate to common shares is variable as it depends on the Company’s share price prevailing at specific dates on the stock exchange.

Therefore, the convertible loan is a hybrid instrument that includes a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

The component of fair value changes relating to the company’s own credit risk is recognized in OCI. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the company company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Binomial model. The following assumptions were used to determine the fair value of the Convertible Loans:

December 31, 2023
Risk‐free interest rate	4.17%
Expected volatility	50%

Convertible loan B
Balance as of January 1, 2023	-
Issuance of Convertible loan	10,077
Loss recognized in Profit or loss	1,650
Balance as of December 31, 2023	11,727

Convertible loan B	As of December 31, 2023	As of December 31, 2022
Carrying amount	11,727	-
Amount to be paid at maturity date (principal + accrued interest)	10,342	-

c.Convertible loan C:

In April 2023, the Company signed an agreement (“the Agreement”) with certain lenders (the “Lenders”), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the “Convertible Loan”) with aggregate principal amounts of $3,440 (CAD 4,642) (“Principal Loan Amount”). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 9% per annum from the closing date (the “Anniversary”). The Company will pay the Lenders, to the extent such interest is unconverted any interest accrued up to and including the date that is twelve months following the Closing Date on the Anniversary.

The Convertible Loan shall mature on the date that is twelve months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 12 - CONVERTIBLE LOAN (Continued):

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is CAD 0.20 (CAD 7.00 post-Consolidation) per share (the “Conversion Price”).

The Company paid finder’s fees of $31 in connection with the transaction.

The Convertible Loans are denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. Therefore, the convertible loan is a hybrid instrument that includes a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

The component of fair value changes relating to the company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the company company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Binomial model. The following assumptions were used to determine the fair value of the Convertible Loans:

December 31, 2023
Risk‐free interest rate	4.66%
Expected volatility	50%

Convertible loan C
Balance as of January 1, 2023	-
Issuance of Convertible loan	3,440
Loss recognized in Profit or loss	863
Balance as of December 31, 2023	4,303

Convertible loan C	As of December 31, 2023	As of December 31, 2022
Carrying amount	4,303	-
Amount to be paid at maturity date (principal + accrued interest)	3,638	-

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 13 - INCOME TAX:

a.Tax rates:

i)The Company received final tax assessments in Israel through tax year 2018.

ii)The corporate tax rate in Israel is 23% for 2023, 2022 and 2021.

b.Net operating losses carry forward:

As of December 31, 2023 the Company has estimated carry forward tax losses of approximately $33,915, which may be carried forward and offset against taxable income for an indefinite period in the future. Deferred tax asset on the Company’s losses was not recognized since it is not probable that taxable profit will be available in the foreseen future.

c.Reconciliation of effective tax rate:

The adjustments for the difference between the actual tax charge for the year and the standard rate of corporation tax in Israel applied to profits for the year are as follows:

For the Year ended December 31,	2023	2022	2021
Loss before income tax	(12,564)	(11,236)	(9,827)
Combined statutory tax rate- 20.92%, 22.44% and 22.99%	(2,629)	(2,522)	(2,260)
losses for which no deferred tax asset was recognized	2,629	2,522	2,260
Total income tax expense	-	-	-

NOTE 14 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

The Company holds the following financial instruments:

Financial assets	2023	2022
Financial assets at amortized cost
Cash and cash equivalents	5,355	1,736
Restricted cash	179	163
Trade accounts receivables	808	545
Other accounts receivables	423	663
	6,765	3,107

Financial liabilities	2023	2022
Financial liabilities at amortized cost
Other accounts payable	1,551	1,099
Trade accounts payable and accrued liabilities	2,236	1,230
Liability to Agricultural Research Organization	2,508	2,010
Lease liability	1,807	2,009
	8,102	6,348
Financial liabilities at fair value
Convertible loan	20,533	8,549
Derivative liability - Warrants	526	-
	21,059	8,549

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 14 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued):

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures to these financial risks to limit any negative impact on the Company’s financial performance and position. The Company’s financial instruments are its cash, trade and other receivables, trade payables and other liabilities. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly currency risk and liquidity risk. The Company has no interest rate risk as the balances exposure to interest is minimal. The risk management policies employed by the Company to manage these risks are discussed below.

a.Foreign currency risk:

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company is exposed to currency risk to the extent that there is a mismatch between the currency in which it is denominated and the respective functional currency of the company. The currencies in which some transactions are primarily denominated are CAD, US dollars, Euro and NIS.

The company’s policy is not to enter into any economic hedging transactions to neutralize the effects of foreign currency fluctuations. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	As of December 31, 2023
Assets	US dollar	EURO	CAD	NIS	Total
Cash And cash equivalents	4,961	4	109	281	5,355
Restricted cash	59	-	-	120	179
Trade receivables	334	-	-	474	808
Other accounts receivables	65	-	91	267	423
	5,419	4	200	1,142	6,765
Liabilities
Trade accounts payable and accrued liabilities	1,107	-	79	1,050	2,236
Other accounts payable	1,363	-	30	158	1,551
Convertible loans	20,533	-	-	-	20,533
Lease liability	1,807	-	-	-	1,807
warrant liability	526	-	-	-	526
Liability to Agricultural Research Organization	2,508	-	-	-	2,508
	27,844	-	109	1,208	29,161

	As of December 31, 2022
Assets	US dollar	EURO	CAD	NIS	Total
Cash And cash equivalents	1,634	1	67	34	1,736
Restricted cash	40	-	-	123	163
Trade receivables	62	-	-	483	545
Other accounts receivables	14	-	19	630	663
	1,750	1	86	1,270	3,107
Liabilities
Trade accounts payable and accrued liabilities	581	-	68	581	1,230
Other accounts payable	475	-	-	624	1,099
Convertible loans	8,549	-	-	-	8,549
Lease liability	2,009	-	-	-	2,009
Liability to Agricultural Research Organization	2,010	-	-	-	2,010
	13,624	-	68	1,205	14,897

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 14 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued):

Analysis:

A 5% appreciation of the USD against the following currencies would have increased (decreased) equity and the income statement by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

For a 5% depreciation of the USD against the relevant currency, there would be an equal and opposite impact on the profit and other equity.

	December 31,
	2023	2022
Linked to C$	91	18
	5%	5%
	5	1
Linked to EUR	4	1
	5%	5%
	-	-
Linked to NIS	(67)	65
	5%	5%
	(3)	3

b.Liquidity risks:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. The Company has no material obligation beyond one year except of lease liability (the liability for governmental institutes depends on achieving future revenues) and has a positive working capital and cash in bank to finance its working capital in the near future.

The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the repayment forecast of the management of the company.

December 31, 2023	Amortized cost
	Book value	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	> 5 years	Total
Liability to Agricultural Research Organization	(2,508)	(1,345)	(998)	(165)	-	-	(2,508)
Lease Liability	(1,807)	(483)	(475)	(458)	(266)	(419)	(2,101)
Other accounts payable	(2,244)	(2,244)	-	-	-	-	(2,244)
Trade accounts payable and accrued liabilities	(2,236)	(2,236)	-	-	-	-	(2,236)
Total	(8,795)	(6,308)	(1,473)	(623)	(266)	(419)	(9,089)

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 14 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued):

December 31, 2022	Amortized cost
	Book value	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	> 5 years	Total
Liability to Agricultural Research Organization	(2,010)	(513)	(651)	(726)	(120)	-	(2,010)
Lease Liability	(2,009)	(457)	(428)	(425)	(425)	(694)	(2,429)
Other accounts payable	(1,401)	(1,401)	-	-	-	-	(1,401)
Trade accounts payable and accrued liabilities	(1,230)	(1,230)	-	-	-	-	(1,230)
Total	(6,650)	(3,601)	(1,079)	(1,151)	(545)	(694)	(7,070)

c.Fair value of financial assets and liabilities:

The fair value of the Company’s current financial assets and liabilities approximates their carrying amounts as their maturity date is less than 1 year and they do not bear a fixed interest rate.

The following table summarizes the information about the level 3 fair value measurements:

	As of December 31, 2023
Item	Fair value	Valuation technique	Fair value hierarchy level	Significant unobservable inputs
Convertible loan (Convertible Note)	20,533	Bionomial model	level 3	Volatility of firm’s assets returns*

* A change in the volatility measure by 5% results in a change of +/- $34 of the fair value

	As of December 31, 2023
Item	Fair value	Valuation technique	Fair value hierarchy level	Significant unobservable inputs
Derivative liability - Warrants	526	Black-Scholes model	level 3	Volatility of firm’s assets returns*

* A change in the volatility measure by 5% results in a change of +/- US$80 of the fair value

Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy

Derivative liability - Warrants	2023	2022	2021
Balance as of January 1	-	636	672
Issuance of Warrants*	291	-	1,379
Exercise of Warrants	-	(6)	(2,189)
Loss (income) recognized in Profit or loss	235	(630)	774
Balance as of December 31	526	-	636

* Recognized in profit and loss

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 14 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued):

Convertible Loans (Convertible Notes)	2023	2022	2021
Balance as of January 1	8,549	-	-
Issuance of convertible loans (Convertible Notes)	13,517	7,658	-
Loss recognized in Profit or loss	1,024	891	-
Conversion of convertible loans (Convertible Notes)	(2,557)	-	-
Balance as of December 31	20,533	8,549	-

d.Financial instruments not measured at fair value:

Financial instruments not measured at fair value includes cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables, Liability to Agricultural Research Organization and convertible loans.

Due to their short-term nature, the carrying value of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables approximates their fair value.

The fair value of Liability to Agricultural Research Organization for December 31, 2023 and December 31, 2022 and 2021 is not materially different to the carrying amount, since the interest rate used in the initial recognition is close to current market rates.

e.Capital management:

The Company seeks to maintain a capital structure which enables it to continue as a going concern and which supports its business strategy. The Company’s capital is provided by equity rising. The Company manages its capital structure through raising funds from shareholders. The Company has net cash and cash equivalents as of December 31, 2023 of $5,355 (2022 - $1,736 and 2021 - $4,117). Accordingly, the directors believe that the company will be able to pay its debts when they fall due, and to fund near term anticipated activities based on receipt from issuance of shares in addition to revenues backlog.

NOTE 15 - RELATED PARTIES TRANSACTIONS:

Related parties including the Company’s CEO, CFO, Chairman of the Board and Directors.

Related party transactions:

For the year and period ended December,	2023	2022	2021
Compensation of key management personnel of the Company:
CEO Management fees	468	511	462
Chairman Management fees	962	235	253
CFO Management fees	30	30	30
Share base payment to CEO	11	113	315
Share base payment to Chairman	198	503	565
Other related party transactions:
Share base payments	11	98	298

Balance with related parties:

For the year and period ended December,	2023	2022	2021
Due to CEO	29	184	70

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 15 - RELATED PARTIES TRANSACTIONS (Continued):

Bonus plan

The Company’s Chairman, CEO and key management employees are entitled to receive an annual bonus based on performance.

NOTE 16 - REVENUES:

The Company derives its revenue from the transfer of goods at a point in time. See note 24 regarding geographical and segment information.

NOTE 17 - COST OF REVENUES:

	For the year ended December 31,
	2023	2022	2021
Wage and salaries	1,701	1,227	626
Materials	812	884	172
Subcontractors	3,833	1,605	115
Depreciation	427	419	329
Office maintenance, communication and Travel	54	72	190
Recruitment expenses	17	-	-
Share based compensation	52	-	-
Exporting and shipping	143	72	-
	7,039	4,279	1,432

NOTE 18 - RESEARCH AND DEVELOPMENT EXPENSES:

	For the year ended December 31,
	2023	2022	2021
Wage and salaries	2,166	1,512	1,105
Share base compensation	13	159	2,548
Professional fees	287	238	226
Patents	79	63	53
Depreciation	259	122	67
Office maintenance, communication and Travel	318	129	130
Materials	200	79	-
Recruitment expenses	11	-	-
Others	36	6	-
	3,369	2,308	4,129

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 19 - SALES AND MARKETING EXPENSES:

	For the year ended December 31,
	2023	2022	2021
Wage and salaries	1,199	871	259
Marketing expenses	6,264	4,211	2,910
Depreciation	104	48	89
Office maintenance, communication and Travel	132	91	48
Share based compensation	49	-
	7,748	5,221	3,306

NOTE 20 - GENERAL AND ADMINISTRATIVE EXPENSES:

	For the year ended December 31,
	2023	2022	2021
Wages and salaries	1,815	1,438	1,397
Professional and legal fees	918	701	862
Office maintenance, communication and Travel	609	439	239
Re-assessment Liability to Agricultural Research Organization (Note 2q)	96	(129)	(2,131)
Rent	26	39	14
Share based compensation	449	1,193	818
Depreciation	52	123	184
Finder fees (Note 11)	269	160	43
Investor Relation	126	217	247
Recruitment expenses	5	-	-
Other	117	121	53
	4,482	4,302	1,726

NOTE 21 - FINANCIAL EXPENSES:

	For the year ended December 31,
	2023	2022	2021
Expense recognized from Derivative liability - Warrants	236	-	774
Issuance of Derivative liability - Warrants	291	-	-
Fair value adjustments of convertible loans	1,024	891	-
Interest paid on convertible loans	416	-	-
Interest on liability for Agricultural Research Organization	402	360	662
Bank commission	136	86	47
Interest and others	119	148	143
	2,624	1,485	1,626

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 22 - FINANCIAL INCOME:

	For the year ended December 31,
	2023	2022	2021
Income recognized from Derivative liability - Warrants	-	631	-
Exchange rate differences	26	230	290
	26	861	290

NOTE 23 - COMMITMENTS AND CONTINGENCIES:

In March 2007, the Company entered into a Research and Exclusive License Agreement with the Volcany Center (ARO). According to the agreement, the Company received the right to develop, market and sell the product “Vinia®”. The Volcany center is entitled to royalties at the amount of 3% of the Vinia sales. Future products are not included in this agreement. Furthermore, if the Company sells the license or grants a sub-license to a third party, the Volcany Center will be entitled to 5% of the total amount of the consideration received by the Company.

NOTE 24 - OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following segments:

-Nutraceuticals - Research, development, manufacturing, marketing and sale of science based health and wellness solutions for the nutraceutical industry.

-Pharmaceuticals - Research and development of plant cell-based Active Pharmaceutical Ingredients that can assist in the treatment of specific medical indications.

The Company’s chief operational decision maker reviews the Company’s internal reports for performance evaluation and resource allocations. The Company’s management determined the operational segments based on these reports. The chief operational decision maker examines the performance of the operating segments based on the measurement of operating profit. No information was presented on the assets and liabilities of the segments because these items are not analyzed by the main operational decision maker in segmentation.

1)Segment information:

	For the year ended December 31, 2023
	Nutraceuticals	Pharmaceuticals	Total
Revenues	12,672	-	12,672

Segment loss	8,919	1,047	9,966

Finance expense, net			2,598
Tax expenses			-
Loss			12,564

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 24 - OPERATING SEGMENTS (Continued):

	For the year ended December 31, 2022
	Nutraceuticals	Pharmaceuticals	Total
Revenues	5,498	-	5,498

Segment loss	7,425	3,187	10,612

Finance expense, net			624
Tax expenses			-
Loss			11,236

	For the year ended December 31, 2021
	Nutraceuticals	Pharmaceuticals	Total
Revenues	2,102	-	2,102

Segment loss	4,402	4,089	8,491

Finance expense, net			1,336
Tax expenses			-
Loss			9,827

2)Entity wide disclosures:

	External revenue by location of customers
	For the year ended December 31,
	2023	2022	2021
Israel	1,813	1,875	1,494
USA	10,859	3,623	608
	12,672	5,498	2,102

3)Additional information about revenues:

There is no single customer from which revenues amount to 10% or more of total revenues reported in the financial statements for the year ended December 31, 2023, 2022 and 2021.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 25 - CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES:

Reconciliation of the changes in liabilities for which cash flows have been or will be classified as financing activities in the statement of cash flows.

	Lease liabilities	Convertible loans	Derivative liability - warrants	Liability to Agricultural Research Organization
As at January 1, 2023	2,009	8,549	-	2,010
Changes from financing cash flows:
Payments of lease liabilities	(364)	-	-	-
Receipts of convertible loans	-	13,517	-	-
Total changes from financing cash flows	1,645	22,066	-	2,010

New Leases entered during the period:	-	-	-	-
Changes in fair value	-	1,024	235	96
Issuance of Warrants	-	-	291	-
Interest expense	532	-	-	402
Interest paid	(532)	-	-	-
Conversion of Convertible loan	-	(2,557)	-	-
Effects of foreign exchange	(67)	-	-	-
As at December 31, 2023	1,578	20,533	526	2,508

	Lease liabilities	Convertible loans	Derivative liability - warrants	Liability to Agricultural Research Organization
As at January 1, 2022	2,659	-	636	1,817
Changes from financing cash flows:
Payments of lease liabilities	(359)	-	-	-
Receipts of convertible loans	-	7,658	-	-
Payment of Royalties to ARO	-	-	-	(38)
Total changes from financing cash flows	2,300	7,658	636	1,779
	-	-	-	-
New Leases entered during the period:	-	-	-	-
Changes in fair value	-	891	(630)	(129)
Issuance of Warrants	-	-	(6)	-
Interest expense	141	-	-	360
Interest paid	(141)	-	-	-
Conversion of Convertible loan	(291)	-	-	-
Effects of foreign exchange	2,009	8,549	-	2,010
As at December 31, 2022	-	-	-	-

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 26 - SUBSEQUENT EVENTS:

1)On February 20, 2024, the Company granted employees and consultants 576,000 (16,457 post-Consolidation) options to purchase shares of the Company at exercise price of CAD 0.225 (CAD 7.875 post-Consolidation)  ($0.17 ($5.95 post-Consolidation)) per share under the Company’s share option plan.

2)On March 22, 2024, the Company granted employees and consultants 2,450,000 (70,000 post-Consolidation) options to purchase shares of the Company at exercise price of CAD 0.285 (CAD 9.975 post-Consolidation) ($0.21 ($7.35 post-Consolidation)) per share under the Company’s share option plan.

3)In March 2024, 95,000 (2,715 post-Consolidation) options to purchase shares of the Company at exercise price of CAD 0.19 (CAD 6.65 post-Consolidation) ($0.14 ($4.90 post-Consolidation)) per share under the Company’s share option plan were exercised by employees.

4)On March 28, 2024, the Company issued 73,268,708 (2,093,392 post-Consolidation) shares as a result of conversion of $12,341 (principal and accrued interest) and 39,775,554 (1,136,444 post-Consolidation) Early Conversion Warrants to purchase shares of the Company at exercise price USD 0.222 ($7.77 post-Consolidation) (CAD 0.30 (CAD 10.50 post-Consolidation)) per share as part of convertible loan B. 34,563,008 (987,515 post-Consolidation) Early Conversion Warrants will expire on October 30, 2025, and 5,212,546 (148,930 post-Consolidation) Early Conversion Warrants will expire on December 22, 2025 (see note 12b).

5)On March 28, 2024 the Company changed the currency of the exercise price of the Early Conversion warrants (see note 12b) from CAD 0.3 (CAD 10.5 post-Consolidation) to the equivalent in USD which is USD 0.222 (USD 7.77 post-Consolidation).

6)On April 1, 2024, the Company entered into a new lease agreement for a new facility located in Yavne, Israel and will be leased for a period of 6.5 years. The new facility houses clean rooms, laboratory space, offices and additional space capable of supporting a new manufacturing facility.  In parallel, the Company signed an equipment purchase agreement for 12 clean rooms located at the same facility at a cost of $3,500. All equipment for the clean rooms has been installed and is ready for immediate operational use.

7)On April 18, 2024, the Company issued 22,826,132 (652,175 post-Consolidation) shares as a result of conversion of $4,124 (principal and accrued interest) and 3,090,284 (88,294 post-Consolidation) Early Conversion Warrants to purchase shares of the Company at exercise price of $0.222 ($7.77 post-Consolidation) per share as part of convertible loan B. 2,917,987 (83,371 post-Consolidation) warrants will expire on October 30, 2025, and 172,297 (4,923 post-Consolidation) warrants will expire on December 22, 2025 (see note 12b).

8)On April 26, the Company granted 300,000 (8,571 post-Consolidation) warrants to consultant to purchase shares of the Company at exercise price of CAD 0.26 (CAD 9.10 post-Consolidation) ($0.19 ($6.65 post-Consolidation)) per share. The warrants are exercisable for 24 months.

9)On April 26, the Company granted 700,000 (20,000 post-Consolidation) restricted share units to a consultant pursuant to its Equity Incentive Compensation Plan.

BioHarvest Sciences Inc. Notes to Consolidated Financial Statements For the Years Ended December 31, 2023, 2022 and 2021 (U.S. dollars in thousands, except per share data)

NOTE 26 - SUBSEQUENT EVENTS (Continued):

10)On May 27, 2024, the Company’s shareholders approved a 35-for-1 share consolidation, (hereinafter referred to as the 35:1 Share Consolidation) of the Company’s common shares pursuant to which the holders of the Company’s common shares received one common share for every 35 common shares held. The 35:1 Share Consolidation was approved by the Canadian Securities Exchange and is effective from June 3, 2024. All common shares (issued and unissued) were consolidated on the basis that every 35 common shares of no-par value were consolidated into 1 common share of no-par value.

The following table summarizes the loss per share before giving effect of the reverse stock split:

	Year ended December 31,
	2023	2022	2021
Net loss and comprehensive loss	(12,564)	(11,236)	(9,827)
Weighted average number of shares outstanding	473,660,600	456,877,572	435,669,422
Basic and diluted loss per share	(0.03)	(0.02)	(0.02)

BioHarvest Sciences Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2024

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

EXPRESSED IN U.S. DOLLARS IN THOUSANDS

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Financial Position U.S. dollars in thousands, except per share data

	Notes	As at March 31, 2024	As at December 31, 2023
Assets
Current
Cash and cash equivalents		$ 3,436	$ 5,355
Trade accounts receivable		755	808
Other accounts receivable		689	423
Inventory		2,676	2,466
Total current assets		7,556	9,052

Non-current
Restricted cash		163	179
Property and equipment, net		5,194	5,771
Total non-current assets		5,357	5,950

Total assets		$ 12,913	$ 15,002

Liabilities
Current liabilities
Trade accounts payable		$ 2,140	$ 1,778
Other accounts payable		2,882	3,172
Derivative liability - Warrants		-	526
Convertible loans	5	7,981	20,533
Accrued liabilities		313	458
Total current liabilities		13,316	26,467

Non-current liabilities
Lease liability		726	1,425
Liability to Agricultural Research Organization		2,055	1,963
Total non-current liabilities		2,781	3,388

Shareholders’ equity (deficit)
Share capital and contributed surplus	3	86,902	68,652
Accumulated deficit		(90,086)	(83,505)
Total Shareholders’ equity (deficit)		(3,184)	(14,853)

Total liabilities and shareholders’ equity (deficit)		$ 12,913	$ 15,002

Going Concern (Note 1B)

July 24, 2024	/s/ Zaki Rakib	/s/ Ilan Sobel
Date of approval of the financial statements	Director	CEO

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statement.

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss U.S. dollars in thousands, except per share data

	Three-months period ended March 31,
	2024	2023

Revenues	$ 5,344	$ 2,163
Cost of revenues	2,341	1,371
Gross profit	3,003	792

Operating expenses
Research and development expenses	1,034	611
Sales and marketing expenses	2,564	1,841
General and administrative expenses	829	875
Total operating expenses	4,427	3,327

Loss from operations	1,424	2,535

Finance expenses	5,157	143
Finance income	-	)1,926(
Net loss before tax	6,581	752

Net loss and comprehensive loss	$ 6,581	$ 752

Basic and Diluted loss per share	(*) (0.48)	(*) (0.06)
Weighted Average Number of Shares Outstanding	(*) 13,745,997	(*) 13,306,302

(*) After giving effect to the share consolidation indicated in (Note 9e)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statement.

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Deficit U.S. dollars in thousands, except per share data

For the three-months period ended March 31, 2024:

	Note	Number of shares(*)	Share Capital and premium	Accumulated deficit	Total

Balance, January 1, 2024		478,688,168	$68,652	$(83,505)	$(14,853)

Exercise of options and warrants by employees and consultants	3,4	95,000	13	-	13
Share based compensation		-	133	-	133
Conversion of convertible loans into common shares and warrants	3,5	73,268,708	17,170	-	17,170
Reclassification of warrants	5,6	-	934	-	934
Net loss and comprehensive loss for the period		-	-	(6,581)	(6,581)
Balance, March 31, 2024		552,051,876	$86,902	$(90,086)	$(3,184)

(*) Before giving effect to the share consolidation indicated in (Note 9e)

For the three-months period ended March 31, 2023:

	Note	Number of shares(*)	Share Capital and premium	Accumulated deficit	Total

Balance, January 1, 2023		460,716,275	$65,012	$(70,941)	$(5,929)

Share based compensation		-	225	-	225
Conversion of convertible loans into common shares		5,774,175	1,292	-	1,292
Net loss and comprehensive loss for the period		-	-	(752)	(752)
Balance, March 31, 2023		466,490,450	$66,529	$(71,693)	$(5,164)

Exercise of options and warrants by employees and consultants		3,619,639	403	-	403
Share based compensation		-	439	-	439
Conversion of convertible loans into common shares		8,478,079	1,265	-	1,265
Share issuance in lieu of cash fees		100,000	16	-	16
Net loss and comprehensive loss for the period		-	-	(11,812)	(11,812)
Balance, December 31, 2023		478,688,168	$68,652	$(83,505)	$(14,853)

(*) Before giving effect to the share consolidation indicated in (Note 9e)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statement.

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Cash Flows U.S. dollars in thousands

		Three-months period ended March 31,
	Note	2024	2023
Cash flows from operating activities:
Net loss for the year		$ (6,581)	$ (752)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		202	198
Fair value adjustments of derivative liability - convertible loans		4,618	(1,874)
Fair value adjustments of derivative liability - warrants		408	-
Interest and re-assessment on liability to Agricultural Research Organization, net		92	93
Finance expense, net		70	(18)
Share based compensation (including cash-settled share-based payment)		133	124

Changes in operations assets and liabilities:
Change in inventory		(210)	(480)
Change in trade accounts receivables		53	1
Change in other accounts receivables		(266)	152
Changes in trade accounts payable, other accounts payable and accrued liabilities		(73)	931
Cash used in operations		(1,554)	(1,625)
Interest paid		(24)	(30)
Net cash used in operating activities		(1,578)	(1,655)

Cash flow from investing activities:
Purchase of property and equipment		(222)	(376)
Net cash used in investing activities		(222)	(376)

Cash flow from financing activities
Payments of lease liabilities		(129)	(83)
Exercise of options		13	-
Convertible loans received	5	-	700
Net cash (used in) provided by financing activities		(116)	617

Exchange rate differences on cash and cash equivalents		(3)	(22)
Decrease in cash and cash equivalents		(1,916)	(1,414)
Cash and cash equivalents at the beginning of the period		5,355	1,736
Cash and cash equivalents at the end of the period		$ 3,436	$ 300

Significant non-cash transactions:
Conversion of convertible loans into common shares and warrants		17,170	1,292

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statement.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 1 - GENERAL:

A.The Company:

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”), together with its wholly owned subsidiaries was incorporated under the Business Corporations Act of British Columbia on April 19, 2013. The Company fully owns BioHarvest Ltd., (“BioHarvest”), a company incorporated in Israel, and Superfood Nutraceuticals Inc., (“Superfood”) a company incorporated in Delaware, USA.

BioHarvest was incorporated in January 2007 and commenced its activity in July 2007.

In July 2014, BioHarvest Ltd incorporated a Delaware based subsidiary, BioHarvest Inc (“BioHarvest Inc”).

On October 28, 2020, BioHarvest Sciences incorporated a wholly owned subsidiary in Delaware, Superfood Nutraceuticals Inc. (“Superfood”).

The Company is publicly traded on the Canadian Securities Exchange under the symbol BHSC, on the OTC under the symbol CNVCF and on the Frankfurt Stock Exchange under the symbol 8MV, the Munich Stock Exchange under the symbol “8MV”, the Stuttgart Stock Exchange under the symbol “CA09076J1084.SG” and the Tradegate Exchange under the symbol “8MV”.

The official address of the Company is 1140-625 Howe St., Vancouver, BC V6C 2T6, Canada.

Description of Business

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, at an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself. The Botanical Synthesis Platform Technology is a non-genetically modified organism platform that can produce plant cells with higher concentrations of active ingredients (as compared to those that are produced naturally), as well as high levels of solubility and bio-availability. The Botanical Synthesis Platform Technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

The Company is currently focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven health solutions through two business units:

1.The Products Business Unit, comprising:

(a)Nutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

(c)Cosmeceuticals: Research and development for future manufacturing, marketing and sales of science-based health and cosmeceutical solutions; and

2.The CDMO Services Business Unit, a Contract Development and Manufacturing Operation (“CDMO”) that offers customers from the pharmaceutical, cosmeceutical, nutraceutical and nutrition industries the development and manufacturing of specific plant-based active molecules, via an end-to-end service agreement.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 1 - GENERAL (Continued):

B.Going concern:

The Company has incurred losses from operations since its inception. As of March 31, 2024, the Company has an accumulated deficit of $90,086. The Company generated negative cash flows from operating activities of $1,578 and a Net loss in the amount of $6,581 for the three months ended March 31, 2024. As of the date of the issuance of these financial statements, the Company has not yet commenced generating sufficient sales to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

The company’s management believes that the company will fund near term anticipated activities based on proceeds from capital fund raising and future revenues.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - BASIS OF PREPARATION:

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB (and Interpretations (collectively IFRS). The financial statements have been prepared under the historical cost convention, except for the embedded derivative, share-based compensation and the convertible loans that are measured at fair value through profit or loss. These interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting.

This interim condensed consolidated financial information does not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2023. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2023, are applied consistently in these interim consolidated financial statements.

New IFRSs adopted in the period

The following amendments are effective for the period beginning January 1, 2024:

a)Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7); These amendments have no effect on the measurement or presentation of any items in the Interim Condensed Consolidated Financial Statements of the Company but affect the disclosure of accounting policies of the Company.

b)Lease Liability in a Sale and Leaseback (Amendments to IFRS 16); These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

c)Classification of Liabilities as Current or Non-Current (Amendments to IAS 1); These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

d)Non-current Liabilities with Covenants (Amendments to IAS 1). These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 2 - BASIS OF PREPARATION (Continued):

There are a number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to December 31, 2023, that the Company has decided not to adopt early. The Company is currently assessing the impact of these new standards, interpretations and amendments. The Company does not believe that the standards, interpretations and amendments will have a material impact on the financial statements once adopted.

NOTE 3 - SHARE CAPITAL:

Number of shares (*)
	March 31, 2024	December 31, 2023
	Issued and outstanding	Issued and outstanding
Common shares	552,051,876 (15,772,902 post-Consolidation)	478,688,168 13,676,798 post-Consolidation)

(*) See also Note 9e

a.The Company is authorized to issue an unlimited number of common shares.

b.During the three-months period ended March 31, 2024, the Company issued 73,268,708 (2,093,390 post-Consolidation) common shares as a result of the conversion of convertible loans. Based on the terms of the convertible loans, upon conversion, the Company also issued 39,775,554 (1,136,444 post-Consolidation) early exercise warrants with an exercise price of $0.22 ($7.77 post-Consolidation). 34,563,008 (987,513 post-Consolidation) warrants are exercisable until October 30, 2025, and 5,212,546 (148,931 post-Consolidation) are exercisable until December 22, 2025 (see note 5b). The increase in share capital and premium as a result of this transaction is $17,170.

c.During the three-months period ended March 31, 2024, the Company issued 95,000 (2,714 post-Consolidation) common shares as a result of the exercise of options. The increase in share capital and premium as a result of this transaction is $13.

d.The following table summarizes information about the warrants outstanding as at March 31, 2024 (see note 5):

Warrants Outstanding
at March 31, 2024(*)	Exercise Price(*)	Expiry Date
18,136,072	$0.22	October 30, 2025
34,563,008	$0.22	October 30, 2025
5,212,546	$0.22	December 22, 2025

(*) Before giving effect to the share consolidation indicated in (Note 9e)

NOTE 4 - SHARE BASED COMPENSATION:

a.Options granted under the Company’s 2008 Israeli Share Option Plan (“Plan”) are exercisable within 10 years from the date of grant upon payment of the exercise price as indicated in the Plan.

b.On February 20, 2024, the Company granted employees and consultants 100,000 (2,857 post-Consolidation) options to purchase shares of the Company at CAD 0.225 (CAD 7.875 post-Consolidation) ($0.17 ($5.95 post-Consolidation)) per share under the Company's share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 2-year period. The total value of the options granted is CAD 11 ($8).

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 4 - SHARE BASED COMPENSATION (Continued):

c.On February 20, 2024, the Company granted employees and consultants 476,000 (13,600 post-Consolidation) options to purchase shares of the Company at CAD 0.225 (CAD 7.875 post-Consolidation) ($0.17 ($5.95 post-Consolidation)) per share under the Company's share option plan. The options will be exercisable for a 2-year period. The options will vest immediately in May 2024. The total value of the options granted is CAD 24 ($18).

d.On March 22, 2024, the Company granted employees and consultants 1,650,000 (47,144 post-Consolidation) options to purchase the Company's shares at CAD 0.285 (CAD 9.975 post-Consolidation) ($0.21 ($7.35 post-Consolidation)) per share under the Company's share option plan.  The options will be exercisable for a 10-year period. 400,000 (11,429 post-Consolidation) options will vest quarterly over a 2-year period, 1,130,000 (32,287 post-Consolidation) options will vest quarterly over a 3-year period, 100,000 (2,857 post-Consolidation) options will vest quarterly over a 1-year period, 20,000 (571 post-Consolidation) options will vest over a 18-months period. The total value of the options granted is CAD 237 ($175).

e.On March 22, 2024, the Company granted employees and consultants 800,000 (22,857 post-Consolidation) options to purchase the Company's shares at CAD 0.285 (CAD 9.975 post-Consolidation) ($0.21 ($7.35 post-Consolidation)) per share under the Company's share option plan. The options will be exercisable for a 3-year period. 500,000 (14,286 post-Consolidation) options will vest quarterly over a 2.75-year period after a 3-months period from the date of the grant and 300,000 (8,571 post-Consolidation) options will vest monthly over a 2.5-year period after a 6-months period from the date of the grant. The total value of the options granted is CAD 77 ($57).

f.The following table summarizes information regarding expenses relating to share-based compensation:

	Three months ended March 31, 2024	Three months ended March 31, 2023
Equity settled compensation	133	225
Cash settled compensation	0	(101)
	133	124

g.A summary of activity related to options granted to purchase the Company’s shares under the Company’s share option plan is as follows:

	March 31, 2024		December 31, 2023
	Number of Options(*)	Weighted Average Exercise Price(*)	Number of Options(*)	Weighted Average Exercise Price(*)
Options outstanding at beginning of period	63,360,835	0.19	62,421,307	0.19

Changes during the period:
Options granted	3,026,000	0.20	6,757,500	0.17
Options cancelled	-	-	-	-
Options exercised	(95,000)	0.14	(3,619,639)	0.11
Options forfeited(**)	(338,333)	0.18	(2,198,333)	0.21
Options outstanding at the end of the period (***)	65,953,502	0.19	63,360,835	0.19

Options exercisable at end of period	56,148,470		55,234,580

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

(*) Before giving effect to the share consolidation indicated in (Note 9e)

(**) During the three-months period ended March 31, 2024, 338,333 (10,951 post-Consolidation) options were forfeited due to termination of employment.

(***) The options outstanding at March 31, 2024 had a weighted-average contractual life of 6.98 years (March 31, 2023: 7.72 years).

The following table summarizes information about the options outstanding as at March 31, 2024:

Options Outstanding at March 31, 2024(*)	Exercise Price(*)	Expiry Date	Options Exercisable at March 31, 2024(*)
18,098,196	$0.10 (CAD 0.14)	June 9, 2030	18,098,196
3,769,639	$0.11 (CAD 0.15)	June 10, 2030	3,769,639
12,410,000	$0.11 (CAD 0.15)	July 29, 2030	12,410,000
700,000	$0.11 (CAD 0.15)	September 10, 2030	700,000
950,000	$0.10 (CAD 0.14)	November 9, 2030	950,000
2,695,000	$0.14 (CAD 0.19)	December 23, 2030	2,695,000
665,000	$0.27 (CAD 0.36)	January 12, 2031	665,000
160,000	$0.32 (CAD 0.43)	January 29, 2031	160,000
266,000	$0.37 (CAD 0.50)	February 8, 2031	266,000
6,000,000	$0.49 (CAD 0.66)	February 25, 2031	6,000,000
880,000	$0.38 (CAD 0.51)	March 22, 2031	880,000
243,000	$0.33 (CAD 0.45)	July 9, 2031	209,666
700,000	$0.25 (CAD 0.34)	October 8, 2031	535,000
400,000	$0.25 (CAD 0.34)	October 21, 2031	300,000
63,200	$0.30 (CAD 0.40)	October 29, 2031	50,700
850,000	$0.28 (CAD 0.38)	November 29, 2031	650,000
482,000	$0.26 (CAD 0.35)	March 22, 2032	402,000
290,000	$0.25 (CAD 0.34)	May 6, 2032	169,167
1,360,000	$0.18 (CAD 0.24)	July 4, 2032	753,052
30,000	$0.17 (CAD 0.23)	July 8, 2032	30,000
5,257,967	$0.24 (CAD 0.32)	September 9, 2032	4,827,967
145,000	$0.21 (CAD 0.28)	October 21, 2032	139,167
385,000	$0.22 (CAD 0.29)	February 3, 2033	145,000
350,000	$0.16 (CAD 0.22)	March 10, 2033	175,000
1,850,000	$0.20 (CAD 0.26)	April 20, 2033	610,416
400,000	$0.16 (CAD 0.21)	June 1, 2033	175,000
300,000	$0.13 (CAD 0.17)	August 17, 2033	50,000
2,927,500	$0.15 (CAD 0.20)	December 7, 2033	307,500
300,000	$0.16 (CAD 0.21)	December 14, 2033	25,000
476,000	$0.17 (CAD 0.225)	February 20, 2026	-
100,000	$0.17 (CAD 0.225)	February 20, 2034	-
300,000	$0.21 (CAD 0.285)	March 22, 2027	-
500,000	$0.21 (CAD 0.285)	June 22, 2027	-
1,650,000	$0.21 (CAD 0.285)	March 22, 2034	-
65,953,502			56,148,470

(*) Before giving effect to the share consolidation indicated in (Note 9e)

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 4 - SHARE BASED COMPENSATION (Continued):

Warrants

h.A summary of activity related to warrants granted to purchase the Company’s shares, accounted for as share based compensation, is as follows:

	March 31, 2024		December 31, 2023
	Number of Warrants(*)	Weighted Average Exercise Price(*)	Number of Warrants(*)	Weighted Average Exercise Price(*)

Warrants outstanding at the beginning of the period	2,274,500	0.22	50,000	0.27

Changes during the period:
Issuance of warrants	-	-	2,274,500	0.22
Expired	-	-	(50,000)	0.27
Warrants outstanding at the end of the period	2,274,500	0.22	2,274,500	0.22

(*) Before giving effect to the share consolidation indicated in (Note 9e)

The following table summarizes information about the warrants outstanding as at March 31, 2024:

Warrants Outstanding
Number Outstanding(*)	Exercise Price(*)	Expiry Date
2,274,500	$0.22 (CAD 0.30)	October 25, 2025

(*) Before giving effect to the share consolidation indicated in (Note 9e)

NOTE 5 - CONVERTIBLE LOANS:

Unless otherwise indicated, all share information is presented on a post-Consolidation basis (reverse split) (see also Note 9e).

a.Convertible loan A:

In April 2022, the Company signed an agreement (“the Agreement”) with certain lenders (the “Lenders”), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the “Convertible Loan”) with aggregate principal amounts of $7,658 (CAD 10,034) closed in three tranches. The first tranche of $5,308 (CAD 6,878) closed on October13, 2022, the second tranche of $1,950 (CAD $2,613) closed on November 15, 2022 and the third tranche of $400 (CAD 543) closed on December 15, 2022. (“Principal Loan Amount”). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 9% per annum from the closing date (the “Closing Date”) up to and including the date that is 24 months following the Closing Date (the “Second Anniversary”). The Company will pay the Lenders, to the extent such interest is unconverted:

(a)any interest accrued up to and including the date that is twelve months following the Closing Date (the “Anniversary”), on the Anniversary; and

(b)any interest accrued between and including the dates that are one day following the Anniversary and twenty-four months following the Closing Date (the “Secondary Anniversary”), on the Second Anniversary.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 5 - CONVERTIBLE LOANS (Continued):

The Convertible Loan shall mature on the date that is twenty-four months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be repaid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is the price per share (the “Conversion Price”) that is equal to:

(a)CAD 0.32 (CAD 11.2 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the Closing Date and the date that is 90 days following the Closing Date.

(b)CAD 0.35 (CAD 12.25 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 91 days following the Closing Date and 180 days following the Closing Date.

(c)CAD 0.39 (CAD 13.65 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 181 days following the Closing Date and 270 days following the Closing Date.

(d) CAD 0.44 (CAD 15.4 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the date that is 271 days following the Closing Date and the date that is one day prior to the Anniversary; or

(e)If the date of the receipt of such Conversion Notice by the Company occurs on or following the Anniversary the Discounted Conversion Price shall be:

•75% of the closing price of the shares, on the principal exchange on which the shares are listed (the “Exchange”), on the date of receipt of the Conversion Notice by the Company (the “Closing Price”) if the Closing Price is CAD 0.50 (CAD 17.5 post-Consolidation) or less; or

•80% of the Closing Price, if the Closing Price is CAD 0.51 (CAD 17.85 post-Consolidation) or greater.

In the event that the Discounted Conversion Price is less than CAD 0.26 (CAD 9.1 post-Consolidation) per share (the “Floor Price”), the Conversion Price will be equal to the Floor Price. In the event that the Discounted Conversion Price is greater than CAD 0.65 (CAD 22.75 post-Consolidation) per share, the Conversion Price shall not exceed:

•CAD 0.65 (CAD 22.75 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the Anniversary and the date that is 90 days following the Anniversary.

•CAD 0.75 (CAD 26.25 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 91 days following the Anniversary and 180 days following the Anniversary.

•CAD 0.85 (CAD 29.75 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 181 days following the Anniversary and 270 days following the Anniversary: or

•CAD 0.95 (CAD 33.25 post-Consolidation), if the date of the receipt of such Conversion Notice by the Company occurs between and including the date that is 271 days following the Anniversary and the date that is one day prior to the Maturity Date.

On March 28, 2024 the company issued 1,665,283 (47,579 post-Consolidation) shares as a result of the conversion of $319 (principal and accrued interest) related to the Convertible loan A (see note 3b).

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 5 - CONVERTIBLE LOANS (Continued):

The Convertible Loan is denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. The conversion rate to common shares is variable as it depends on the Company’s share price prevailing at specific dates on the stock exchange. Therefore, the convertible loan is a hybrid instrument that includes a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

The component of fair value changes relating to the Company’s own credit risk is recognized in other comprehensive income (“OCI”). Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the Company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Binomial model. The following assumptions were used to determine the fair value of the Convertible Loans:

March 31, 2024
Risk‐free interest rate	4.72%
Expected volatility	50%

Convertible loan A
Balance as of January 1, 2024	4,503
Loss recognized in Profit or loss	801
Conversion of convertible loans (note 3b)	(344)
Balance as of March 31, 2024	4,960

Convertible loan A	As of March 31, 2024	As of December 31, 2023
Carrying amount	4,960	4,503
Amount to be paid at maturity date (principal + accrued interest)	4,345	4,470

b.Convertible loan B:

In March 2023, the Company signed an agreement (“the Agreement”) with certain lenders (the “Lenders”), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the “Convertible Loan”) with aggregate principal amounts of $10,077 (CAD 13,622) closed in two tranches. The first tranche of $8,710 (CAD 11,786) closed on October 30, 2024 and the second tranche of $1,367 (CAD $1,836) closed on December 22, 2024 (“Principal Loan Amount”). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 12% per annum from the closing date (the “Closing Date”) up to and including the date that is 24 months following the Closing Date (the “Second Anniversary”). The Company will pay the Lenders, to the extent such interest is unconverted:

(a)any interest accrued up to and including the date that is twelve months following the Closing Date (the “Anniversary”), on the Anniversary; and

(b)any interest accrued between and including the dates that are one day following the Anniversary and twenty-four months following the Closing Date (the “Secondary Anniversary”), on the Second Anniversary.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 5 - CONVERTIBLE LOANS (Continued):

The Convertible Loan shall mature on the date that is twenty-four months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is the price per share (the “Conversion Price”) that is equal to:

•80% of the closing price of the shares, on the principal exchange on which the shares are listed (the “Exchange”), on the date of receipt of the Conversion Notice by the Company (the “Closing Price”).

•In the event that the Discounted Conversion Price is less than CAD 0.24 (CAD 8.4 post-Consolidation) per Share (the “Floor Price”), the Conversion Price will be equal to the Floor Price.

•In the event that the Discounted Conversion Price is greater than CAD 0.75 (CAD 26.25 post-Consolidation) per Share (the “Ceiling Price”), the Conversion Price will be equal to the Ceiling Price.

An investor who invests a minimum amount of CAD 2,700,000 will also receive upon closing an additional warrant (the “Major Investment Warrant”) for each CAD 0.30 (CAD 10.5 post-Consolidation) invested. Each Major Investment Warrant will be exercisable for a period of 24 months from the Closing Date of the convertible loan to purchase a common share of the Company at CAD 0.30 (CAD 10.5 post-Consolidation) per share. On October 30, 2023, the Company issued 18,136,072 (518,174 post-Consolidation) Major Investment Warrants. These Warrants are classified as Derivative liability (see note 6). On March 28, 2024, all Major Investment Warrant holders agreed to convert the exercise price of the warrants from CAD to the equivalent in USD, based on the exchange rate at the dated of the approval of the Canadian Securities Exchange. Since the warrants have an exercise price denominated in US dollars which is the Company’s functional currency, the Company reclassified the Major Investment Warrants as an equity instrument.

As an incentive for early conversion, any investor who converts their investment amount within 12 months following the Closing Date of the convertible loan will receive a warrant for each CAD 0.30 (CAD 10.5 post-Consolidation)converted (the “Early Conversion Warrant”). Each Early Conversion Warrant will be exercisable to purchase a common share of the Company at an exercise price of CAD 0.30 (CAD 10.5 post-Consolidation)per share for a period expiring on the maturity date of the convertible loan. On March 28, 2024, all Early Conversion Warrant holders agreed to convert the exercise price of the warrants from CAD to the equivalent in USD, based on the exchange rate at the dated of the approval of the Canadian Securities Exchange. Since the warrants have an exercise price denominated in US dollars which is the Company’s functional currency, the Company reclassified the Major Investment Warrants as an equity instrument.

On March 28, 2024 the company issued 49,719,442 (1,420,554 post-Consolidation) shares as a result of the conversion of $8,796 (principal and accrued interest) related to the Convertible loan B and 39,775,554 (1,136,444 post-Consolidation) Early Conversion Warrants to purchase shares of the Company at $0.222 ($7.77 post-Consolidation) per share. 34,563,008 (987,513 post-Consolidation) warrants will expire on October 30, 2025, and 5,212,546 (148,931 post-Consolidation) warrants will expire on December 22, 2025 (see note 3b, 3d).

The Convertible Loan is denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. The conversion rate to common shares is variable as it depends on the Company’s share price prevailing at specific dates on the stock exchange. Therefore, the convertible loan is a hybrid instrument that includes a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 5 - CONVERTIBLE LOANS (Continued):

The component of fair value changes relating to the company’s own credit risk is recognized in OCI. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the company company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Binomial model. The following assumptions were used to determine the fair value of the Convertible Loans:

March 31, 2024
Risk‐free interest rate	4.32% - 4.40%
Expected volatility	50%

Convertible loan B
Balance as of January 1, 2024	11,727
Loss recognized in Profit or loss	2,824
Conversion of convertible loans (note 3b)	(12,310)
Balance as of March 31, 2024	2,241

Convertible loan B	As of March 31, 2024	As of December 31, 2023
Carrying amount	2,241	11,727
Amount to be paid at maturity date (principal + accrued interest)	2,046	10,342

c.Convertible loan C:

In April 2023, the Company signed an agreement (“the Agreement”) with certain lenders (the “Lenders”), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the “Convertible Loan”) with aggregate principal amounts of up to $3,440 (“Principal Loan Amount”). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 9% per annum from the closing date (the “Anniversary”). The Company will pay the Lenders, to the extent such interest is unconverted any interest accrued up to and including the date that is twelve months following the Closing Date on the Anniversary.

The Convertible Loan shall mature on the date that is twelve months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is CAD 0.20 (CAD 7 post-Consolidation) per share (the “Conversion Price”).

On March 28, 2024 the company issued 21,883,983 (625,257 post-Consolidation) shares as a result of the conversion of $3,226 (principal and accrued interest) related to Convertible loan C (see note 3b).

The Convertible Loans are denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. Therefore, the convertible loan is a hybrid instrument that includes a debt host contract and an embedded derivative liability.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 5 - CONVERTIBLE LOANS (Continued):

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

The component of fair value changes relating to the company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the company company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Binomial model. The following assumptions were used to determine the fair value of the Convertible Loans:

March 31, 2024
Risk‐free interest rate	4.72%
Expected volatility	50%

Convertible loan C
Balance as of January 1, 2024	4,303
Loss recognized in Profit or loss	993
Conversion of convertible loans (note 3b)	(4,516)
Balance as of March 31, 2024	780

Convertible loan C	As of March 31, 2024	As of December 31, 2023
Carrying amount	780	4,303
Amount to be paid at maturity date (principal + accrued interest)	552	3,638

NOTE 6 - FINANCIAL INSTRUMENTS - FAIR VALUE MEASUREMENT:

This note provides an update on the judgements and estimates made by the Company in determining the fair values of the financial instruments since the last annual financial report.

The following table summarizes the information about the level 3 fair value measurements:

March 31, 2024
Item	Fair value	Valuation technique	Fair value hierarchy level	Significant unobservable inputs
Convertible Loans	7,981	Binomial model	level 3	Volatility of firm’s assets returns*

* A change in the volatility measure by 5% results in a change of +/- $12 of the fair value

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 6 - FINANCIAL INSTRUMENTS - FAIR VALUE MEASUREMENT (Continued):

Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy:

Derivative Liability - Warrants

Balance as of December 31, 2022	-
Issuance of warrants	291
Exercise of warrants	-
Loss recognized in profit or loss	235
Balance as of December 31, 2023	526
Loss recognized in profit or loss	408
Reclassification as an equity instrument (note 5b)	(934)
Balance as of March 31, 2024	-

Convertible Loans

Balance as of December 31, 2022	8,549
Issuance of convertible loan	13,517
Loss recognized in profit or loss	1,024
Conversion of convertible loans	(2,557)
Balance as of December 31, 2023	20,533
Conversion of Convertible loan (note 3b)	(17,170)
Loss recognized in Profit or loss	4,618
Balance as of March 31, 2024	7,981

Financial instruments not measured at fair value:

Financial instruments not measured at fair value include cash and cash equivalents, restricted cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and Liability to Agricultural Research Organization.

Due to their short-term nature, the carrying value of cash and cash equivalents, restricted cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable approximates their fair value.

The fair value of Liability to Agricultural Research Organization for March 31, 2024 and December 31, 2023 is not materially different to the carrying amount.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 7 - RELATED PARTIES TRANSACTIONS:

Related parties including the Company’s CEO, CFO, Chairman of the Board and Directors.

Related party transactions:

	Three months ended March 31,
	2024	2023
Compensation of key management personnel of the Company:
CEO Management fees	117	123
Chairman Management fees	132	69
CFO Management fees	8	8
Share base payment to CEO	-	9
Share base payment to Chairman	-	114
Other related party transactions:
Share base payments	1	4

Balance with related parties:

	March 31, 2024	December 31, 2023
Due to CEO	30	29

NOTE 8 - OPERATING SEGMENTS:

Starting January 1, 2024, the Company has two operating segments or business units: the Products business unit and the CDMO Services business unit. In identifying these operating segments, management generally follows the Company service lines representing its main products and services.

Segment description:

1.Products business unit.

oNutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

oCosmeceuticals: Research and development for future manufacturing, marketing, and sales of science-based health and cosmeceutical solutions.

2.CDMO Services business unit

Offering customers from the pharmaceuticals, cosmeceuticals, nutraceuticals, and nutrition industries through an end-to-end service agreement for development and manufacturing of specific plant-based active molecules.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 8 - OPERATING SEGMENTS (Continued):

Segment information:

	Three months ended March 31, 2024
	Products	CDMO Services	Total
Revenues	5,269	75	5,344

Segment loss	1,249	175	1,424

Finance expense, net			5,157
Tax expenses			-
Loss			6,581

	Three months ended March 31, 2023
	Products	CDMO Services	Total
Revenues	2,163	-	2,163

Segment loss	2,535	-	2,535

Finance expense, net			(1,783)
Tax expenses			-
Loss			752

1)Entity wide disclosures of external revenue by location of customers:

	Three months ended March 31,
	2024	2023
Israel	485	483
USA	4,859	1,680
	5,344	2,163

2)Additional information concerning revenues:

There is no single customer from which revenues amount to 10% or more of total revenues reported in the financial statements.

NOTE 9 - SUBSEQUENT EVENTS:

a)On April 1, 2024, the Company entered into a new lease agreement for a new facility located in Yavne, Israel and will be leased for a period of 6.5 years. The new facility houses clean rooms, laboratory space, offices, and additional space capable of supporting a new manufacturing facility.  In parallel, the Company signed an equipment purchase agreement for 12 clean rooms located at the same facility at a cost of $3,500. All equipment for the clean rooms has been installed and is ready for immediate operational use.

b)On April 18, 2024, the Company issued 22,826,132 (652,175 post-Consolidation) shares as a result of conversion of $4,124 (principal and accrued interest) and 3,090,284 (88,294 post-Consolidation) Early Conversion Warrants to purchase shares of the Company at $0.222 ($7.77 post-Consolidation) per share as part of convertible loan B. 2,917,987 (83,371 post-Consolidation) warrants will expire on October 30, 2025, and 172,297 (4,923 post-Consolidation) warrants will expire on December 22, 2025.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 9 - SUBSEQUENT EVENTS (Continued):

c)On April 26, 2024, the Company granted 300,000 (8,571 post-Consolidation) warrants to consultants to purchase shares of the Company at CAD 0.26 (CAD 9.10 post-Consolidation) ($0.19 ($6.65 post-Consolidation)) per share. The warrants are exercisable for 24 months.

d)On April 26, 2024, the Company granted 700,000 (20,000 post-Consolidation) restricted share units to a consultant pursuant to its Equity Incentive Compensation Plan.

e)On May 27, 2024, the Company’s shareholders approved a 35-for-1 share consolidation, (hereinafter referred to as the 35:1 Share Consolidation) of the Company’s common shares pursuant to which the holders of the Company’s common shares received one common share for every 35 common shares held. The 35:1 Share Consolidation was approved by the Canadian Securities Exchange and is effective from June 3, 2024. All common shares (issued and unissued) were consolidated on the basis that every 35 common shares of no-par value were consolidated into 1 common share of no-par value.

Unless otherwise indicated, all share information is presented on a post-Consolidation basis (reverse split).

The following table summarizes the loss per share before giving effect of the reverse stock split:

	Three months ended March 31, 2024	Three months ended March 31, 2023
Net loss and comprehensive loss	6,581	752
Weighted average number of shares outstanding	481,109,884	465,720,560
Basic and diluted loss per share	(0.01)	(0.00)

f)On May 31, 2024, the Company granted employees and consultants 575,000 (16,429 post-Consolidation) options to purchase shares of the Company at CAD 0.255 (CAD 8.93 post-Consolidation) ($0.19 ($6.65 post-Consolidation)) per share under the Company's share option plan.